(A free translation of the original in Portuguese)

TIM Participações S.A. and

TIM Participações S.A. and

Subsidiaries

Financial statements as at

December 31, 2013 and

independent auditor's report

(A free translation of the original in Portuguese)

Contents

Independent auditor's report on the financial statements......................... 1

Audited financial statements

Independent auditor's report

To the Board of Directors and Shareholders

TIM Participações S.A.

We have audited the accompanying financial statements of TIM Participações S.A. ("Parent Company"), which comprise the balance sheet as at December 31, 2013 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of TIM Participações S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2013 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility
for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company
financial statements

In our opinion, the parent company financial statements referred to above present fairly, in all material respects, the financial position of TIM Participações S.A. as at December 31, 2013, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated
financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries as at December 31, 2013, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in note 3 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of TIM Participações S.A., these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries based on equity accounting, while IFRS requires measurement based on cost or fair value. Our opinion is not qualified in respect of this matter.

Other matters

Supplementary information - statements
of value added

We also have audited the parent company and consolidated statements of value added for the year ended December 31, 2013, which are the responsibility of the Company's management. The presentation of these statements is required by the Brazilian corporate legislation for listed companies, but they are considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Rio de Janeiro, February 13, 2014

PricewaterhouseCoopers

Sérgio Eduardo Zamora

Auditores Independentes

Contador CRC 1SP168728/O-4 "S" RJ

CRC 2SP000160/O-5 "F" RJ

TIM Participações S.A. and

TIM Participações S.A. and subsidiaries

Balance sheets at December 31

In thousands of reais

(A free translation of the original in Portuguese)

	Parent Company		Consolidated			Parent Company		Consolidated

Assets	2013	2012	2013	2012	Liabilities	2013	2012	2013	2012

Current assets					Current liabilities
Cash and cash equivalents (Note 6)	19,112	17,114	5,287,642	4,429,780	Suppliers (Note 19)	1,787	1,860	5,255,337	4,293,121
Financial assets valued at fair value through profit or loss (Note 7)				810	Borrowings and financing (Note 20)			966,658	951,013
Trade accounts receivable (Note 8)			3,513,029	3,650,871	Leases (Note 18)			9,557
Inventories (Note 9)			296,829	269,145	Derivative transactions (Note 41)			44,418	42,061
Dividends receivable (Note 16)	389,311	397,906			Labor obligations (Note 21)	786	204	170,556	133,283
Indirect taxes and contributions recoverable (Note 10)			913,215	906,101	Indirect taxes, fees and contributions (Note 22)	59	39	580,625	635,061
Direct taxes and contributions recoverable (Note 11)	25,118	23,975	370,626	331,225	Direct taxes, fees and contributions (Note 23)	2,758	2,746	115,103	204,917
Prepaid expenses (Note 13)			206,354	180,371	Dividends payable (Note 27)	396,879	373,241	396,879	373,241
Derivative transactions (Note 41)			11,969	104,712	Authorizations payable (Note 2)			77,216	369,583
Other assets (Note 15)	10,262	8,324	141,140	94,702	Other liabilities (Note 24)	7,511	6,361	431,753	372,942

	443,803	447,320	10,740,804	9,967,717		409,780	384,451	8,048,103	7,375,222

Non-current assets					Non-current liabilities
Long-term receivables					Borrowings and financing (Note 20)			3,779,998	3,439,082
Financial assets valued at fair value through profit or loss (Note 7)	89	140	28,681	21,834	Derivative transactions (Note 41)				36,144
Trade accounts receivable (Note 8)			35,959	61,305	Leases (Note 18)			313,113
Indirect taxes and contributions recoverable (Note 10)			536,757	215,261	Indirect taxes, fees and contributions (Note 22)			86	246,180
Direct taxes and contributions recoverable (Note 11)			22,537	21,658	Direct taxes, fees and contributions (Note 23)			226,668	175,892
Deferred income tax and social contribution (Note 12)			1,064,721	1,252,018	Deferred income tax and social contribution (Note 12)			337,770	196,806
Judicial deposits (Note 14)	50,535	34,703	720,261	821,312	Provision for contingencies (Note 25)	3,054	3,597	372,075	311,287
Prepaid expenses (Note 13)			96,906	94,038	Pension plans and other post-employment benefits (Note 42)			1,084	4,486
Derivative transactions (Note 41)			234,894	84,095	Provision for future asset retirement (Note 26)			299,813	298,808
Other assets (Note 15)			13,224	14,040	Other liabilities (Note 24)	29,767	29,772	164,817	192,200
	50,624	34,843	2,753,940	2,585,561
						32,821	33,369	5,495,424	4,900,885
Investments (Note 16)	14,385,258	13,610,971			Total Liabilities	442,601	417,820	13,543,527	12,276,107
Property, plant and equipment (Note 17)			8,207,242	7,566,510
Intangible assets (Note 18)	157,556	157,556	6,436,181	5,989,189
					Shareholders' equity (Note 27)
	14,593,438	13,803,370	17,397,363	16,141,260	Capital	9,839,770	9,839,770	9,839,770	9,839,770
					Capital reserves	1,217,640	387,000	1,217,640	387,000
					Carrying value adjustments	2,013	(232)	2,013	(232)
					Revenue reserves	3,538,586	3,609,701	3,538,586	3,609,701
					Treasury shares	(3,369)	(3,369)	(3,369)	(3,369)

					Total shareholders´equity	14,594,640	13,832,870	14,594,640	13,832,870

Total assets	15,037,241	14,250,690	28,138,167	26,108,977	Total liabilities and shareholders' equity	15,037,241	14,250,690	28,138,167	26,108,977

TIM Participações S.A. and

TIM Participações S.A. and subsidiaries

Statements of income

Years ended December 31

In thousands of reais

(A free translation of the original in Portuguese)

	Parent Company		Consolidated
	2013	2012	2013	2012
				(Reclassified)

Net operating revenues (Note 29)			19,921,291	18,763,947

Cost of services rendered and goods sold (Note 30)			(10,822,202)	(9,880,984)

Gross income			9,099,089	8,882,963

Operating revenues (expenses)
Sales (Note 31)			(4,911,522)	(4,774,161)
General and administrative (Note 32)	(14,825)	(9,538)	(1,012,556)	(1,029,943)
Equity in results of subsidiaries (Note 16)	1,521,331	1,439,795
Other operating expenses, net (Note 33)	(1,409)	(567)	(736,138)	(755,489)

	1,505,097	1,429,690	(6,660,216)	(6,559,593)

Operating income	1,505,097	1,429,690	2,438,873	2,323,370

Finance income (costs):
Finance income (Note 34)	9,249	13,919	451,391	479,015
Finance costs (Note 35)	(8,750)	8,027	(749,700)	(644,754)
Foreign exchange variations, net (Note 36)	18	(10)	(4,411)	(4,151)

	517	21,936	(302,720)	(169,890)

Income tax and social contribution	1,505,614	1,451,626	2,136,153	2,153,480

Income tax and social contribution (Note 37)		(2,738)	(630,539)	(704,592)

Net income for the year	1,505,614	1,448,888	1,505,614	1,448,888

Earnings per share attributable to shareholders of the Company (in R$ per share)

Basic earnings per share (Note 38)	0,6230	0,5995

Diluted earnings per share (Note 38)	0,6228	0,5994

TIM Participações S.A. and

TIM Participações S.A. and subsidiaries

Statements of comprehensive income

Years ended December 31

In thousands of reais

(A free translation of the original in Portuguese)

	Parent Company		Consolidated

	2013	2012	2013	2012

Net income for the year	1,505,614	1,448,888	1,505,614	1,448,888

Other comprehensive income
Pension plans and other post-employment benefits (Note 42)	2,245	(232)	2,245	(232)

Total comprehensive income for the year	1,507,859	1,448,656	1,507,859	1,448,656

Attributable to
Shareholders of the Company	1,507,859	1,448,656	1,507,859	1,448,656

The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and

TIM Participações S.A. and subsidiaries

Statements of changes in shareholders' equity

In thousands of reais

(A free translation of the original in Portuguese)

			Revenue reserves

	Capital	Capital reserves	Legal reserve	Reserve for expansion	Proposed additional dividends	Treasury shares	Carrying value adjustments	Retained earnings	Total

Balances at December 31, 2011 - Restated	9,839,770	384,489	290,909	2,441,555	-	(3,369)			12,953,354

Total comprehensive income for the year
Net income for the year								1,448,888	1,448,888
Effect of supplementary retirement amount recorded directly in the subsidiary's shareholders equity							(232)		(232)

Total comprehensive income for the year					-		(232)	1,448,888	1,448,656

Total contributions by and distributions to shareholders
Stock options (Note 28)		2,511							2,511
Effect of merger of subsidiaries TIM Fiber SP and TIM Fiber RJ				(1,477)					(1,477)
Allocation of net income for the year:
Legal reserve (Note 27)			72,444					(72,444)
Dividends (Note 27)								(344,111)	(344,111)
Recognition of reserve for expansion (Note 27)				1,032,333				(1,032,333)
Supplementary dividends				(229,160)					(229,160)
Dividends recorded directly in shareholders' equity				3,097					3,097

Total contributions by and distributions to shareholders		2,511	72,444	804,793				(1,448,888)	(569,140)

Balances at December 31, 2012	9,839,770	387,000	363,353	3,246,348		(3,369)	(232)		13,832,870

Total comprehensive income for the year

Net income for the year								1,505,614	1,505,614
Effect of retirement benefit supplement recorded directly in the subsidiary's equity							2,245		2,245

Total comprehensive income for the year							2,245	1,505,614	1,507,859

Total contributions by and distributions to shareholders
Stock options (Note 28)		4,244							4,244
Allocation of net income for the year:
Legal reserve (Note 27)			75,281					(75,281)
Dividends (Note 27)								(357,583)	(357,583)
Recording of reserve for tax incentives		826,396		(699,201)				(127,195)
Proposed additional dividends 2013					485,722			(485,722)	-
Recording of reserve for expansion (Note 27)				459,833				(459,833)
Supplementary dividends				(398,889)					(398,889)
Dividends recorded directly in shareholders' equity				4,805					4,805
Reversal of put option balance				1,334					1,334

Total contributions by and distributions to shareholders		830,640	75,281	(632,118)				(1,505,614)	(746,089)

Balances at December 31, 2013	9,839,770	1,217,640	438,634	3,099,952		(3,369)	2,013		14,594,640

The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and

TIM Participações S.A. and subsidiaries

Statements of cash flows

Years ended December 31

In thousands of reais

(A free translation of the original in Portuguese)

	Parent Company		Consolidated

	2013	2012	2013	2012
				(Reclassified)
Operating activities
Income before income tax (IR) and social contribution (CSLL)	1,505,614	1,451,626	2,136,153	2,153,480

Adjustments to reconcile income to net cash from operating activities:
Depreciation and amortization			2,767,870	2,688,588
Equity in results of subsidiaries (Note 16)	(1,521,331)	(1,439,795)
Residual value of property, plant and equipment and intangible assets written-off			11,889	13,927
Interest on asset retirement obligations			4,144	2,617
Recognition (reversal) of provision for contingencies	(1,578)	(233)	287,174	236,047
Monetary adjustment of judicial deposits and contingencies	897	(98)	64,020	35,419
Monetary adjustment of dividends	(204)		7,564
Interest, monetary and exchange variations and other financial adjustments			496,884	284,880
Provision for doubtful debts (Note 8)			240,051	250,972
Stock options (Note 28)	461		4,244	2,511

	(16,141)	11,500	6,019,993	5,668,441

Decrease (increase) in operating assets
Trade accounts receivable			(3,909)	(541,421)
Taxes and contributions recoverable	116	(20,638)	(355,737)	197,651
Inventories			(27,684)	4,026
Prepaid expenses			(28,851)	(68,342)
Dividends received	769,602	1,296,251
Judicial deposits	(15,691)	(8,585)	134,096	(181,383)
Other assets	(2,032)	(3,567)	(41,068)	(24,501)

Increase (decrease) in operating liabilities
Labor obligations	582	123	37,273	(12,520)
Suppliers	(1,557)	(1,105)	895,908	550,594
Taxes, fees and contributions	33	(31)	(644,194)	(625,864)
Authorizations payable			(292,366)	327,162
Provision for contingencies			(323,451)	(222,000)
Other liabilities	1,145	2,075	(100,508)	46,352

Net cash from operating activities	736,057	1,276,023	5,269,502	5,118,195

Investment activities
Capital increase in subsidiary Intelig		(762,799)
Financial assets stated at fair value through profit or loss	50	148	(6,037)	5,101
Additions to property, plant and equipment and intangible assets			(3,557,767)	(3,764,726)
Asset retirement obligations			(3,139)	34,273

Net cash from (used in) investment activities	50	(762,651)	(3,566,943)	(3,725,352)

Financing activities
New borrowings			1,109,757	1,694,750
Repayment of borrowings			(1,260,914)	(1,323,243)
Payment of financial lease			(1,913)
Reimbursement to shareholders - reverse stock split of TIM Fiber RJ S.A. shares			(31)	(549)
Derivative transactions			42,513	(73,593)
Dividends paid	(734,908)	(523,283)	(734,908)	(523,283)
Reimbursement of dividends	799		799

Net cash used in financing activities	(734,109)	(523,283)	(844,697)	(225,918)

Increase (decrease) in cash and cash equivalents	1,998	(9,911)	857,862	1,166,925

Cash and cash equivalents at the beginning of the year	17,114	27,025	4,429,780	3,262,855

Cash and cash equivalents at the end of the year	19,112	17,114	5,287,642	4,429,780

The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and

TIM Participações S.A. and subsidiaries

Statements of value added

Years ended December 31

In thousands of reais

(A free translation of the original in Portuguese)

	Parent Company		Consolidated

	2013	2012	2013	2012
Revenues
Gross operating revenue			29,661,754	27,755,812
Provision for doubtful debts			(240,051)	(250,972)
Discounts, returns and other			(3,195,802)	(3,037,028)

			26,225,901	24,467,812

Inputs purchased from third parties
Costs of services rendered and goods sold			(8,280,452)	(7,658,116)
Materials, electricity, third-party services and other	(8,073)	(6,328)	(3,613,758)	(3,462,227)

	(8,073)	(6,328)	(11,894,210)	(11,120,343)

Retentions
Depreciation and amortization			(2,767,870)	(2,688,588)

Net added value generated	(8,073)	(6,328)	11,563,821	10,658,881

Added value received from transfer
Equity pick-up	1,521,331	1,439,795
Financial revenues	9,280	13,927	686,154	1,030,803

	1,530,611	1,453,722	686,154	1,030,803

Total added value to share	1,522,538	1,447,394	12,249,975	11,689,684

Sharing added value
Salaries and social charges
Direct compensation	5,569	2,541	492,750	413,549
Benefits	759	155	136,143	136,968
Unemployment Compensaiton Fund (FGTS)	120	69	46,026	38,348
Other		(235)	11,230	13,667

	6,448	2,530	686,149	602,532

Taxes, fees and contributions
Federal	1,532	3,798	3,236,529	3,180,199
State	6	13	5,326,222	4,863,856
Municipal	13	13	12,602	12,276

	1,551	3,824	8,575,353	8,056,331

Third-party capital remuneration
Interest	8,739	(8,020)	983,703	1,182,552
Rentals	186	172	499,156	399,381

	8,925	(7,848)	1,482,859	1,581,933

Own capital remuneration
Dividends	357,583	344,111	357,583	344,111
Retained earnings	1,148,031	1,104,777	1,148,031	1,104,777

	1,505,614	1,448,888	1,505,614	1,448,888

	1,522,538	1,447,394	12,249,975	11,689,684

The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Management´s Report

 TIM PARTICIPAÇÕES S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276 963

To the Shareholders,

The management of TIM Participações S.A. (“TIM Participações”, “The Company” or “TIM”) hereby submits to you the Company’s Management Report and Consolidated Financial Statements, with the independent auditors’ report regarding the financial year ended on 31 December 2013.

The Company’s consolidated financial statements were prepared in accordance with the International Financial Reporting Standards – IFRS, as defined by the IASB (International Accounting Standards Board).

The operating and financial information of 2013 below, except when indicated otherwise, are presented in Reais (R$), based on consolidated figures and in accordance with Brazilian corporate law.

Profile

TIM Participações is a publicly held corporation that has shares listed on São Paulo Stock Exchange (BM&FBovespa) and ADRs (American Depositary Receipts) traded on New York Stock Exchange (NYSE). The Company is also part of a select group of companies that make up the ISE (Corporate Sustainability Index) portfolio and, moreover, it is the only telecommunications company to be part of the New Market, the highest level of corporate governance of BM&FBOVESPA and has recently implemented the Audit Committee, what highlights even more its corporate governance.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., subsidiary of the Telecom Itália group. Innovation and quality are two of the strategic pillars that TIM shares with its parent company. In this regard, TIM invests substantially in network and IT and builds synergies with its parent group through the sharing of experiences and the adoption of best practices policy, always assuring innovative experiences for all its customers. Through our subsidiaries, TIM Celular S.A. and Intelig, we operate in the market for mobile, landline and long-distance telephony services and also data transmission throughout the national territory. TIM is also reference in provision of ultra broadband cable services, covering the metropolitan regions of Rio de Janeiro and São Paulo states.

We are the second largest provider of mobile telephony services in Brazil in terms of total number of lines, with 73.4 million clients and market share of 27.1%, according to ANATEL data of 31 December 2013. In this last period, we recorded 3.1 million net additions, a 4.3% increase compared with the number recorded in the same period ended on 31 December 2012. In 2013, our service net revenue was equivalent to R$ 16,700 million, a 1.7% increase compared with the same period ended in 2012. Our EBITDA has also increased in the comparison between such fiscal years, recording a 3.9% increase year-to-year.

With GSM technology, we reached, on 31 December 2013, nearly 95% of the country’s urban population, with presence in 3.4 thousand cities. We also have a sophisticated 3G network available for more than 78% of Brazil’s urban population and international roaming agreements that include 450 available networks in over 200 countries.

Our optical fiber network is installed from North to South of the country, with a vast long-distance network (backbone) of nearly 47 thousand km and metropolitan networks with unique capillarity to provide high quality ultra broadband services in the metropolitan regions of Rio de Janeiro and São Paulo states. Additionally, this year we started our metropolitan optical fiber network expansion Project in the 44 main Brazilian cities (reaching around 50% of the total traffic) by the end of 2014. This project is an important step for the Company, as it is fundamental to deliver a high performance data service, including 4G technology. Among other projects, such as the expansion of our optical fiber long-distance network, we completed the project for the construction of LT Amazonas in 2013, which consists of an optical fiber backbone that connects the main cities of the country’s Northern region, one region with the most inneficient infrastructure n the country.

Our brand is strongly associated with innovation. We were pioneers in the launch of several products in Brazil, such as the MMS and Blackberry. We believe some of the mobile telephony plans we had created, such as Liberty (unlimited use) and Infinity (pay-for-call concept), transformed the mobile telephony market in Brazil, in line with our strategies to stimulate voice traffic, long-distance calls and accelerating the landline-mobile replacement process (migration from traffic originated from landlines to traffic originated from mobile numbers) that started with voice traffic and now can also be noticed in data traffic. Our growth in the mobile telephony market does not generate any cannibalization effect in our revenue, as we do not have any legacy in the fixed market, which represents an opportunity to increase our share in the global revenue of the sector.

The Company is aware of the need to invest better and more in a sector which, by nature, is capital-intensive. In 2013 the investments amounted to R$3,871 million, a 2.8% growth compared with 2012. Most of this investment was concentrated on infrastructure, confirming our commitment to improve quality. For the three–year period starting in 2014, the projected investment is R$ 11 billion.

By the end of 2013, we had over twelve thousand points of sale, between Premium stores and resellers (exclusive or multi-brand), also counting on the capillarity of large retail chains. In addition to the traditional points of sale, our pre-paid clients have alternative recharging channels, such as supermarkets and newsstands, amounting to over 430,000 points of sale all over Brazil. It is also worth highlighting the 163 owned retail stores at the end of this year, 32 of which were opened in 2013.

1. Management Message

Dear Analyst and Shareholder,

The year of 2013 was a year of transitions, for both TIM as well as the market. The economy showed modest growth, with a still intense competitive scenario. In this context, we sought greater efficiency by focusing on managing costs without having to sacrifice the pace of accelerated business growth. The results we present today are a confirmation of this approach, which can be verified, for instance, by increasing postpaid sales numbers while at the same time reducing bad debt to its lowest historical levels and cutting the subscribers acquisitions costs when compared to the previous years. On the industrial side, our strategy to develop and operate our own infrastructure rather than depend on leased infrastructure resulted in a significant reduction of our network costs, even when accounting for much increased traffic volumes for both voice and data.

Our Strategic Priorities involving network and infrastructure, offer evolution, institutional relationships and people have been and continue to be executed with great attention and engagement of our team. Much has been done and much remains to be done and I have the strong belief that this path is key for our Company.

Network, Infrastructure, Offer

2013 was a very intense year for our main priority, the network and infrastructure development, and I would say that the year was marked by the strengthening and quality improvement of our network in many fronts. The main projects of the year were: (i) Quality improvement project for our 195 main cities, (ii) Mobile Broadband (iii) Fiber-To-The-Site (FTTS) deployment in ~40 key cities, (iv) Several pilot projects of small-cell and Wi-Fi infrastructure, and (v) the deployment of the LT Amazonas fiber transmission line project in the Amazon region.

We can see that all these efforts on the infrastructure side are already improving the quality perceived by our customers, as it can be seen in recent satisfaction surveys with our user base.

As for the marketing and sales activities, we had an important year, with the launch of new offers and services such as TIM Music, TIM Web+Torpedo, Exchange Top-up, amongst others, all of them supported by our very strong sales channels and partners - arguably the best in our industry. This approach of defending our user base and developing a new image has helped maintain TIM’s competitive position as the leader in the Pre-Paid segment and the second largest mobile operator in total number of subscribers, reaching a customer base of over 73 million users and growing above the market average growth.

4G operation

2013 marked the launch of our 4G operations, with an innovative and efficient approach. We adopted since the inception a model of infrastructure sharing (“RAN-Sharing”) with the operator Oi, while at the same time maintaining the strength of our Liberty offer platform to position and sell our 4G packages. As a result, we had a very satisfactory market performance, achieving a market-share of close to 31% of 4G users, above even our total market-share of 27.1%.

Institutional Image

I would also like to briefly call the attention to our results on the Institutional Image an Institutional Relationships front, as last year was marked by a significant improvement in the external positioning and image of the company, as well as in its recognition and relationship with all of its major stakeholders, including the Regulatory Agency, Ministries, Congress, Analysts, Press and all of its customers. With its innovative “Portas Abertas” (“Open Doors”) Project, the company strengthened its interaction with customers, reinforcing the perception of transparency and seeking to lead the industry discussions about the evolution of the mobile sector in the country.

What to Expect for 2014

At the end of 2013, there were many news and speculation about the future of TIM and an eventual consolidation movement in the Brazilian market. We are aware of the great importance of the Brazilian operation for the Telecom Italia Group and other stakeholders. I'm personally committed to ensure that rumors do not impact our operation and do not remove the focus of our daily execution. We are fully committed to the execution of our three-year plan and will not let rumors and speculation about our company hinder our results or divert us from our strategic path.

Without a question much has been done in 2013 on the improvement of our infrastructure, nonetheless we will continue to work at an intense pace in 2014. We are now much more prepared for the next leap that will come with the intense development of data services.

As challenges for 2014 we must: (i) continue to develop the potential of our customer base, which today is the largest community of users in the Brazilian market, through fixed-mobile substitution, especially in the use of mobile data; (ii) keep pursuing market leadership, especially in revenue growth and financial results, (iii) advance in the deployment and launch of innovative solutions and offers, and (iv) expand our quality and coverage in infrastructure, always striving for operational excellence in all we do. I am confident that we are on the right track.

Rodrigo Abreu

CEO

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Management´s Report

2. Economic and Sectorial Outlook

2.1. Economic Environment:

In Brazil, 2013 was characterized by many economic readings, most of them negative. On the positive side, it is worth highlighting the return to the lowest unemployment rate since 2002, 4.6%, registered in November (in December 2012 the same number was registered). On the negative side, the highlights are the GDP of 2013 estimated at 1.91% and the return of a rise in inflation at 5.91%, which exceeded the 4.5% target, but did not reach the 6.5% limit stipulated by the Brazilian Central Bank. It is also worth mentioning that the inflation in 2013 was higher than the one registered last year. As a result, Banco Central had to review its SELIC reduction policy, which closed 2012 in 7.25%, its lower historical plateau, while in 2013 it closed in 10.0%.

The national demand kept showing expansion, mainly due to the low unemployment rate and the domestic market expansion being those some of the main inflation generators seen in Brazil in 2013. The Federal Government has been adopting several measures to keep high consumption and investment. In relation of the exchange rate issue, it has been fighting an intense battle  to try to slowdown the dollar appreciation, which rose 15.2% this year, motivated by the decrease of monthly FED stimulus from US$90 billion to US$70 billion. Besides the practically daily participation in the foreign exchange market offering dollars, the government has also adopted several measures to curb its appreciation, such as the increase of IOF (tax on financial transactions) for transactions with prepaid debit cards, main method of payment used by Brazilian tourists abroad.

The trade balanceclosed out the year with an accumulated surplus of US$2.56 billion in 2013, with a decrease of 86.88% compared to 2012, the worst result since 2000. This poor performance might be explained by the increase in fuel imports, which accounted for a US$ 20 billion shortfall in the balance of trade and for 6.5% increase in imports, mainly due the strength of Real before dollar in the first half of the year.

2.2. Telecommunications Sector

The Brazilian mobile telecom market reached 271,1 million lines until the end of 2013, which represents an annual growth of 3.6% (vs. 8.1% in 2012), representing a teledensity rate of 136.4% vs. 132.8% registered in 2012, in accordance with ANATEL (National Telecommunications Agency). The decrease in the growth pace of the customers’ base results from a less dynamic economic environment, a highly penetrated market (due to the use of multiple SIM Cards) and from the competitive pressure stabilization. However, the growth of the mobile telecom market has been supported by three main factors: i) the M2M market, ii) the growth in demand for data service, especially  in smart/webphones and iii) the migration from pre-pay to contract plans.

The Brazilian mobile telecom market is the fifth largest in the world and it reached, in 2013, a teledensity rate of 136.4 lines for each 100 citizens. The mobile telephony has already been established as the communication mean that is mostly present in Brazilian homes no matter  social class, mainly because  market offers focused on calls made within the same telephone company.

The major part of the growth is still concentrated on the pre-paid segment, which reached 211.6 million of accesses (+0.3% y/y), representing 78% of the total market.

The postpaid segment reached 59.5 million lines, an expansion of 16.9% YoY. The market slowdown reflects the high penetration of mobile market, which managed to expand its scope, taking advantage of the recent moves towards credit expansion and a better income distribution.

The Company’s post-paid segment has been keeping its strong expansion due to the Company’s efficiency in migrating customers who have a better pre-paid plan use profile to hybrid post-paid plans, such as the ’Plano Controle’.

In accordance with ANATEL, the landline telephony sector had a slightly growth of 0.7% when compared to the previous year, closing out the period with 44.6 million accesses, which represents a penetration of nearly 22.7 lines for each 100 houses.

2.3. Particularities of the sector

The mobile telephony in Brazil is a private sector where the prices and fees are regulated by the market. ANATEL is the agency that regulates all the telecommunication sectors in Brazil with the mission “to foster the development of telecommunications in the country in order to endow it with a modern and efficient telecommunications infrastructure, capable to provide proper, diversified and fairly priced services to the society all over the country”.

In the competitive environment, the Brazilian mobile telephony sector is one of the most competitive in the world, being one of the few with four competitors with national presence and with market share between 18% to 28%. The strong movement of competition in the market implies more pressure on margins because of commercial expenditures with publicity and advertisement commissions and subsidy. The practice of subsidy as a competition tool is still being used by most of the operators, while the Company understands that it has to focus its offers on the use of the service. The Company sped up in this way during 2011, setting aside the tool of subsidies of devices, process that started in 2010 and focused on the stimulation of usage.

In 2013, the company kept this approach, being even more aggressive when selling smart/webphones and mini modems without subsidy, aiming to increase the penetration of these devices in the base to promote the data usage.

The intensive capital is also one of the main characteristics of the telecommunications industry. In order to support the increase in network traffic throughout the years, high investments in infrastructure are required to ensure scope and quality of the rendered services.

In 2012, due to the ANATEL demands for purposes of improvement of the quality of the rendered services by the sector, the Company pledged to make heavy investments in its networks in the following years.

In accordance with the Network Improvement Plan presented by TIM to ANATEL by mid of 2012, investments ataround R$8.2 billion will be made by the end of 2014, focused in infrastructure and quality.

The Company’s investments prioritize projects for (i) extend its network with forecast of 30% increase of antennas 2G and 24 thousand kilometers of optical fiber until 2014, (ii) the optimization of the network usage, with tweaks to improve the signal quality in the current areas of coverage and (iii) the mapping of the main causes of interruptions and flaws of the network, as well as the required measures to prevent these events, assuring the quality of the calls and the data connection so that the user has greater access capacity.

As a provider of a service that is fundamental for the country socioeconomic development, the Company strongly believes Brazil is consolidating in a prominent position in the global economic scenario and is satisfied to be able to contribute with the country infrastructure development, promoting the globalization of telecommunication services. The Company restates its investment commitment for 2014 and continuously seeks for more and better services, trying to meet all its shareholders’ needs.

2.4. Regulation of the Sector

The telecommunications sector is submitted to the regulation of the National Agency of Telecommunications - ANATEL, special autarchy responding to the Ministry of the Communications, with independent management. ANATEL is responsible for ruling standards related to telecommunications services and to the relationship between different operators, as provided in the General Law of Telecommunications (Law nº 9,472, of July 16th, 1997).

Specifically concerning the operational activity of TIM, Intelig and TIM Fiber, ANATEL has developed a strict regulation of mobile communications services (Personal Mobile Service - SMP), of fixed telephony (Commuted Fixed Telephonic Service - STFC) and data-communication (Multimedia Service of Communication - SCM). In the second semester of 2012, the operators Fiber SP and Fiber RJ were incorporated by TIM, which assumed the continuity of service providing.

In light of the dynamism in the sector, especially because of changes in technology experienced by the operators, mainly regarding SMP, the standards issued by ANATEL might be regularly updated.

In order to share the planning of its action with the society and to optimize the implementation of the public policies established by the Executive, ANATEL approved the General Plan of Update of Telecommunications Regulation in Brazil - PGR (Resolution No. 516/2008). In PGR, the ANATEL establishes actions of short, medium and long run, defined, respectively, in 2, 5 and 10 years.

This process of normative adequacy takes in consideration the technical analyses of ANATEL specialized areas and the matters resulting of public hearings, by means of which the regulation update proposals are debated between ANATEL, state authorities and the society, always closely followed by the Company.

The publication of Presidential Decree no. 7,512, as of  June 30th, 2011, also provided very important landmarks for the sector, as the auction of fourth generation radiofrequencies and the determination of quality goals for broadband, which resulted in a new regulation for SMP and SCM, setting quality standards for mobile and fixed broadband, in phase of implementation by means of a group of companies and ANATEL, whose full adaptation will require new investments and the Decree has also approved the new Public Consultation on the Regulation of the General Plan for Fixed Telephony Services in Public Regime (PGMU), to be mandatorily observed by the STFC (Service of Commuted Fixed Telephone) concessionaires.

Part of the new quality targets for the SMP have become mandatory at the end of March 2012 and the rest mandatory at the end of October 2012. However, the quality targets set for the SCM have become mandatory at the beginning of November 2012.

Due to the new PGMU, ANATEL issued the Regulation of Universal Access Obligations in October 2012.

Throughout 2012, other important regulations with great impact on TIM operation and Intelig were issued by ANATEL, especially those listed below:

•

Regulation for the Application of Administrative Penalties, issued on May 2012, revoking the previous regulation on the subject. It is relevant to point out the redefinition of suitable minimum and maximum values when the fine penalty is applied, in accordance with the economic size of the service provider, as well as the suspension of the enforceability of this penalty until PADO (Administrative Process of Verification of Non-Compliance with Obligations) is finished.

•

Regulation of Leased Lines – EILD, issued on May 2012, revoking the previous regulation on the subject, whose main topics are mentioned in item 2.4.2 of this document.

•

The Regulation of Supervision, edited in August 2012, revoking the previous regulation on the subject.

•

Resolution that approved the Overall Plan of Competition Targets – PGMC, issued in November 2012, introducing an important regulatory mark in the sector.

Finally, another important important regulatory mark for the telecommunications sector was the issue of the Law no. 12.485 on September 2011, which brought a new scenario for the pay-TV services and for the production and distribution of content, creating the Conditional Access Audiovisual Media and Service – SeAC. Due to this law, ANATEL issued, on March 2012, the Regulation of SeAC, establishing the conditions to provide this service and the paid TV services already existing.

Afterwards, throughout 2013, important Regulations and Public Consultations with great impact on TIM and Intelig operation were issued by ANATEL, mainly those listed below:

•

Approved alterations in the Regulations of SMP, issued in November 2012, so that successive calls with same origin and destination, with time interval shorter than 120 seconds, were considered as just one call for charging purposes.

•

Regulation of the new Internal Regime of the National Telecommunications Agency, issued on April 2013, which brought important changes in the assignments of each Superintendence.

•

Alteration of the Regulation of the Conditioned Access Service (SeAC), which regulates the paid TV services, the production, and the distribution of content, creating the Conditioned Access Audiovisual Media and Service.

•

Regulation concerning the providing of Fixed Switched Telephone Services (STFC) destined to the public out of the Basic Tariff Area (ATB), issued in August 2013, which has set the rules to users support in rural areas.

•

Regulation that approves the Users Council, issued on October 2013, which sets the basic rules for the implementation, operation and maintenance of the STFC, SMP, SME, SCM and paid TV Services Users Council.

•

Resolution that alters the Resolution of the Personal Mobile Service, approved by the Resolution no. 477 and determines that the SMP providers inform the Emergency Public Service the localization of the Mobile Station that calls the Public Emergency Service, issued on November 2011 and applied from 30 April 2014 on to serve the 2014 FIFA World Cup.

•

Regulation of the Term for the Adjustment of Conduct, issued on December 2013, shall allow the agency to sign Terms for the Adjustment of Conduct (TACs) with the telecommunications service providers. In practice, the regulatory agency may Exchange fines for investment commitments from the companies.

•

Regulation of the Destination of the Band of 700 MHz, issued on November 2013 (Resolution no. 625/2013), which approves the destination of the band from 698 MHz to 806 MHz for telecommunications services; the band currently used is the one for TV broadcast. The new destination of these frequencies for telecommunication services shall enter into force with the publication of the band bidding terms, which in its turn, is subject to the publication of the regulation against interferences, after the tests applied by ANATEL are finished and the replanning of radio broadcast channels is concluded.

•

In September 2013, ANATEL, in accordance with directive in Public Hearing no. 40, informs that from 2014 on TIM and other mobile telephone operators shall send two cost models besides the FAC HACA (Fully Allocated Cost historical Cost Accounting) sent since 2007. They refer to CCA (Current Cost Accounting) and LRIC (Long Run Incremental Cost) models. Before that, the mobile telephone operators were exempted of sending it.

•

In March 2013, ANATEL, in accordance with directive in Public Hearing no. 13, proposes a single regulation for the telecommunication sector, with general rules for customer care, collection and offers to consumers of fixed and mobile telephony services, broadband and paid TV services is being proposed by the National Telecommunication Agency (ANATEL). The initiative aims to adapt all the telecommunication services to the attendance rules foreseen in SAC Law (Customer Care), such as maximum time to answer the customer and period to keep information.

2.4.1. Radiofrequencies Spectrum

The Company has the license for SMP services in the frequency ranges 450 MHz, 800 MHz, 900 MHz, 1.8 GHz and 1.9/2.1 GHz and 2.5 GHz, what allows it to provide mobile communication services in the technologies 2G, 3G and 4G all over the country.

In October 2010, ANATEL started the bidding No. 002/2010-PVCP/SPV for sub band H (band of 1.9/2.1 GHz - 3G) and the leftovers of 1.8 GHz (2G) bands. Because of impediments defined by ANATEL, related to the limits for detention of radiofrequencies, the current SMP service providers, with operation in the band of 1.9/2.1 GHz, were not eligible for the bidding of sub band H.

The impossibility of participation of the current SMP service providers in the bidding of sub band H, allowed Nextel to buy a national 3G coverage and a 2G presence, in Region I of PGA, with a total investment of R$ 1,421.3 million.

In December 2011, Bidding nº 001/2011-PVCP/SPV started, with the remainder of the

Aforementioned bidding. 16 blocks in the band of 1.800 MHz were sold to the telecommunications service providers Claro, Oi, CTBC and TIM, which acquired the biggest amount of MHz with the lesser premium. TIM Authorization Terms for the use of radiofrequency were signed on May 2013.

As a result of its participation in both Biddings, TIM, with an investment of $ 65 million, related to bidding in December 2010 and R$73 million (value without monetary restatement), related to bidding in December 2011, may expand its coverage 2G and intensify its presence in the North and Midwest regions of the country, the states of Paraná, Espírito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais, areas that have registered strong economic growth.

In June 2012, ANATEL promoted the bidding of 450 MHz and 2500 MHz bands, in order to introduce the so-called fourth generation technology in Brazil (4G) to serve, until 30 April 2013, the host cities of the Confederations Cup – Belo Horizonte, Fortaleza, Rio de Janeiro, Recife, Salvador and Brasília, as well as to prepare to host the World Cup, in 2014 and the Olympic Games, in 2015, besides developing coverage in rural areas.

If there was a company that was interested just in 450 MHz national scope band (Lot 1), the lots of 2500 MHz would be bid isolatedly. However, before the inexistence of companies interested just in 450 MHz band, this band was bid along with the lots of 2500 MHz bands. As a result, the winner of each lot took part of the 2500 MHz national scope band and the 450 MHz in specific places, divided into the 4 (four) major SMP Brazilian operators (TIM, Vivo, Claro and Oi), which together form the Brazilian territory.

Claro won Lot 2, acquiring the 2510 to 2530 MHz and the 2630 to 2650 MHz national scope sub bands and the 450 MHz band for an amount higher than R$844 million in the states of Acre, Amazonas, Amapá, Bahia, Maranhão, Pará, Rondônia, Roraima, Tocantins and metropolitan region and coast of the state of São Paulo.

Vivo won Lot 3, acquiring the 2550 to 2570 MHz and the 2670 to 2690 MHz national scope sub bands and the 450 MHz band for an amount higher than R$1 billion in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernanbuco, Piauí, Rio Grande do Norte, Sergipe and the interior of São Paulo.

TIM won Lot 4, acquiring the 2530 to 2540 MHz, the 2650 to 2660 MHz national scope sub bands, and the 450 MHz band for an amount of R$340 million in the states of Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina (the 450 MHz band was acquired along with Intelig).

Finally, OI won Lot 5, acquiring the 2540 to 2550 MHz and the 2660 to 2670 MHz national scope sub bands and the 450 MHz band for an amount higher than R$330 million in the states of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and Distrito Federal.

The Terms of Authorization were signed in October 2012. The first commitment of coverage due to April 2013, which covers the host cities of the Confederation Cup met the deadline. The coverage solution was developed based on a RAN sharing agreement with OI, which has a complementary band besides TIM’s. The agreement foresees the access network sharing, preserving the individual autonomy of each service provider and the activation of both lots of radiofrequency owned by each operator.

The first commitments of rural coverage linked to the 450 MHz band shall be required in June 2014. The rural obligations will be served by Intelig, which took part in the bid along with TIM, using the STFC. The commitments of rural coverage are rather onerous and require heavy investments of coverage, service offer in rural schools, construction of towers and cession of means for the local STFC concessionaire to comply with the PGMU obligations and with the imposed commitment of acquiring products with national technology.

The authorizations that foresees the license for the use of radiofrequency to provide SMP are in force for undetermined period. They have the following dates of expiry, with the possibility of one single renewal for more than 15 years. In case of renewal, this must be confirmed each 2 years and the percentage figure of 2% over the net income of the first year shall be paid to the Granting Power each two years. Such payment takes into consideration only the net income of the region covered by the license that had been renewed. The SMP authorizations that are in force on 31 December 2013 are showed in the table below:

Terms of Authorization	Date of expiry
	450 MHz	800 MHz, 900 MHz and 1.800 MHz	Additional Frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz Band V1 (4G)	2500 MHz (Band P** (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2016	April, 2023	April, 2023	October, 2027	AM – September, 2014 PA – February, 2024*
Rio de Janeiro and Espírito Santo	October, 2027	March, 2016	ES - April, 2023	April, 2023	October, 2027	RJ – February, 2024*

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipalities of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná

	PR - October, 2027	March, 2016	April, 2023	April, 2023	October, 2027	DF – February, 2024*
São Paulo	-	March, 2016	Interior - April, 2023	April, 2023	October, 2027	-
Paraná (except municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	February, 2024*
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-
Municipality and region of Pelotas, in the state of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	-
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-
Minas Gerais (except the municipalities of sector 3 of PGO for radiofrequencies 3G and leftovers)	-	April, 2013	April, 2023	April, 2023	October, 2027	February, 2015
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-

* Terms already renewed for 15 years, so without right to a new renewal period.

** Only complementary areas in the specific states.

In the course of 2012 and 2013, such as in previous years, TIM faced again discussions when the licenses to use radiofrequencies were extended. As a result of this extension, ANATEL understand that TIM is responsible for (i) providing a new licensing of its SMP radio-base and mobile stations, with the respective collection of the new TFI (Installation Fiscalization Taxes), as well as (ii) collecting public price corresponding to onus of 2% (two per cent) over its SMP income, which comprehends the service plans, interconnection and facilities and additional amenities (Value Added Services – SVA) incomes.

TIM understands the aforementioned demands are improper and promoted the challenge of the collected amounts, through administrative channels, before ANATEL, as well as along the Judiciary, in order to obtain the confirmation of its understanding and the annulment of charges from the Agency.

2.4.2. MTR and Wholesale Market

The interconnection of telecommunications operators is mandatory, allowing the users of different telecommunications services of collective interest (in special, STFC, SMP and the Mobile Service Specialized - SME) originated and terminated on different networks.

In the case of SMP, ANATEL has established that, whenever its network is used to originate or to receive calls, the operators shall receive the “Valor de uso de rede do SMP”  (MTR), also known as mobile termination rate, of free agreement between the related parties.

In the scope of its participation in the Bidding nº 002/2007/SPV, which assured to the Company  the licenses to use radio frequencies in 3G sub bands, ANATEL urged TIM to adopt a single MTR by Region of the SMP License General Plan - PGA, valid from  November 1st, 2010, of free agreement between the related parts (Act no. 8.849/2009-CD).

In October 2011, Anatel approved Resolution no. 576/2011, which stablishs a mechanism of reduction of values for fixed-mobile calls of STFC incunbents (VC-1), by means of an 18% reduction in February 2012, 12% in 2013, and 10% in 2014, on the Telecommunications Services Index - IST. Actually, this negative readjustment of VC-1 rates should be followed by new negotiations for agreement of the VU-M of SMP operators, whose criterion defined in the aforementioned Regulation imputes that the full nominal reduction of the VC-1 will be forwarded to the VU-M.

Considering the aforementioned rules, through the Act no. 486/2012, ANATEL established the first reduction of VC-1 of the STFC concessionaires, in force from 25 February 2012 on. Furthermore, considering that the operators did not succeed in negotiating new VU-M amounts, the Agency set the new remuneration values of the SMP providers for the calls originated in the concessionaires networks, also in force from 25 February 2012 (Act no. 1.055/2012, subsequently rectified by the Act no. 1.480/2012).

By understanding that the VU-M reduction, as determined by ANATEL, did not take into consideration the need of preserving the competition in SMP market, TIM filled an administrative appeal against the respective acts. To the same end and considering the deadlock in the agreement negotiation of its VU-M values with the other operators, TIM opened arbitration proceedings at ANATEL.

In December 2012, as the Agency Board of Directors had dismissed the appeals brought by TIM and kept the VU-M figures fixed through the Act no. 1.055/2012, such as rectified through the Act no. 1.480/2012, TIM requested the Arbitration Board of Interconection, an instance of ANATEL, the confirmation of these same figures for its interconnecting relationship with the other operators (in some cases, the negotiation for the agreement of these figures were reopened).

Notwithstanding, before the News that the reduction of VC-1 of the STFC concessionaires was (or might be) left over under legal measures obtained by these operators, TIM has been preserving for such hypotheses – also by administrative measures at ANATEL – its right to the previous VU-M applicable to in the respective interconnection relationships.

On the other hand, regarding other wholesale market of significant interest for TIM, ANATEL published in May 2012, as a result of the Public Hearing no. 50/2010, which approved the new Regulation of the Industrial Exploration of Dedicated Lines – EILD (REILD), disciplining mechanisms for the optimization of the operational structure for the hiring of transmission circuits, in order to enhance the transparency of the hiring costs and allowing isonomic treatment to the operators that are independent from the concessionaire Groups.

Indeed, the new REILD represented a meaningful advance, inasmuch as it established, especially, (1) more effective rules concerning the definition of projects such as the Standard or Special EILD, as well as the deadlines for hiring and beginning of supply and (ii) specific procedure for the solution of conflicts involving the supply of EILD.

In parallel, ANATEL approved, also in May 2012, the Act no. 2.716/2012, which set the reference EILD values – significantly inferior to those indicated by the Act no. 50.065/2005 -, which equally represented a great advance, in order to guide the figures arbitration in case of conflicts among the operators.

In accordance with the new REILD, the agreements previously made to its editing should be adapted within 120 (one hundred and twenty) days counted from the publication of Resolution no. 590/2012. Although TIM had started negotiations aiming to adapt its EILD agreements, in certain cases the existence of deadlock among the parties took this operator to require ANATEL’s intervention to solve the conflict. Notwithstanding, the new REILD sets a specific procedure for the prompt solution of conflicts involving the supply of dedicated lines, the adoption of legal measures by the companies of Group Oi has delayed the effective adequacy of the EILD agreements made with TIM.

Finally, it is worth highlighting that, in November 2012, after a long period of public hearing, ANATEL edited the Resolution no. 600/2012, which approved the General Plan of Competition Targets (PGMC). Besides the general rationality regarding the rule, it may not be different from the version submited to the Public Hearing no. 41/2011 – implementing in the sector regulation the identification of the relevant markets, in which there are competition risks and Groups which have Dominant Position (PMS) to impose Asymmetric Regulatory Measures in order to promote the competition – several specific rules were largely altered.

All in all, the PGMC set the following relevant wholesale markets (i) interconnection in fixed telephone networks; (ii) interconnection in mobile network; (iii) interconnection Class V; (iv) infrastructure and access networks in fixed network; (v) infrastructure and transport networks, which includes the supply of EILD; (vi) passive infrastructure and network; (vii) national roaming and (viii) interconnection.

In parallel, ANATEL edited 5 (five) acts identifying Groups with PMS in the following relevant markets defined by PGMC: (i) Offer of Access Fixed Network Infrastructure for Data Transmission through a Copper Pair or a Coaxial Cable in Transmission Rates Equal or Inferior to 10 Mbps (Act no. 6.615, as of 8 November 2012); (ii) Wholesale Offer of Fixed Network Infrastructure of Local and Long Distance Transport for Data Transmission in Transmission Rates Equal or Inferior to 34 Mbps (Act no. 6.619, as of 8 November 2012); (iii) Passive Infrastructure for transport and access networks (Act no. 6.620, as of 8 of November 2012); (iv) Ending of Calls in Mobile Networks (Act no. 6.621, as of 8 of November 2012); and National Roaming (Act no. 6.622, as of 8 November 2012).

Group TIM was characterized as having PMS in the following markets: (i)  Passive Infrastructure for transport and access networks (supply of towers); (ii) Ending of Calls in Mobile Networks; and (iii) National Roaming.

Among the Asymmetric Regulatory Measures initially set by ANATEL, it is worth highlighting (i) obligation to create Reference Offers in order to assure greater transparency in the offers made by PMS Groups, (ii) possibility of setting reference values in protective measures committee, (iii) guarantee of attending the demands from Groups which do not have PMS and (iv) creation of entities to provide the most effectiveness to the PGMC rules.

On the other hand, the PGMC established of Bill & Keep rules to be followed by PMS Groups in the interconnection in mobile network market, as well as the limits to the VU-M reference values of PMS Groups from 2014 on. Such rules that were not contained in the initial draft submitted to the Public Hearing no. 41/2011, motivated the presentation of partial annulment of PGMC by TIM, registered at ANATEL on 26 December 2012.

The new VU-M to be practiced from 24 February 2014 on were published in the official government gazette, following the rules set in PGMC. However, in order to assure the period of 12 months for the application of readjustments on the VU-M, TIM appealed to the act, requesting that its application took place from 6 April 2014 on. The request of the PGMC annulment and the request of application of VU-M values of PGMC from 6 April on have not been judged by the Agency yet.

The Resolution Nº 588/2012 , redefined the criteria applied to the remuneration of Commuted Fixed Telephone Service Providers destined for the use of the general public (STFC) through the use of its STFC networks, when interconnected to networks of other Collective Interest Telecommunication Service Providers. Among the main alterations, it is important highlighting:

(i)

From  January 1st, 2014 on, as for the relationship among STFC Providers in local modality, the remuneration for the use of the STFC Local Network shall not be paid;

(ii)

In situations when the remuneration for the use of Local Network is due, in calls from National and International long distance modalities, LDN and LDI, respectively and from terminals of other telecommunication services, the determination of values in calls made in Single Tariff Time, shall consider a reducer of 30% (thirty per cent) on the TU-RL amount;

(iii)

the TU-COM amount shall be equal to half the TU-RL amount

(iv)

the TU-RIU1 and the TU-RIU2 amount shall be limited for the STFC Incunbent in National Long-Distance modality; the tariff of Grade 4 foreseen in its Basic Plan of Service, observed the hour modulation and other conditions established in the regulation or concession agreements, in the following percentages:

a) 25% (twenty-five per cent) until  December 31th, 2012;

b) 20% (twenty per cent) from  January 1st, 2013 on.

2.4.3. Costs Model

The implementation of a costs model by Anatel is being developed since March 2005, with the publication of Resolution No. 396/2005, which approved the Document of Separation and Allocation of Accounts - DSAC, for pricing of STFC and SMP interconnection, as well as wholesale market supplies, especially dedicated lines (EILD) and unbundling.

In continuity to the process for its effective implementation by Anatel, in August 2011, a consortium headed by Advisia Consultancy was hired by means of bidding in partnership with the International Telecommunications Union - ITU, so as to develop the optimized modeling of costs, with two years term for conclusion, which will be the base of all the models the agency will use, especially for setting rates and prices of telecommunications services inputs.

The optimized implementation of the costs model was one of the short-term goals set forth in the PGR, with expectation of conclusion for October 2010; however, its technical complexity indicates that Anatel will only effectively use it in 2014.

As a result of these efforts, in July 2012 ANATEL submitted to the Public Hearing no. 26/12 the Proposal of Relevant Documents for the telecommunication cost model. The deadline for the presentation of contributions ended in 30 August 2012, with the register of 121 contributions to Anatel.

In December 2012, Anatel, along with UIT and Advisia, society that leads the international consortium hired to develop the cost model, promoted a seminar on the project that has been developed, highlighting that the model will be fundamental so that ANATEL complies with the sectorial public policies, once it will allow the access to cost management information of different business areas and product lines of the telecommunication service providers.

To summarize, the three financial models that shall serve as conceptual framework for decision-making are: (i) FAC-HCA to discuss cost recovery, (ii) FAC CCA to analyze new members, and (iii) LRIC for analyzing and promoting competition. As a main  result of this activity, ANATEL approved the adoption of reference values, especially the VU-M, through the PGMC, from February 2016, shall have as basis the developed cost model.

In 2013, ANATEL reviewed nearly all regulation of cost models through the publications of the Resolutions no. 608/2013 and no. 619/2013. In accordance with these new resolutions, which update the previous provision in Resolution no. 396/2005, the level of information reported to the Agency and the amount of products analyzed are highly expanded, besides having a standardization for all operators with regard to the cost allocation costs, which shall allow the comparison among their results. Furthermore, in September 2013, Anatel, through the provision in the Public Hiring no. 40, informs that from 2014 on, TIM and the other mobile operators shall send more two cost models besides FAC HCA (Fully Allocated Cost Historical Cost Accounting) sent since 2007. They comprehend the CCA (Current Cost Accounting) and LRIC (Long Run Incremental Cost). Before that, the mobile operators did not have to send it.

In 31 December 2013, in accordance with the PGMC determinations, ANATEL would disclose the interconnection tariffs (VUM) which shall come into effect from 2016 on, values resulting from its long-term bottom up model (LRIC – Long Run Incremental Cost). However, the need for major analysis on the tariff figures by the Agency postponed this disclosure, whose most likely foreseen date is February 2014.

2.4.4. Regulation on Quality

Published by ANATEL in October 2011, the SMP and SCM Quality Management Regulations impose quality parameters that will have to be met by the mobile telephony and internet connection operators.

Most of the targets set started to be required by the end of October 2012 and beginning of November 2012.

Among such parameters of quality, we highlight the ones related to the quality of the networks, both mobile and fixed, creating obligations of minimum and average speeds in figures way above the ones currently used by the operators, which demanded, in short term, investments so that such obligations were met.

Becauseof the necessity of better quantification of the financial impacts, Oi’s Group has presented a cancellation request along with a revision request of certain indicators, with the objective to request ANATEL the presentation of technical surveys and economic impacts that motivated the issuance of such regulations.

The aforementioned mentioned request was submitted for a  hearing by ANATEL, which resulted in a series of contrary contributions to the maintenance of quality metrics, on the part of telecommunications services operators implied, which are under examination by the Agency.

Regarding the STFC, the ANATEL Board of Directors approved the edition of the Quality Management Regulation for providers of this service in December 2012, which was published in February 2013. The new STFC quality targets started to be required from June 2013 on.

The aim of these new Regulations is making Available a new Quality Management model, which includes, besides the network and customer care technical requirements, the consumer’s perception regarding the service rendered and the inclusion of indicators to provide broadband in mobile networks and indicators regardless the Service Provider (reaction indicators).

In practice, the measurements have already been made since May 2012. However, the Internet indicators, Guarantee of Hired Immediate Transmission Rate and Guarantee of Hired Average Transmission Rate started partial measurements in November 2012. Until now, ANATEL is disclosing to the general public only internet indicators.

Consolidation of STFC Authorizations of TIM and Intelig and Incorporation of the operators Fiber SP and Fiber RJ by TIM with the waive of SCM authorizations by the incorporated operators.

With the acquisition of Intelig by TIM Participações (operation approved by ANATEL through the Act no. 4.364/2009), the Group TIM, pursuant the regulation in force, had to eliminate the overlaps of existing authorizations (both TIM Celular and Intelig had STFC authorizations in Local National Long Distance – LDN and International Long Distance – LDI).

To that end, a period of 18 months was stipulated, from the operation closing (Act no. 5.470/2010) to eliminate such overlap, prolonged for more 12 months (Act no. 4.559/2011), which ended on 30 June 2012.

In this respect,  TIM registered, on 30 December 2011, petitions formalizing to the Agency the consolidation of its Terms of Authorization of STFC in local modality in Intelig and the consolidation of its Terms of Authorization of STFC LDN and LDI in TIM Celular. Therefore, since 30 June 2012, TIM Celular no longer has authorization to provide STFC in local modality and Intelig no long has authorizations to provide STFC in long-distance modalities. As a result, TIM does not make use of CSP 23 anymore and it gave it back to ANATEL, remaining its STFC LDN and LDI operation linked to the CSP 41, under the authorization of TIM Celular, remaining with Intelig the authorization of Local STFC.

Moreover, all impacted subscribers received a communication, either by mass circulation newspapers in the country, correspondences, telecommunication services invoices and SMS, in order to clarify all the imposed changes due to the need of eliminating the overlap of grants hold by these operators.

The additives to the Terms of Authorization of STFC signed between the Group TIM and ANATEL regarding the aforementioned situation were published on  October 26th, 2012.

In  August 29th, 2012 the companies Fiber SP and Fiber RJ formalized at ANATEL their waive to the authorizations to explore SCM. Then there was the incorporation of both by TIM, which already has authorization to provide this service. Before the waive, the Fibers authorizations of SCM were eliminated by ANATEL. With the incorporation of Fibers, TIM, as successor, started rendering the services previously rendered by those companies.

3. Services

3.1. Our Business

A strong brand associated with innovation. We believe that we have a strong brand and an innovative reputation, since TIM has been the pioneer in the launching of many products in Brazil, such as the introduction of payment per call, offerred in the Brazilian market (Infinity Pré), followed by a prepaid Internet package per day used (Infinity Web), a daily package combining Internet and text messages (Infinity Web+Torpedo), and many others. Our mobile telephony plans, such as Infinity Pré and Liberty, transformed the mobile telecommunications market in Brazil, together with our strategy to increase the voice traffic and long-distance calls in the country and increase the growth trend in the substitution of the fixed telephony services to mobile telephony services. According to the marketing research carried out with telephone users throughout Brazil, conducted by Instituto Ipsos, in may 2013, hired by TIM, we were recognized as market leader in terms of innovation and brand preference, among other attributes.

We believe that our innovative offers in the Brazilian market has contributed to the increase of voice traffic in Brazil and has been essential for positioning the Company as a service provider capable to estabilsh a new standard in the market. Amongst these plans, we have Infinity pré, in the pre-paid segment, which introduced the concept of charge per call (instead of per minute) and equalization of fees for local and long-distance calls within our network. In the postpaid segment, we launched the concept of unlimited calls within the network TIM together with TIM Liberty plan. We believe that the further development of other plans based on these concepts (Infinity Web - prepaid data; Liberty Web - postpaid data; Mais Infinity - calls to fixed-line telephones; and Infinity Torpedo – text message package) strengthens our leadership in relation to our competitors regarding innovation.

3.2. Our Strategy

Our strategy includes:

Strengthening of our clients basis and network improvement. Brazilian mobile market kept its pace in recent years. Despite of a slower growth rythm observed in 2013, we believe that there is still a significant opportunity for growth in the sector, especially, due to the mobile internet market, machine-to-machine market (M2M) and an organic growth of the voice clients basis.

Our strategy aims mainly to take advantage on the opportunity of growth of mobile Internet in the Brazilian market. We believe that the mobile operators are in an excellent position to take the opportunity of growth of the broadband internet in Brazil, since mobile operators have flexible price plans (including prepaid plans), which are most suitable for the majority of the Brazilian population. In addition, the lack of fixed infrastructure is still an important issue that hinder the access to the fixed internet services, especially in suburban areas, where mobile coverage is more suitable. In addition to the advantages of accessibility and coverage of mobile operators, cultural changes in such locations reinforce the demand for mobile internet, since there is a constant desire of internet connection every time, everywhere.

Taking advantage of fixed-to-mobile substitution. We sought to take advantage of the growth opportunity for voice and data traffic as well as to stimulate the use of mobile devices, instead of fixed lines, for long distance communication and Internet, through the fixed-to-mobile substitution. We believe that the main advantage of our offers is that its users are capable to use our network more than that of other suppliers of mobile telecommunications. Our prepaid Infinity plans and postpaid Liberty plans were developed in 2009 initially in connection with this strategy and continue to be improved, as they are keys elements for our growth.

In the voice market, this strategy has been successful, in part, due to the limited offers of other long distance operators in Brazil and the acceleration of the fixed-mobile replacement. We became the leader of the long distance telecommunications market, since our market share was 5.9% in 2007 and, in June 2013, exceeded 50%, according to the latest report of Anatel. The fixed-mobile replacement is becoming increasinlgy evident in the Brazilian market, as the fixed telephony operators have verified a stability in the number of users and revenues. Considering that we are essentially a mobile telephony operator with a robust network infrastructure, the impact of any reduction in the fixed telephony market does not affect our performance and, therefore, stimulate the acceleration of the fixed-mobile replacement, which in turn increases the demand for our services.

3.3. Commercial Operations

TIM has a wide distribution channel of SIM cards and prepaid recharges in all states of Brazil, consolidating its national presence since 2002. The company has over 12,000 points of sale, between Premium stores and resellers (exclusive or multi-brand), also counting on the capillarity of large retail chains. Our prepaid customers have, in addition to the traditional points of sale, alternative recharging channels, such as supermarkets and newsstands, totaling over 430.000 points all over Brazil.

For the corporate market, TIM has over 300 commercial partners focused on servicing small and medium enterprises, as well as a sales team that rely on 60 employees focused on large enterprises.

The regulatory scenario is still challenging and remains as an extra motivator for TIM to continue in its path of innovation, with even bigger focus on quality of services and costumer satisfaction and after ANATEL’s decision to suspend sales in 2012, the Company  renovated its efforts in the post paid services, reaching over 7 million sales in 2013. Among the factors that contributed to such result, we emphasize: I) directioning in the sales opportunities, for pre-paid clients with high use profile, of the Plano Controle that represented 50% of our sales in 2013 II) introduction of the Plano Controle’ in the portfolio of the big retail chains that historically focused on sales of pre-paid services; and III) opening of 2 new regional sales offices in Bahia and in  Sao Paulo, that represent, respectively, 7% and 12% of the whole mobile market. Such  offices will allow the development and execution of sales strategies specific to the local needs.

On the pre-paid segment, the main growth engine continued to be the “Infinity Pre” plan, released in 2009, and we reached 36 million sales in 2013. Adding to that, TIM  launched another innovative offer called “Recarga Promocional”, that allows users to recharge their pre-paid phones with just R$ 2.00, and such amount is referred to as “Change” in our advertising offer material.

For the corporate segment, TIM has conducted a restructuring of the channel that renewed 3.8% of the partnerships based on financial and quality indicators. This effort will be maintained in 2014 with the goal of assuring alignment between the needs of our clients and the strategies of our channel.

4. The TIM brand and the advertising campaigns

4.1. The TIM brand

TIM maintains its path of innovation and offer of services based on Transparency, Quality and Innovation. The Company recently exceeded 73 million customers, maintaining the leadership in the prepaid segment and, thus, made the digital inclusion of many people possible.

Such numbers are the result of consistent work and innovative services that stimulate the category, such as the launching of Liberty Controle: a plan that combines elements of postpaid and prepaid, characterized by the fact that, even without credit, the customer can continue speaking (using the services) unlimited with any TIM in Brazil; and the launching of Infinity Web+Torpedo, that allows customers, for only R$ 0.75, to use the services of mobile Internet and unlimited sending of SMS.

Another important measure taken by TIM, and which confirmed the success expectations, was the launching of the website Open Doors [Portas Abertas], through which the Company reaffirms its commitment with Quality, Transparency and Innovation. Such website had, in 2013 alone, over 1 million accesses.

4.2. Advertising campaigns

TIM invests in innovation and quality services with the final and major objective of improving the life of its customers through technology, i.e., to help them talk more, do more and go further. These benefits were portrayed in the campaign Testimonials [Depoimentos], which featured stories of people who went further using TIM's services.

Later, we chose to materialize the transformation power of TIM using a physical resource that, at the same time, is full of metaphors: the blue train. Its main function is to help people arrive at the destination of their dreams.

In parallel, a consistent work of consolidation of the Liberty and Infinity plans was implemented, strengthening the concept of “smartchoice”, with relevant benefits for consumers. Also, new plans and services of said platforms were launched, such as Liberty Controle, Infinity Web Modem, Liberty Passaporte and Infinity Torcedor.

Moreover, innovative services such as TIM Music, an application that allows access to millions of songs with accessible price to customers of the prepaid and postpaid segments, were launched. Also, Liberty Controle Express, a plan of the postpaid segment in which customer pay invoices via charge to their credit cards, which is very convenient for users of the service and also helps in the reduction of debt deliquency.

In total, there were 10 mass campaigns with high impact, using media such as television, radio, Internet and press.

The work with the BlueMan Group (BMG) is also noteworthy for having matured and consolidated a successful partnership that promises new developments and accomplishments in 2014.

4.3. Human Resources

TIM has as one of its pillars the “People and Organization”, so that the focus on the people, the development of their capacities and qualifications and the implementation of initiatives of “Best Place to Work” are vectors that stimulate and renew its employees’ feeling of pride and belonging. Our goal is to stimulate creativity and encourage people to break the everyday barriers and overcome their limitations. All of that focused on the client, to bring unlimited communication, access to technology and full mobility to the entire TIM community.

The company manages its human resources aligning people’s expectations, the needs of the business and the market conditions. In a motivating and challenging work environment, TIM offers space and opportunities so that its team can expand the horizons, evolve and potentialize the company’s achievements.

TIM invests in the continuous promotion of professional development of its team, promoting the commitment of the employees with strategic targets and goals of the company.

4.3.1. People

The TIM Group has closed the year of 2013 with 12.167 employees all over Brazil. These people, with their history and knowledge, represent the intellectual capital of the company and act as fundamental elements for the development of the business.

With abilities and attitude essential to the growth of the company, the team is young and works with innovation and fulfilling energy. The average age is 31: 26% of the employees are 25 or under; 49% are between 25 and 35 years old; 19% are between 35 and 45 and 6% are over 45 years old.

42% of the people are taking or have already completed college courses and 6% of the internal public is post-graduated. The numbers and achievements show that the employees form a diverse and highly qualified team to overcome the challenges of the company.

TIM’s work force is complemented by 16 outsourced people, 306 interns and 381 apprentices.

4.3.2. Development and Training

At TIM, employees have access to innovative tools and well structured paths to evolve in the company and build a successful career. In sync with the company’s organizational values, they build professional paths from their own professional experiences and the knowledges acquired with the company’s investiment.

Because of that, TIM invests in on-site and online courses. In 2013, there were 15,321 participants in the Qualification and Training Program, totaling 2,135,529 hours, an average of 139.4 hours per employee. The courses are mainly focused on the pillars of technical, behavioral and managerial competencies required for the challenges of each position.

To guide the career of its employees, TIM maps and guides the evolution and follows the individual development to conduct the activities with more assertiveness. In addition to incentivating and offering real growth opportunities, the company recognizes the dedication and the outstanding performance of its professionals, using Performance Management as reference.

In the course of 2013, 2,098 employees were contemplated with merit actions and internal opportunities, reaching 43.9% of the eligible population, with the average salary increase of 22.10%

The attraction and development of the professionals of elevated potential are priorities for TIM. Through the Trainee Talents without Borders Program, TIM searches to identify and attract the best professional young people in the working market, preparing them to put in practice new ideas and assuming strategic positions in the company in a short time. In 2013, 16 new talents were selected to join the program, 13 of them in the beginning of 2014 totaling 17,743 who applied.

With the goal of attracting the best students in the market and forming our new future professionals, the Intern Without Borders Program bring to TIM young people with energy and determination, initiative, team spirit and, specially, interest for challenges. In 2013, more than 45 thousand university students from all over the country have applied in the program, an increase of around 52% in the number of applicants.

4.3.3. Integration and Life Quality

Among the actions directed to health, well being and life quality, the TIM Games deserve highlight. The internal competition of national scope with sports modalities reinforces the mobility and values such as overcoming, excellence and team spirit. In 2013, the event has involved more than 2,500 employees in 400 teams in the regional and final stages.

The values that lead the company’s actuation were also highlighted in the event of Children’s Day, on which the company welcomes the children of the employees in its facilities. The event, that reinforces the sense of belonging and bring the families closer to TIM’s reality, provided environmental awareness and cultural activities for the 4.000 participant children.

Also in 2013, we had campaigns such as Internal Week of Work Accident Prevention, Vaccination Campaign  and Mouth Health Campaign.

Internally, the corporative identity campaign gathered all the employees around the same goal, highlighting the importance of the work of each employee to the achievements of the company, focusing in the Pillars of Quality, Transparence and Innovation. The Blue Passion theme, permeated all the communication of the company throughout the year.

To acknowledge the commited performance of all the team with the strategic pillars and challenges overcame in 2013, confraternization events were held in the end of the year in all the regional sections.

4.3.4. Work Relations

TIM is in constant dialog with the syndicates, to conciliate the interests of the company and the representation entities of telecommunications. The employees have freedom to join the Union of its category (SINTTEL) and 100% of them are represented by the worker’s syndicates, according the brazilian legal system. The company negotiates 88 collective agreements a year, with the 27 unions.

4.4. Costumer Service

In 2013 the experience and costumer satisfaction continued to be strategic priorities for TIM. The Quality Board, that reposts directly to the CEO, kept developing and coordinating activities to constantly improve the services and narrow the relationship with the clients. The Quality action plans are elaborated from the input generated by the satisfaction surveys, by the information brought by clients in the contacts made by the several relationship channels and other important indicators that reflected its perception.

TIM ended 2013 registering good results, evolution demonstrated in the main indicators of public knowledge. The company consolidated in 2013, until November, last published result, the position of least sued in the sector of Tellecomunications in the general ranking of PROCONs integrated to the SINDEC (Consumer’s Defense Information National System), improving even more its performance in relation to 2012. In relation to the IDA (Assistance Performance Index), TIM kept the second leading position and in november, the last official results published by Anatel reached 91.85 points, being just 0.55 points from the leading operator and with 15.63 points above the last operator. Besides that, Anatel announced in November of 2013 that between May and July of 2013 (evaluation period of the 4th Cycle of Improvement Plan follow up), TIM registered the lowest index of general complaint for 1,000 costumers in the Call Center of the own operator and second best index in relation to the registered complaints by the costumers of Anatel’s Call Center.

In a never before seen and pioneer initiative, TIM launched the Open Doors website, that allows everyone to follow the evolution of the service provided by TIM. The site reaffirms the commitment to the service quality and to transparency, reinforcing TIM’s innovative DNA. On this site, it is possible to know all the relevant information about the operator, coverage map and news about the telecommunications market and future tutorial videos about specificities of the services. The site also brings the action plan of improvement signed with the regulation agency to improve the network quality.

In 2013, the Open Doors website had over 1.2 million unique users and it was consolidated as a relevant channel for customers, allowing them to follow with transparency the evolution of the service provided by TIM. Reformulated in October, the website has relevant information on the operator, coverage map, news on the telecommunications market and tutorial videos on the specificities of the services. The website also brings the action plan for improvements submitted to Anatel, so that all can know and follow the commitment undertaken with the regulatory agency to improve the quality of the network. The Open Doors Application was also launched in 2013, which, in addition to allowing access to the main tools of the website, is part of a group of interactive channels through which customers can cooperate with the improvement of the service by informing on occurrences with the service provided. This set of initiatives strengthens the features of Transparency, Quality and Innovation and assists in the relationship with customers and in the improvement of the customers' perception of TIM's services.

5. Corporate Events

5.1. Corporate Restructuring processes of TIM Fiber RJ S.A and TIM Fiber SP Ltda.

According to the commercial strategy of expansion of the activities and strengthening of the TIM Participations infrastructure, on July 8th, 2011, the integral subsidiary of the Company, TIM Celular S.A. (“TCEL”) celebrated with Companhia Brasiliana de Energia ("Brasiliana"), figuring the AES Elpa S.A. ("AES Elpa") as intervener-party, Purchase and Sale Agreementof all the quotas of Eletropaulo Telecomunicações Ltda. ("AES Telecom EP") and the shares of emission of AES Communications Rio de Janeiro S.A. ("AES Com Rio"), then controlled, respectively, by Brasiliana and AES Elpa.

“AES Telecom EP” and “AES Com Rio” were infrastructure and solutions providers for the high performance communication and served the main towns of the metropolitan area of the states of Rio de Janeiro and Sao Paulo, reaching a potential market of approximately 8,5 million homes and more then 550 thousand companies, in 21 cities, through an optical fiber network of 5.5 thousand kilometers.

On October 31st 2011, In order to comply with the precedent conditions described in the Purchase and Sale Agreement referred above, it was concluded, the acquisition by TIM CELULAR of all the quotas of “AES Telecom EP”, by the total amount of R$ 1,074 million, and the acquisition of 98.26% of the shares of emission of AES Com Rio, for the total amount of R$448 million.

Following with the conclusion of the acquisition, the social denomination of “AES Telecom EP” was altered to TIM Fiber SP Ltda. ("TIM Fiber SP") and the  “AES Com Rio” to TIM Fiber RJ S.A. ("TIM Fiber RJ"), respectively.

The closure of this transaction consolidates the business strategy of expanding the activities and strengthen the infrastructure of the Company. The TIM Fiber RJ and TIM Fiber SP became infrastructure and communication solution providers that supply the high performance of the main cities of the metropolitan areas of the states of Rio de Janeiro and Sao Paulo.

Coherent with the organization of the companies controlled by the Company, on August 29th, 2012, “TIM Fiber RJ” and “TIM Fiber SP” were incorporated by TIM CELULAR. The goal of this operation was to simplify the organizational structure and improve the administrative, operational, and financial efficiency of the societies controlled by the Company.

5.2. Long Term Incentive Plan

On July 21st 2011, the shareholders of TIM Participations were called to attend the Extraordinary General Meeting, held on august 5th 2011, to deliberate about the Long Term Incentive Plan (“Plano”) of the Company.

The Plan has the goal to grant buying options or shares subscription emmited by TIM Participações to the directors and employees of the Company and its controlled entities, seeking to stimulate the expansion, the consecution and the success of the social goals of the Company, as well as align the Companie’s shareholders,  directors and employees objectives.

According  the approval by the Company’s General Meeting, the administration of the Plan is the duty of the Administration Board, respecting the Company’s Social Statute. The Administration Board can be advised by the Remuneration Comitee, composed by three of the members of the own Board, by the Directors of Human Resources, Legal and Financial, as well as by outside consultants.

To the Administration Board it is granted: (i) decide over each and all measures related to the administration, interpretation, detailing and application of the rules of the Plan; (ii) modify the terms and conditions of buying options or shares subscription

Granted to the benefeciaries of the Plan, with the goal of adapting them to possible demands that may become necessary because of any legal or regulation alteration applicable to the Plan; (iii) analyze the exceptional deriving cases, or related to, this Plan; and (iv) select the beneficiaries of the Plan, in the terms and rules stablished by the Plan itself.

The grant of the buying options or shares subscription is annual and will be held for 3 years, and the exercise of  the buying options or shares subscription will be held gradually, up to 33% in the first year, up to 66% the second year and up to 100% the third uear, counted from each one of the three grants. The legality period of the options is 6 years.

In July 30th, 2013, the Board of Directors took note of the results noted on the 2nd Vesting First Grant, for the period of 2011-2013.

The Board of Directors approved the proposal of the Third Grant of the Company’s Long-Term Incentive Plan, of the year of 2013, as well as the following points which compose the Third Grant: (i) the Base Price of the Share; (ii) the vesting and effectiveness period; (iii) the Minimum Relative Performance Goal and the Relative Performance Goal; (iv) the Minimum Absolute Performance Goal and the Absolute Performance Goal; (v) the list of the Similar Companies which composes the Relative Performance Comparison Index; (vi) the table of the correction of the Exercise Price; (vii) the Beneficiaries; and (viii) the amount of Options and Shares object of the Plan, all in accordance with the material presented and filed in the Company’s head offices

On August 23th, 2013 the Council took note of the results of the 1st Vesting (2012-2013) of the Second Grant Plan Long-Term Incentive Company, granted in 2012.

6. Network

6.1. National Coverage

TIM’s mobile network structure is based in the GSM technology. TIM has a national reach of approximately 95% of the Urban population, with  GSM national wide coverage of Brazil, present in 3.4 thousand cities. TIM also counts with a wide data coverage in all of the country, being 100% GPRS, of which, 80% EDGE, besides having a sophisticated network of Third Generation (3G) available for approximately 78% of the urban population of Brazil.

TIM made throughout the year, significant investiments, being R$3.5 billion just on network in the year of 2013, for expansion of coverage and capacity, following the growth of voice and data traffic, and will continue to invest to offer a high performance of mobile broadband (MBB).

The year of 2013 ends with the delivery of important infrastructure projects in benefit of the users. The improvements in the transmission of data make possible a differentiated navigation performance for the users of mobile broad band, through sites connected to high speed optical fibers, radio access updating and implementation of new network nucleus functionalities. By the end of 2013, 38 cities were benefited by the MBB and by 2016 another 200.

For the three year period that starts on 2014, TIM will invest around R$11 billion, which 90% in network infrastructure. The network investiment has been a priority of the operator in all of the country. IN 2013, TIM increased by 11% the volume of installation of the TRX equipment and also increased by 3,4 times the amount of places connected by optical fiber, making possible an increase of 21% of the capacity of data transportation, when compared to what was accomplished by the end of 2011. And the results are already seen, as Anatel has published in November 2013, that , between May and July of 2014, TIM has conquered the position of best operator in the access indicator to voice networl and kept the leadership in the network access indicator of the 3G data network in the consolidated vision Brazil, overcoming the goal of evaluation of each month and with a consistant tendency during the period.

The company kept the internal program initiated  in 2009 of monitoring of the network quality, based on sample measurements made in the main paths of the metropolitan areas of the country. The program follows up the performance of TIM’s network and also of the other mobile operators, and is used to make fine adjustments and provide improvements in the network quality.

According to ANATEL, in 2013, TIM has consolidated its favorable competitive position, keeping the second place amongst the mobile  operators in the Index of Caring Performance (IDA) of ANATEL, substantially reducing the difference to the operator in the first place. Such results demonstrate our continuum commitment to provide to our costumers the highest service quality and to answer, properly, the growing demand for services in Brazil.

In 2013, TIM has also standed out in relation to the number of complaints of clients in the Procons, integrated to the “SINDEC” system (Integrated Information National System), being the operator with the smallest number of complaints in the consolidates national result. Besides that, Anatel announced, in November 2013, that, in the period of May and July of 2013, TIM was the operator with the smallest index of general complaints by 1,000 costumers in the operator’s Call Center and, in relation to the registered complaints by costumers at ANATEL, the Company got the second best index.

6.2. International Coverage  (Roaming)

Abroad, TIM continues to expand the availability of services of international roaming: there are already more than 450 available networks in more than 200 destinations in the six continents (including Antarctica) for the use of voice and 150 destinations with data coverage (GPRS/EDGE). Besides that, the company is also leader in the coverage for pre paid costumers making the service available in 46 destinations. Since 2009, TIM has also made available 3G abroad, in 2012 the coverage was extended to more than 90 destinations. In the will of offering even more confort to the costumer of the service, the clients that travel abroad also have coverage on maritime cruises and airplanes, including some domestic flights (partnership of TIM, OnAir and TAM).

7.  Operational and Financial Performance

7.1. Operational Performance

Overview of the Brazilian Market

The Brazilian mobile market has reached 271,1 million lines by the of 2013, representing an annual growth of 3.6% (vs. 8.1% in 2012) and a penetration rate of 136,4% compaired to the  132,8% in the 4Q12. The reduction in the pace of growth of the customer base is a result of a less dynamic economical environment, a highly penetrated market (due to  the use of multiple SIM Cards) and by the estabilization of competitive pressure. The growth of the mobile market has been supported by three great factors: (i) the M2M market (ii) increase in the demand of data service, specially for smart/webphones, and (iii) the migration of pre paid to post paid plans.

Brazilian Mobile Market

(Million of lines)

123.9
128.0
130.4
131.2
132.8
133.7
134.3
135.3
136.4
YoY%
242.2
250.8
256.1
258.9
261.8
264.1
265.7
268.3
271.1
3.5%
44.1
45.6
46.9
48.7
50.9
52.7
54.7
56.9
59.5
16.9%
198.2
205.2
209.2
210.2
210.9
211.4
211.1
211.3
211.6
0.3%
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
Prepaid
Postpaid
% Penetration

Source: Anatel

Despite the market showing an acceleration in the net additions in October, the results of 4Q13 totaled 2.8 million additions, a reduction of 3.9% when compaired to the 2.9 million additions registered in the same period last year, influenced by the cleaning process of the operator’s basis.

•

The pre-paid market has reached 211.6 million lines (+0.3% YoY), and represents 78% of the total Brazilian market

•

The post-paid market has reached 59.5 million lines (increase of +16.9% versus december 2012). It is important to emphasize that post-paid voice (excluding M2M) has reached 44 million lines (+17.4% y/y), while the M2M was 8.3 million (+22.6% y/y).

In the full exercise of 2013, market net additions totaled 9.3 million, a slowdown of 52.5% in comparison to the additions registered in 2012.

TIM’s Performance

The total base of subscribers ended 2013 with 73.4 million lines, a growth of 4.3% in comparison to 2012, above the total growth of the market of 3.5% and representing a market participation of 27.1% (versus 26.9% a year before).

According the numbers of 2013, TIM registered gross additions of 39.6 million lines (versus 38.4 million in 2012), which resulted in a volume of 3.1 million total net additions).

The disconnections reached 36.6 million lines in the year, with a churn rate of 50.9% an increase of 34 bps in relation to 2012. The disconnection rate of the year was impactated by our severe disconnection policy for the pre-paid segment.

The post-paid client base reached 12.3 million users, a growth of 14.6% YoY (vs. +15.2% in 2012).

•

Human voice and data (smartphone) accesses reached 10.5 million users (+20.7% YoY)

•

The machine to machine business reached 1.2 million users (-5.4% YoY)

•

Mobile broadband  (mini-modems and tablets) reached 663 thousand users (-19.1% YoY)

As for the pre-paid segment, the users totaled 61.1 million, a growth of 2.5% YoY and for the most part leveraged by the Infinity Pre Plan, that reached more than 59.5 million users, or 97.4% of the base of this segment. TIM continues to lead the pre paid segment in Brazil, due to unique and transparent concepts. Besides that, the companu added sequentially, offers and innovative resources to the Infinity Family ( “Infinity Web+Torpedo”, “Infinity Music” and “Infinity Torcedor”) so, continuing to be the most valuable choice of the market.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Management´s Report

7.2. Financial Performance

Operating Revenues

Total gross revenue was R$ 29,662 million in 2013 (+6,9% Y/Y), supported by gross revenue from products (+35.0% y/y) and by revenue from mobile services (+4.9% YoY), offsetting the performance of the fixed services, the VU-M cut, the macroeconomic slowdown and a worse competitive scenario.

The main details and highlights of the gross revenue of 2013 are listed below:

Gross revenue is detailed as follows:

Gross revenue from subscription and use hit R$ 11,310 million this year, an annual increase of 2.0% supported by the increase of post-paid subscribers in the total base, now at 16.7% (vs. 15.2% in 2012), combined with an increase of MOU (+8.8% YoY). This increase reflects a weak macroeconomic environment in Brazil.

Gross long-distance revenue hit R$ 3,333 million in 2013, an increase of 3.6% YoY, mainly as a result of improvement in the mix of the postpaid base and resilient market share of ~50% of long-distance traffic1.

Gross interconnection revenue dropped 5.3% YoY to R$ 3,761 million. Strongly impacted by a decrease of VU-M at approximately 11%. SMS offers contributed to offsetting to some extent the impact of the cut in VU-M (in April).

Gross VAS revenue hit R$ 5,354 million, a steady, solid increase of 21.5% YoY. Such performance results from a strong adhesion to data plans Infinity and Liberty Web, as well as to the positive contribution of Infinity Torpedo. Reinforcing its innovation DNA, TIM launched this year a new VAS offer combining SMS offers and Infinity Web, Infinity WEB+Torpedo, including the unlimited use of SMS and data for R$ 0.75 per day of use.

Device sales increased by 35.0% y/y, reaching R$ 4,597 million in 2013. Such performance is explained mainly by the increase in the number of devices sold and by the improvement of the mix of devices, with almost 60% of total sales being smartphones. The average price increased 10% this year due to sales of more sophisticated devices and currency appreciation. It is important to emphasize that the web/smartphone penetration almost reached 55% of the total base (vs. 43% in 2012).

Gross revenue from landline business, including Intelig, TIM Fixo and Live TIM, totaled R$ 1,071 million in 2013, 27.1% less when compared to last year. Such result is due to the continuation of Intelig’s strategy of remodeling its business with the intention of improving its operating margins.

Total net revenue reached R$ 19,921 million in 2013, an increase of 6.2% YoY.

ARPU (average revenue per user) hit R$ 18.6 in 2013, a drop of 2.4% YoY.

MOU (minutes of use) hit 148 minutes in 2013, 8.8% higher if compared to 2012.

Operating costs and expenses

In 2013, operating costs and expenses were R$ 14.715 million, a 7.0% increased y/y, mainly due to increased cost of devices (+28.6%) Excluding cost of devices, total operating expenses grew 1.9% YoY.

Costs and expenses in year 2013 are detailed as follows:

Personnel expenses hit R$ 832 million, an increase of 14.1% if compared to the previous year, due to the opening of 32 new flagship stores, in addition to call center improvement processes that led the company to increase its staff up to 12,167 employees, 517 more than by late 2012.

Sales & Marketing expenses amounted to R$ 3,938 million, an increase of 2.5% YoY. Despite the increased number of gross additions of postpaid lines over the total gross additions (51% in 2013 vs. 22% in 2012), the effective management of sales channels helped keep commission costs under control. Additionally, a stronger policy regarding disconnections in the prepaid segment, so as to keep a leaner base, helped the Company keep FISTEL expenses nearly stable.

Network and interconnection costs hit R$ 5,312 million in 2013, a decrease of 0.7% if compared to the previous year. Such costs are due in particular to the Company’s strategy of investing more in own infrastructure equipment and minimizing V-UM in the beginning of the year.

General and Administrative Expenses (G&A) totaled R$ 625 million in 2013, an increase of 13.3% compared to the previous year, in particular due to an increase of costs related to third parties’ services and maintenance costs.

The cost of goods sold reached R$ 3.351 million in the year, an increase of 28.6% compared to 2012, following the increase in the revenue from devices as mentioned above. TIM continues to apply the strategy of increasing the penetration of Internet-enabled devices as a way of strengthening data use, and it is also worth mentioning that TIM goes on with its non-subsidy policy.

Allowance for doubtful accounts decreased by 4.4% y/y in 2013, to R$ 240.1 million, representing 0.8% as a percentage of the gross revenue (vs. 0.9% in 2012). This is a truly strong and efficient performance, especially in a scenario where the number of indebted families is growing, but with lower debt deliquency levels. During 2013, TIM continued to implement actions to prevent debt delinquency risks, such as the family of Express plans, in which the monthly subscription fees are linked to the credit card.

Other operating expenses hit R$ 417 million in 2013, or -0.8% vs. the previous year.

Subscriber acquisition cost (where SAC = subsidy + commission + total advertising expenses) amounted to R$ 27.6 in 2013, a consistent drop of 6.1% YoY. This performance reflects the ongoing efficiency in acquiring prepaid and postpaid customers, contributing to a better performance of P&L results in a more competitive environment. The SAC/ARPU ratio, which measures the return on customer, was 1.5x in 2013.

EBITDA

EBITDA (Earnings before interest, taxes, depreciation and amortization) hit R$ 5,207 million in 2013, representing an increase of 3.9% compared to year 2012. It is also worth mentioning the increase of 5.2% of 4Q13 compared to 4Q12.

The EBITDA margin in 2013 was 26.1%, a drop of 60 bps compared to 2012. The result was particularly affected by the progress of the devices segment, with lower margins, which diluted the global margin. It’s worth noting that the EBITDA margin for 4Q13 was 28.9%, outnumbering that for the same period of the previous year by 50 bps.

The EBITDA margin on services (excluding revenue and costs with devices) stood for 32.0% (vs. 32.1% in 2012).

Please note that the positive tendencies verified during the previous quarters in network costs, a consequence of our FTTS project and the acquisition of AES Atimus in 2011. We hope that the benefit arising from renegotiating EILD contracts takes place during 2014, thus contributing positively to the EBITDA margin.

Depreciation and amortization amounted to R$ 2,768 million in 2013, an increase of 2.9% y/y. Taken separately, depreciation increased 3.0% YoY, whereas amortization increased 2.9% YoY.

EBIT

EBIT (Earnings before interest and taxes) totaled R$ 2,439 million in 2013, an increase of 5.0% compared with the previous year, representing an increase of R$ 116 million.

Net Financial Result

The net financial result totaled -R$ 302.7 million, a significant increase if compared to -R$ 169.9 million in 2012. This is explained in particular by:

Financial expenses worth R$ 749.7 million in 2013, an increase of 16.3% YoY due to a higher gross debt (R$ 4.9 billion in 2013 vs. R$ 4.3 billion in 2012), along with the monetary adjustments for contingencies.

The financial revenue totaled R$ 451.4 million in 2013 (-5.8% YoY) and was justified by the positive non-cash effect in 2012 due to the USD synthetic interest rate coupon used for calculating the mark-to-market position of our hedge transactions, which more than balanced the increase in interest on a higher cash position (R$ 5.3 billion in 2013 vs. R$ 4.5 billion in 2012).

The net exchange variation hit as low as -R$ 4.4 million, which was as stable as if compared to -R$ 4.2 million in 2012.

Income Tax and Social Contribution

Income tax and social contribution totaled R$ 630.5 million in 2013, a decrease of 10.5% vs. R$ 704.6 million in 2012, in particular due to a lower calculation basis and more tax incentives. The actual annual rate was 29.5% (vs. 32.7% in 2012).

Net Profit

The consolidated net profit in the full year of 2013 hit R$ 1,506 million, +3.9% versus R$ 1,449 million in 2012 and EPS (Earnings per Share) hit R$ 0.62 (compared to R$ 0.60 in 2012), and was widely impacted by the above-mentioned net financial results. Considering 4Q13 alone, net profit was worth R$ 499 million (+7.9% YoY).

CAPEX

Investments totaled R$ 3,871 million in 2013, an increase of 2.8% compared with 2012. 90.1% of the total Capex was allocated to infrastructure, confirming our commitment with quality improvement.

Net financial position and free cash flow

The gross debt totaled R$ 4,867 million, an increase of 13.7% if compared to R$ 4.279 million at the end of 2012, due to BNDES (National Development Bank) disbursements of R$ 412 million since the beginning of 2013 and to the LT Amazonas project of optical fiber backbone with the accounting effects of a leasing transaction (in accordance with IFRS: Rule 4 IFRIC) adding up to an additional effect of R$ 323 million in our gross debt.

The Company’s debt is concentrated into long-term contracts (79% of the total) comprising financing from BNDES (National Development Bank), EIB (European Investment Bank), Banco do Brazil and BNP Paribas, as well as loans from other local and international financial institutions.

Approximately 37% of the debt total is denominated in a foreign currency (USD) and is 100% protected by a hedge in local currency. The average debt cost totaled 7.9% in 2013 compared to 8.47% in 2012.

Cash and cash equivalents hit R$ 5.288 million and caused the debt net position to become -R$ 420,8 million. Net debt /EBITDA accumulated in 12 months resulted in a ratio of -0.08x.

The Free Operating Cash Flow in 2013 was positive by R$ 2,216 million, an increase of 21.4% if compared to year 2012, due to the reduction of Capex as the amount related to the LT Amazonas project (R$ 310 million), even though it is considered an investment, did not have an effective impact in the Company’s cash position in 2013.

8. Social and Environmental Responsibility

TIM currently has over 73 million customers and 27.1% market share, consolidating itself in the second place of the market and in the first place in the prepaid segment. The performance is the result of the company's innovative services, which led the brand, for example, to be named as the preferred brand of the middle class among mobile telephony companies, according to survey conducted by the Data Popular institute.

Focused on our role as agent of social evolution, we continue to invest in products and services that aim at promoting full mobility and communication without borders. Such position strengthens our mission of getting closer to customers in order to offer innovative connectivity possibilities, focused on their diversified expectations and needs.

An example of service available is the electronic recharge, which replaces the use of physical cards optimizing the use of materials such as plastic and paper, in addition to reducing the need for transportation of such materials. This service already covers 100% of the credit recharges in  over 61 million prepaid mobile phones of TIM's customer base.

Solutions like these result in a decreased need for displacement and, as a consequence, in dropped emissions of greenhouse effect gases (GEE), responsible for global warming, which stresses our belief that our industry is part of the solution to fight the dilemmas of economic growth without ever losing sight of the commitment with the environment.

In an attempt to know and give transparency to the emissions of gases that impact the environment, since 2008 TIM develops the GEE Inventory (“Inventário de GEE”) in compliance with the GHG Protocol methodology. Since 2011, the Inventory has been verified by independent third parties, which conveys reliability to the final results shown. In 2013, TIM approved its Climate Change Policy by establishing corporate action guidelines regarding the management of its GEE emissions, in particular related to climate changes.

In line with its mission – being close to the customer- in 2013 TIM launched website “Portas Abertas” (“Open Doors”), allowing customers to monitor the progress of the Company’s network and improvement actions, thus stressing the Company’s commitment with quality and transparency (www.tim.with.br/portasabertas).

Such initiatives, in our opinion, also integrate a sustainable development oriented management. The recognition for this work became a reality when TIM was added to the Corporate Sustainability Index (ISE) portfolio for sixth year in a row and, for fourth year in a row, to the Efficient Carbon Index (ICO2) portfolio, both by BM&F Bovespa.

The Company is aware of the potential negative impacts of its business segment, such as the waste generated by the frequent change of mobile phones and the electromagnetic emissions of Radio Base Stations (RBSs). Nevertheless, TIM’s strategy generates positive byproducts on that regard. In 2013 Anatel approved a RAN Sharing agreement between TIM and Oi to promote the sharing of network infrastructure for the Long Term Evolution (LTE) service. This initiative has a positive urban impact, as it implies reducing the number of new stations, minimizing the distress to the population. Additionally, the modernization of both the technology and the equipment generates an optimized use of electric power, thus decreasing the environmental impact of access systems.

TIM is always searching for improvements regarding its environmental management. In 2012, the Company expanded environmental certification ISO 14001 to the states of Rio de Janeiro, Espírito Santo and São Paulo for the “TIM Celular’s Network Management and Operation” activities, comprising the administrative and industrial facilities and the Radio Base Stations (RBSs). TIM continues to be the only mobile telephone carrier in Brazil to have this certification according to “Inmetro’s” website.

The Company offers its employees opportunities in terms of education on sustainable development. In addition to the Sustainability course, the ISO 14001 course was created especially for those employees involved in the scope of the certification. In 2013, the Ethics and Conduct Code was reviewed and a new training session was conducted to disseminate the knowledge to act responsibly, and every collaborator was asked to formally adhere to the commitment of abiding by the new Code.

In 2013, TIM implemented the Anticorruption Policy, which applies global antibribe practices to all who have business relations with the Company. This Policy prohibits offering, paying, requesting or accepting any advantage whatsoever, as well as instruct its addressees on how to act in such situations.

Our Social Responsibility and Environmental policies guide the Company’s actions and initiatives and are based on UNO’s Global Compact principles, a voluntary agreement of which TIM is a signatory since 2008. Through this agreement, companies worldwide agree to ensure respect for the ten principles related to human rights, work conditions, environment and anticorruption.

TIM recognizes that companies have a relevant role to play so that quality education becomes more and more a reality in in Brazil. Therefore, in 2013, TIM founded the Instituto TIM (“TIM Institute”) with the mission to create and potentialize resources and strategies for democratizing science, technology and innovation that promote human development.

The key projects of Instituto TIM includes the “Mathematics Circle of Brazil”. The purpose of this project is to develop mathematic competences in children from public schools located at low-income areas.

Another major project is “TIM Faz Ciência” (“TIM Makes Science”), which brings public Elementary School teachers nationwide learning material that allows them to teach children how to perform mental operations (defining, classifying, questioning, generalizing, applying, checking, observing) that are peculiar to scientific investigation.

Also, Instituto TIM developed the online course platform “TIM Tec” (“TIM Tech”) to make available courses in line with the study plan of the Technological Areas of the National Technological Course Catalogue of the Ministry of Education. Therefore, the Instituto TIM conducts projects for teachers’ initial and ongoing training, supporting an improved performance of children nationwide in Mathematics and Sciences.

Additionally, the Instituto’s commitment to promoting human development in Brazil by democratizing science, technology and innovation is turned into reality through other projects, such as “Mapas Culturais” (“Cultural Maps”), a partnership with the Municipal Secretary of Culture of São Paulo to create a tool for mapping cultural initiatives, cultural management and indicator generation.

Therefore, we will continue to monitor the market progress without losing long-term sight, which is implicit in everybody’s best efforts towards a more sustainable development.

9. Corporate Governance

9.1. The Only Phone Carrier in the Novo Mercado

On June 22th, 2011, TIM’s Special Shareholders’ Meeting approved the migration for the special segment publicly held company list of BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias and Futuros (“BM&FBOVESPA”)- referred to as "Novo Mercado", which concentrates companies committed to the best corporate governance practices.

In order to comply with New Market’s rules, the Articles of Incorporation of TIM Participações was totally redrafted. As a result, the Articles of Incorporation now set forth, inter alia, the following rules: (i) the Company may only issue common shares, which resulted in the conversion of the total number of preferred shares issued by TIM Participações into common shares, at a ratio of 0.8406 new common shares for each preferred share; (ii) ensuring 100% tag along in the event of divesture of the control power; and (iii) at least 20% of the members of the Board of Directors must be independent.

The migration the ”Novo Mercado” resulted into benefits to all shareholders. The rules required by the New Market Regulation, in line with the best corporate governance practices for markets such as the US and Europa, increased the attraction potential of new investors and the liquidity of the shares issued by TIM Participações. Additionally, all shares issued by the Company are now part of the Company’s program American Depositary Receipts.

Beginning on August 3rd, 2011, TIM Participações has become the sole Brazilian company in the telecommunications industry listed in the special segment of BM&FBOVESPA’s Novo Mercado, where just a few common shares are negotiated under code "TIMP3". Since Augusto 8th, 2011 the Company has had American Depositary Receipts representing common shares issued by the Company at the New York Stock Exchange.

Adherence to the Novo Mercado potentializes a higher liquidity and the valorization of the Company’s shares, allows broader access to international markets, promotes a stronger institutional image and boosts confidence in the Company, as well as reaffirms the long-term commitment of the Telecom Italia Group to its operations in Brazil.

In addition, TIM Participações is the only company in the industry who is a member of an exclusive group of companies that form the Differentiated Corporate Governance Index (IGC) portfolio, the Index of Actions with Differentiated Tag Along (ITAG) of BM&FBOVESPA and the Efficient Carbon Index (ICO2), comprising companies that agreed to adopt transparent practices related to their emissions of greenhouse effect gases. We have also been a member of the Corporate Sustainability Index (ISE) portfolio of BM&FBOVESPA for five years in a row. This index comprises companies with a high commitment to sustainability and Social Responsibility.

9.2. Corporate Governance at TIM

TIM Participações is a publicly held corporation administered by the Board of Directors and Officers and inspected by a Fiscal Committee and the Audit Committee.

The duties and responsibilities of the members of the Board of Directors, the Officers, the Fiscal Committee and the Audit Committee are determined in the Brazilian laws, in the Company’s Articles of Incorporation, in the New Market Listing Regulation and in the By-Laws of the Board of Directors, the By-Laws of the Fiscal committee and the By-Laws of the Audit committee.

As an active member of and responsible for the community where it operates, the Company, as well as its managers, should support their actions by lawfulness and ethics, based on three core principles: transparency, honesty and fairness.

In conducting its businesses, supported, in addition to Ethics and fairness, by good faith, the Company seeks to: (i) act with transparency in businesses, (ii) promote fairness to competitors; (iii) competitiveness excellency in the market; (iv) achieve the welfare and growth in the community where it operates; (v) value its human resources; and (vi) promote sustainable development.

9.3. Disclosure Policy

TIM Participações implemented in 2002 a Disclosure/Negotiation Policy and Corporate Governance Differences from NYSE, to which the Company’s managers adhered by subscribing an agreement. As part of this policy, a code of conduct was established, which should be complied with by all employees with access to privileged information, in addition to limitations to negotiations with the Company’s bonds at given periods.

9.4. Board of Directors

The Board of Directors is a collegiate resolution body responsible for the high administration of the Company, which comprises, at least, five and, to the most, nineteen members for a two-year term, subject to reelection.

The Company’s Board of Directors is currently constituted by nine members, two of whom are independent members.

All resolutions taken by the Board of Directors are recorded in minutes, which are published and signed at the Minutes of Meeting Book of the Board of Directors held at the Company’s headquarters.

The Board convenes regularly once every quarter and extraordinarily against a notice issued by the Chairman, or by any two Directors, or by the CEO of the Company. The Chairman may invite any Officer to take part in the meeting, as well as other executives of the Company and third parties who may contribute with opinions or recommendations related to the topics of the agenda. Those invited to participate in the meetings of the Board of Directors are not entitled to vote.

The Board of Directors has also two assistance committees, the Compensation Committee and the Control and Risk Committee, with a recommendatory function, and are formed exclusively by members of the Board.

The Board of Directors additionally has a linked body, the Audit committee.

9.5. Officers

The Officers is the representation and executive body that manages the Company. They include at least two and maximum nine officers elected by the Board of Directors for a two-year term, reelection being admitted, who may be dismissed at any time by the Board of Directors. The Company has currently nine officers.

9.6. Fiscal committee

The Fiscal committee is the body that inspects the acts of the Directors of the Company and information to shareholders, and shall work permanently. The Fiscal committee is formed by at least three and maximum five members, all of whom independent professionals reputed in the market and with no other relationship with the Company.

9.7. Statutory Audit Committee

The Audit committee is also qualified. It is a permanent, collegiate and assistance body directly linked to the Board of Directors, according to the Sarbanes-Oxley Act of 2002 and CVM Instruction No. 509/2011. It must include at least 3 members and maximum 5 members, all elected by the Board of Directors. The Audit Committee is currently formed by three members, all of whom independent.

The Report Channel is also applicable. It is a system that allows anybody-either a Company employee or not-to report facts that may require an investigation by the Company.

The Audit Committee shall meet at least every two months, so that the accounting information of the Company is always assessed by such body before being disclosed.

9.8. Shareholders Structure

The share capital of the Company ended 2013 totaling R$ 9,886,886,593.46, represented by 2,417,632,647 common shares. TIM Brasil Serviços e Participações S.A. is the majority shareholder of TIM Participações, holding 67% of the shares.

9.9. Dividend Policy

According to the Articles of Incorporation of TIM Participações, the Company shall share, as a mandatory dividend, by the end of every fiscal year ended on December 31st, provided that there are amounts available for sharing, an amount that is equal to 25% the adjusted net profit.

A legal reserve is mandatory; it must allocate 5% of the net earnings of every fiscal year until the amount of such reserve equals 20% the share capital.

The annual dividend sharing is resolved by the Shareholders’ Meeting.

9.10. Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act (SOX) provides for an inspection to be conducted by the Company for the efficiency of the internal control system supporting the Financial statements, so as to offer higher reliability and transparency to such information.

In 2013, TIM was awarded a certification due to compliance with the required provision of Section 404 of the Sarbanes-Oxley Act for year 2012. This certification has been awarded to TIM since 2006, when such requirement was established for companies listed under American Depositary Receipts (ADRs) at NYSE, and it demonstrates the Company’s commitment to the highest levels of corporate governance.

10. Capital Market

The common shares of TIM Participações S.A. are negotiated at the São Paulo Stock Exchange (Bovespa) under code TIMP3. The Company also runs an American Depositary Receipts (ADRs) program in the US market, where they are negotiated under code TSU at the New York Stock Exchange (NYSE).

The Index issued by the São Paulo Stock Exchange (Ibovespa) ended 2013 rated at 51,507.16 points, after accumulating a devaluation 15.5% if compared to the same period in the previous year. Throughout the year, Bovespa showed an average daily negotiated volume of R$ 5.3 billion, approximately 2% higher than in 2013.

The Dow Jones Industrial Average (DJIA), the major NYSE index, accumulated earnings of 24.8% in the year, ending 2013 rated at 16,576.66 points.

In 2013, TIM negotiated shares totaled a financial volume of R$ 12,615 million, considering TIMP3, representing a daily average of R$ 50,866 million. At the New York Stock Exchange, TIM’s ADRs hit a total volume worth US$ 6,738 million in the year, a daily average of US$ 27 million. The Company ended the year with its common shares worth R$ 12.33 at Bovespa, accumulating a devaluation of 50.4%, whereas the ADRs at NYSE hit US$ 26.24, a gain of 29.4% accumulated in the year.

11. Other Information

According to CVM Instruction no. 381/03, Article 2, please note that, for the year ended on December 31st, 2013, PricewaterhouseCoopers S.A., or any party related to it, did not render any services other than audit services for TIM Participações.

Final Considerations

TIM Participações S.A., so as to permanently keep an ongoing, balanced and sustainable growth, thanks its customers for their fidelity and corroborates the commitment to tirelessly finding ways to reciprocate their preference by offering a differentiated, quality customer service. We would also like to thank our business partners, suppliers and financial institutions for the support and trust in us and, in particular, to collaborators, without whom our goals could not be attained, and, finally, to the shareholders for their support and trust in the Company’s management.

The Management

(A free translation of the original in Portuguese)

TIM Participações S.A. and
TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

Operations

TIM Participações S.A. ("TIM Participações" or "Company" or “Group”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.68% of the capital of TIM Participações at December 31, 2013 and 2012. The Company's main purpose is to control companies providing telecommunications services, including personal mobile telephones in their areas of concession and/or licenses. The services provided by TIM Participações' subsidiaries are regulated by the Agência Nacional de Telecomunicações ("Anatel").

The Company's shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or "CVM") and the U.S. Securities and Exchange Commission ("SEC"). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Direct subsidiaries

(a)

TIM Celular S.A. ("TIM Celular")

The Company holds 100% of TIM Celular. This subsidiary provides Landline Telephone Services ("STFC") - Domestic Long Distance and International Long Distance voice services; Personal Mobile Service ("SMP"); and Multimedia Communication Service ("SCM") in all Brazilian states and in the Federal District.

(b)

Intelig Telecomunicações Ltda. ("Intelig")

The Company also holds 100% of Intelig's shares. This company provides STFC and SCM services in all Brazilian states and in the Federal District (DF).

Licenses for radio frequencies

Licenses to use radio frequencies for SMP services are for a fixed period and in most cases may be renewed for a further 15 years. Licenses held by the subsidiary TIM Celular as of December, 31, 2013, as well as their expiration dates, are shown in the table below. The cost of renewal is included in the Instrument of Licenses for Radiofrequencies and consists of biannual payment to the Granting Authority of the amount equal to 2% of the net revenues recorded in the year that ends each biannual period. The payment considers only the net revenues directly related to the regions covered by each renewed license. As of December 31, 2013, the Company had accounts payable related to the licenses renewal in the amount of R$77,216.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

Data de expiração

Concession areas	450 MHz	800MHz, 900 MHz and 1.800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz (Band V1 - 4G)	2500 MHz (Band P** - 4G)

Amapá, Roraima, Pará, Amazonas and Maranhão		Mar. 2016	Apr. 2023	Apr. 2023	Oct. 2027	AM - Sept. 2014*** PA - Feb. 2024***
Rio de Janeiro and Espírito Santo	Oct. 2027	Mar. 2016	ES - Apr. 2023-	Apr. 2023	Oct. 2027	RJ - Feb. 2024***
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR - Oct. 2027	Mar. 2016	Apr. 2023-	Apr. 2023	Oct. 2027	DF - Feb. 2024***
São Paulo		Mar. 2016	Countryside - Apr. 2023-	Apr. 2023	Oct. 2027	-
Paraná (except municipalities of Londrina and Tamarana)	Oct. 2027	Sept. 2022*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2024***
Santa Catarina	Oct. 2027	Sept. 2023*	Apr. 2023	Apr. 2023	Oct. 2027	-
Municipality and region of Pelotas in Rio Grande do Sul		Apr. 2024*		Apr. 2023	Oct. 2027	-
Pernambuco		May, 2024*		Apr. 2023	Oct. 2027	-
Ceará		Nov. 2023*		Apr. 2023	Oct. 2027	-
Paraíba		Dec. 2023*		Apr. 2023	Oct. 2027	-
Rio Grande do Norte		Dec. 2023*		Apr. 2023	Oct. 2027	-
Alagoas		Dec. 2023*		Apr. 2023	Oct. 2027	-
Piauí		Mar. 2024*		Apr. 2023	Oct. 2027	-
Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others)		Apr. 2013	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2015***
Bahia and Sergipe		Aug. 2027*		Apr. 2023	Oct. 2027	-

*

Agreements already renewed for 15 years; therefore, they are not entitled to a new renewal period.

**

Only supplementary areas in the specific states

Regarding licenses held for provision of services for the 4th Generation of SMP ("4G"), on October 16, 2012, TIM Celular, together with the other winning bidders, signed the aforesaid Instrument of Authorization. The subsidiary paid the equivalent of 10% of the amount attributed to the Concession Instrument in the G4 auction, disbursing R$ 36.478. The remaining 90% was settled on May 29, 2013, and although the levying of monetary correction on this last installment, amounting to R$ 24,586 and which to date has not been provided, due to a favorable opinion from the Office of the Federal Attorney General (Opinion n. 4.814/2013), there is still no final decision from the Agency.

Also on October 16, 2012, Intelig was authorized to use the 450MHz radio frequency, so as to meet the rural telephone commitments arising from Bid Notice No. 004/2012/PVCP/SPV - Anatel.

The terms of the STFC and SCM Licenses held by TIM Participações' subsidiaries are undetermined.

Basis for preparation and submission of financial statements

The significant accounting policies applied to the preparation of these financial statements are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

(a)

General preparation and disclosure criteria

The financial statements were prepared taking into account the historical cost as the base value for financial assets and liabilities (including derivative instruments) evaluated at fair value.

The consolidated financial statements were prepared and are shown according to the accounting practices adopted in Brazil (which take into account the pronouncements issued by the Accounting Pronouncements Committee- "CPCs") and according to the International Financial Reporting Standards - "IFRS"). Without divergences in the application of the CPCs/IFRS, the Company adopts accounting practices based on the Brazilian Corporate Law and Specific Rules issued by CVM and Anatel.

The individual financial statements were prepared in accordance with the accounting practices adopted in Brazil and are shown in conjunction with the consolidated financial statements.

In the individual financial statements, the subsidiaries are accounted for based on the equity method of accounting. The same adjustments also apply to the individual and the consolidated financial statements so as to arrive at the same result and shareholders' equity attributable to the shareholders of the parent company, TIM Brasil. The Brazilian accounting practices applicable to the individual financial statements differ from the IFRS applicable to the separate financial statements. The difference lies only in the measurement of investments using the equity method while, in accordance with the IFRS, this evaluation would be at cost or fair value.

Assets and liabilities are reported according to their degree of liquidity and liability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of pronouncement IAS 1 (CPC 26).

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company ' s Management in the process of applying the Group ' s accounting policies. Those areas requiring a greater level of judgment and with greater complexity, as well as the areas in which assumptions and estimates are material for the consolidated and individual financial statements, are described in Note 5.

(b)

Comparability of financial statements

Reclassification for better disclosure

(b.1)

Reclassification in the income statement from the "Other operating expenses" group, to the "Financial costs" group, referring to monetary restatement on tax contingencies.

(b.2)

Reclassification in the income statement from the "Exchange variations, net" group, to the "Financial costs" and "Financial income" groups refers to interest on swap transactions.

(b.3)

In the cash flows statement, elimination of the effect of yields of the financial investments from “operational activities” as it is yields from cash and cash equivalents.

Statements of income:				2012

				Consolidated

	Original	b.1	b.2	Reclassified

Net operating revenues	18,763,947			18,763,947
Costs of services provided and goods sold	(9,880,984)			(9,880,984)

Gross income	8,882,963			8,882,963

Operating revenues (expenses):
Sales	(4,774,161)			(4,774,161)
General and administrative	(1,029,943)			(1,029,943)
Other operating revenues (expenses), net	(757,414)	1,925		(755,489)

	(6,561,518)	1,925		(6,559,593)

Operating income	2,321,445	1,925		2,323,370

Finance income (expenses):
Finance income	304,034		174,981	479,015
Finance costs	(428,116)	(1,925)	(214,713)	(644,754)
Foreign exchange variations, net	(43,883)		39,732	(4,151)

	(167,965)	(1,925)		(169,890)

Income before income and
social contribution taxes	2,153,480			2,153,480

Income and social contribution taxes	(704,592)			(704,592)

Net income for the period	1,448,888			1,448,888

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

Statements of cash flows:

	2012
	Consolidated
	Original	b.1	b.3	Reclassified
Operating activities
Income before income tax (IR) and social contribution (CSLL)	2,153,480			2,153,480

Adjustments to reconcile income to net cash from operating activities:
Depreciation and amortization	2,688,588			2,688,588
Equity in results of subsidiaries (Note 16)
Residual value of property, plant and equipment and intangible assets written-off	13,927			13,927
Interest on asset retirement obligations	2,617			2,617
Recognition (reversal) of provision for contingencies	237,972	(1,925)		236,047
Monetary adjustment of judicial deposits and contingencies	33,494	1,925		35,419
Monetary adjustment of dividends
Interest, monetary and exchange variations and other financial adjustments	284,880			284,880
Interest on financial adjustments	(153,026)		153,026	-
Provision for doubtful debts (Note 8)	250,972			250,972
Stock options (Note 28)	2,511			2,511
	5,515,415	-	153,026	5,668,441

Decrease (increase) in operating assets
Trade accounts receivable	(541,421)			(541,421)
Taxes and contributions recoverable	197,651			197,651
Inventories	4,026			4,026
Prepaid expenses	(68,342)			(68,342)
Dividends received
Judicial deposits	(181,383)			(181,383)
Other assets	(24,501)			(24,501)

Increase (decrease) in operating liabilities
Labor obligations	(12,520)			(12,520)
Suppliers	550,594			550,594
Taxes, fees and contributions	(625,864)			(625,864)
Authorizations payable	327,162			327,162
Provision for contingencies	(222,000)			(222,000)
Other liabilities	46,352			46,352

Net cash from operating activities	4,965,169	-	-	5,118,195

Investment activities
Financial assets stated at fair value through profit or loss	158,127		(153,026)	5,101
Additions to property, plant and equipment and intangible assets	(3,764,726)			(3,764,726)
Asset retirement obligations	34,273			34,273

Net cash from (used in) investment activities	(3,572,326)	-	(153,026)	(3,725,352)

Financing activities
New borrowings	1,694,750			1,694,750
Repayment of borrowings	(1,323,243)			(1,323,243)
Reimbursement to shareholders - reverse stock split of TIM Fiber RJ S.A. shares	(549)			(549)
Derivative transactions	(73,593)			(73,593)
Dividends paid	(523,283)			(523,283)
Reimbursement of dividends

Net cash used in financing activities	(225,918)	-	-	(225,918)

Increase (decrease) in cash and cash equivalents	1,166,925	-	-	1,166,925

Cash and cash equivalents at the beginning of the year	3,262,855			3,262,855
Cash and cash equivalents at the end of the year	4,429,780			4,429,780

(c)

Approval of the financial statements

These financial statements were approved by the Board of Directors of the Company on February 13, 2014.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

Summary of significant accounting practices

The following accounting practices are adopted in preparing the parent company's financial statements (BR GAAP) and for the consolidated accounts (BR GAAP and IFRS).

(a)

Functional currency and presentation currency

The presentation currency for the financial statements is the Real (R $) , which is also the functional currency for all the companies consolidated in these financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. E xchange gains and losses linked to these items are recorded in the statements of income ..

(b)

Consolidation procedures

Subsidiaries are all entities (including structured entities)  in which the Group holds the control. The Group controls an entity when it is exposed or has rights to variable returns from its involvement with the investee and has the abilityto affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  The consolidation is interrupted from the date that the Group loses the control over that entity.

The following companies are consolidated in the financial statements:

		Interest

Corporate name	Status	2013	2012

TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%

We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g., shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of acquisition cost over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as a receipt.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

(c)

Segment information

Operating segments are the entity ' s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity ' s chief operating decision maker, in order to make decisions on the allocation of resources to each individual segment and to assess their performance. For an operating segment to exist, it must have separate financial information available.

The Company's chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group's strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

(d)

Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term high liquidity investments, with original maturities of up to three months following the investment date, with an insignificant risk of change in value.

(e)

Financial assets and liabilities

( e .1)

Financial assets

( e ..1.1)

Classification

The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) loans and receivables. On all dates shown in these financial statements Management determines the classification of its financial assets at initial recognition.

(a)

Financial assets valued at fair value through profit or loss

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, where these assets are given in guarantee, or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not apply hedge accounting.

(b)

Loans and receivables

These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the financial statements they are classified as "accounts receivable", "cash and cash equivalents" and "other assets".

(e.1.2)

Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After initial recognition, changes in the fair value are booked in income for the year as financial income and costs. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of owning them.

The fair values of investments with publicly quoted prices are based on their purchase price at each base date shown. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

(e.1.3)

Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

(e.1.4)

Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment. Such evidence would be the result of one or more events occurring after the initial recognition of the assets, and that loss event (or events) would have an impact on the estimated future cash flows of the financial asset (or group of financial assets) which can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

•

material financial difficulties of the issuer or borrower;

•

a breach of contract, such as default or late payment of interest or principal;

•

the Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;

•

it is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;

•

the disappearance of an active market for that financial asset because of financial difficulties; and

•

Observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot be identified by individual analysis of the individual financial assets in the portfolio. These data include:

(i)

adverse changes in the payment status of borrowers in the portfolio; and

(ii)

national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured as the difference between the book value of the assets and the new value (fair value less cost to sell / value in use) calculated after allowing for any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the profit or loss for the year.If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower's credit worthiness), the reversal of the impairment loss is also recognized in the consolidated statement of income for the year.

(e.2)

Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and borrowings and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

Financial liabilities valued at fair value through profit or loss: At each balance sheet date, these liabilities are measured at fair value. Interest, monetary correction, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, in the lines of financial income or costs. On the dates presented in these financial statements, this category is composed basically of derivative financial instruments.

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest method. Under this method, transaction costs impact the initial liability amount, affecting the determination of the effective interest rate .. This rate is the rate that exactly discounts all the cash flows from the financial instrument. The appropriation of financial costs , according to the effective interest rate method, is recognized in the income statement under "financial costs". On the dates of presentation of these financial statements, this category includes mainly borrowing s and financing and accounts payable to suppliers of the Company.

(f)

Accounts receivable

Accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method less impairment for accounts receivables ( " impairment " ) ..

The impairment of accounts receivables is recorded as a reduction in accounts receivable in an amount deemed sufficient to cover possible losses on these receivables, based on the profile of the subscriber portfolio, the period for which the accounts have been overdue, the economic situation and the risks involved in each case.

(g)

Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

(h)

Indirect and direct taxes and contributions recoverable

These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

(i)

Prepaid expenses

These are initially stated at actual amounts disbursed and are appropriated to income according to the accrual method as they are incurred.

(j)

Judicial deposits

These are stated at historical cost and adjusted according to the legislation in force.

(k)

Investments

Equity interests in subsidiaries are valued using the equity method only in the individual financial statements.

(l)

Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual value (Note 17). The Company recognizes its assets by individual component.

The estimated costs of disassembling towers and equipment on rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability "provision for future asset retirement". Interest incurred on updating the provision is classified as financial costs. The accounting for this obligation is made according to ICPC12 / IFRIC 1.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in "Other operating expenses (revenues), net" in the income statement.

As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

(m)

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (if applicable), and reflect: (i) the purchase of licenses and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, and (iii) goodwill on the purchase of companies.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Goodwill

Goodwill is the positive difference between the amount paid or payable for an entity acquired and its net assets on the date of acquisition. These assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill (a negative difference between the amount paid or payable for the entity acquired and its net assets), this amount should be recorded as a gain in the income statement for the period, on the date of acquisition.

The goodwill is not regularly amortized and must be tested annually to identify probable impairment in its value. The accounting record of the goodwill is made at its cost less these losses (if any).

For the purposes of impairment test, the goodwill is allocated to the Cash Generating Units (CGUs).

The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Software

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•

it is technically feasible to complete the software to make it available for use.

•

Management plans to complete the software and use it or sell it.

•

the software will generate probable future economic benefits, that can be demonstrated.

•

technical, financial and other resources are available to conclude development and use or sell the software.

•

the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

As stated above, as the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

(n)

Impairment of non-financial assets

Goodwill is tested for impairment annually. For other assets, verification of impairment is made whenever events or changes in circumstances indicate that the carrying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The discount of expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

The impairment provisions (or part of them) on these assets, except goodwill, may be reversed where it can be shown that the reasons (or part of them) that gave rise to the provisions no longer exist on the financial statements reporting date.

(o)

Provisions

Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it.

(p)

Accounts payable to suppliers

Accounts payable to suppliers are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

(q)

Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a compensating entry to expense. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the income statement accounts in accordance with the employee's original cost center.

Pension plans and other post-employment benefits

The Company and its subsidiaries have defined contribution and defined benefit plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs, if any. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

Past service costs are recognized immediately in income. Gains and losses arising from changes in the actuarial assumptions are recorded in the shareholders' equity, as other comprehensive income, as incurred.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The defined contribution plans carry no additional obligation for the Company over and above the monthly contributions mentioned, for as long as the employee is a member of staff of the Company or its subsidiaries. If the employee leaves the C ompany and its subsidiaries within the period required to be entitled to withdraw the contributions made by the sponsors, the amounts to which the employee is no longer entitled, and which may represent a reduction in the future contributions by the Company and its subsidiaries to active employees, are booked as assets.

Stock option

The Company operates share - based compensation plans, which are settled with shares, for which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The Company calculates and records the effects of the stock options in accordance with CPC 10 (R1). The fair value of employee services is recognized as an expense, with a compensating entry to capital reserve, and is determined by reference to the fair value of the options granted. Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself, and the payment is treated as a transaction settled in cash.

(r)

Income tax and social contribution

Income tax includes current and deferred income tax and social contribution, and transactions are recognized in the income statement. There are no income tax and social contribution amounts recognized in comprehensive income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement ..

Current balances

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. The Company and its subsidiaries opted to pay income tax and social contribution quarterly.

Deferred balances

Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

Deferred income and social contribution tax credits and debits are shown in the balance sheet at the net amount, when both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

(s)

Provision for contingencies

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company's internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure and those where losses are considered remote are not disclosed.

(t)

Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases and their effects are recognized in the income statement for the year over the lease period.

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the lease are recognized in the income statement over the contractual term.

(u)

Shareholders ' equity

The principal items which affect the Company ' s shareholders ' equity are subject to the following accounting practices:

Capital

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a Group company purchases the Company ' s shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company ' s shareholders ' equity, until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders ' equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company ' s By - laws.

Distribution of dividends

The distribution of minimum compulsory dividends, calculated pursuant to the By - laws, is recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or in payment of dividends exceeding the minimum compulsory amount, for example, is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting ..

(v)

Revenue recognition

As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenues from services rendered

The principal service revenues are derived from monthly subscribers, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as the services are used, net of sales tax and discounts granted on services. These revenues are booked only when the amount of services rendered can be estimated reliably.

Balances are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed out, and unbilled items are calculated again at each current month.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators. (the latter are booked as operating costs).

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

(w)

New standards, changes and interpretations of standards not yet in force

The following new standard s were issued by the IASB, but  are not in force for the year 2013. The early adoption of the s e standard s , although encouraged by IASB, was not allowed in Brazil by the CPC.

•

IFRIC 21 - " Fees " .. The interpretation clarified when an entity must recognize an obligation to pay fees in accordance with the legislation. The obligation must only be recognized when the event that generates the obligation takes place. This interpretation applies as of January 1, 2014.

•

IFRS 9 - " Financial Instruments " deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: those measured at fair value and those measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity ' s business model and on the contractual characteristics of the financial instruments ' cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity ' s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1, 2015.

There are no other IFRS rules or IFRIC interpretations, which are not yet in force, that could have a significant impact on the Group.

Critical judgment in the application of accounting policies

Accounting estimates and judgments are continuously evaluated. They are based on our historical experience and factors such as expectations of future events considering the circumstances as of the base date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions, including significant risk and probable material adjustments in the book values of assets and liabilities for the next fiscal year, are shown below:

(a)

Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company's business plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the base date on which the financial statements are reported or any material future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these premises.

As at December 31, 2013 and 2012, the main non-financial assets for which this assessment was made are the property, plant and equipment and intangible assets of Intelig and the goodwill in the Company and its subsidiaries (see notes 17 e 18).

(b)

 Asset retirement obligation (see note 26)

The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company uses estimates to recognize the present value of these costs and their amortization period. These estimates involve projected dismantling costs,the the average tenor of the lease agreements and the discount rate to determine their present value. This estimate is susceptible to a variety of economic conditions that may not in fact arise when the assets are actually dismantled.

(c)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax assets on income tax and social contribution losses, and temporary differences are recognized to the extent that it is probable that future taxable income will be available to be offset by them. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions (see note 12).

(d)

Impairment of accounts receivable

The impairment of accounts receivable is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The impairment is considered sufficient to cover any losses on receivables (see note 8).

(e)

Provision for contingencies

Contingencies are analyzed by the Company's management and (internal and external) legal advisors. The Company's reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management's judgment (see note 25).

(f)

Fair value of derivatives and other financial instruments (see note 41)

The Company has applied the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

•

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2: Inputs, other than quoted prices quoted that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices); and

•

Level 3: Inputs for the asset or liability that are not based on observable market data.

(g)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues to be recognized which are not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

Cash and cash equivalents

	Parent company		Consolidated

	2013	2012	2013	2012

Cash and banks	(75)	58	106,176	370,236
Financial investments:
CDB/Repurchases with a due date
within 90 days	19,187	17,056	5,181,466	4,059,544

	19,112	17,114	5,287,642	4,429,780

Bank Deposit Certificates ("CDB") and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without significantly loss of value.

The calculation of the annual average return of the Company's investments, including those not classified as cash and cash equivalents, is 100.8% of the Interbank Deposit Certificate - CDI rate.

Financial assets at fair value through profit or loss

	Parent company		Consolidated

	2013	2012	2013	2012

CDB/Repurchases	89	141	28,681	22,644
Current portion		(1)		(810)

Non-current portion	89	140	28,681	21,834

The CDBs and Repurchases classified as current assets are due between 91 and 365 days. The total investments classified as non-current are restricted for use by virtue of legal actions.

Accounts receivable

	Consolidated

	2013	2012

Billed services	1,015,111	1,027,730
Unbilled services	675,634	740,501
Network use	670,592	777,500
Sale of goods	1,538,664	1,511,159
Other accounts receivable	2,912	2,462

	3,902,913	4,059,352
Provision for doubtful debts	(353,925)	(347,176)

	3,548,988	3,712,176

Current portion	(3,513,029)	(3,650,871)

Non-current portion	35,959	61,305

The fair value of accounts receivable equals the book value shown on December 31, 2013 and 2012. The total amount of BNDES borrowings is guaranteed by accounts receivable (see Note 20).

Variation in the provision for doubtful debts is as follows:

	Consolidated

	2013	2012

Initial balance	347,176	320,755
Provision recorded	240,051	250,972
Provision written-off	(233,302)	(224,551)

Final balance	353,925	347,176

The aging of the accounts receivable is as follows:

	Consolidated

	2013	2012

Falling due	2,904,269	3,193,720
Past due for up to 30 days	182,543	52,434
Past due for up to 60 days	67,278	71,866
Past due for up to 90 days	270,096	290,739
Past due for more than 90 days	478,727	450,593

	3,902,913	4,059,352

Inventories

	Consolidated

	2013	2012

Cellular phone sets and tablets	267,305	233,722
Accessories and pre-paid cards	13,031	9,239
TIM chips	32,033	37,839

	312,369	280,800
Provision for adjustment to realizable amount	(15,540)	(11,655)

	296,829	269,145

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

The change in provision for adjustment to the realizable amount was as follows:

	Consolidated

	2013	2012

Opening balance	11,655	15,891

Provision recorded	190,044	168,457
Provision written-off	(186,159)	(172,693)

Closing balance	15,540	11,655

Indirect taxes and contributions recoverable

	Consolidated

	2013	2012

ICMS	1,437,991	1,113,727
Others	11,981	7,635

	1,449,972	1,121,362
Current portion	(913,215)	(906,101)

Non-current portion	536,757	215,261

The ICMS credits refer primarily to the amounts to be offset regarding acquisitions of property, plant and equipment and inventories of the subsidiaries.

Direct taxes and contributions recoverable

	Parent company		Consolidated

	2013	2012	2013	2012

Income tax and social contribution	3,486	3,694	27,637	27,454
PIS/Cofins	20,185	20,185	326,921	300,105
Others	1,447	96	38,605	25,324

	25,118	23,975	393,163	352,883

Current portion	(25,118)	(23,975)	(370,626)	(331,225)

Non-current portion			22,537	21,658

The PIS/Cofins amounts recoverable refer primarily to credits involving the purchase of handset inventories.

Deferred income tax and social contribution

Deferred income tax and social contribution are calculated using the prevailing rates for each tax. During fiscal years 2013 and 2012, the prevailing rates were 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in Note 37.

The amounts shown in the accounts are as follows:

	Parent company		Consolidated

	2013	2012	2013	2012

Tax losses	13,956	10,001	1.320.017	1.405.695
Social contribution losses	5,088	3,665	488.929	519.773

Temporary differences
Provision for doubtful debts			117.131	116.043
Derivative financial instruments			(68.833)	(37.605)
Provision for contingencies	1,038	1,223	126.444	105.776
Adjustment to present value - 3G license			18.834	20.776
Deferred tax on CPC adjustments	53,569	53,569	166.511	159.501
Effect of merger of TIM Fiber s			1.110	1.170
FISTEL judicial deposit			-	72.277
Profit sharing			18.394	11.283
Taxes with suspended enforceability			12.872	12.872
Amortized goodwill - TIM Fibers			(137.612)	(72.915)
Business combination - Intelig			(131.325)	(123.891)
Others	138	2	(2.554)	17.214

	73,789	68,460	1.929.918	2.207.969
Provision for devaluation of tax assets (Intelig and TIM Part)	(73,789))	(68,460))	(1.202.967)	(1.152.757)

			726.951	1.055.212

Portion of deferred tax assets	1.064.721	1.252.018

Portion of deferred tax liabilities	(337.770)	(196.806)

TIM Celular

TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, on the basis of projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

2014	365,137
2015	185,203
2016	253,614
2017	174,903
2018 onwards	85,864

1,064,721

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2013. The time table for the recovery of such credits was approved by the Company's Board of Directors and reviewed by the Audit Committee. It is not necessary to discount the credits to their present values and accordingly no discount rates were applied on this analysis. As mentioned in Note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

Subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$ 173,661 in fiscal year 2013.

Intelig

Based on estimates of future taxable income and taking into account its history of tax losses and social contribution losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income tax and social contribution. Thus the company has maintained the provisions for the whole of these tax assets. At December 31, 2013, the total amount provided was R$ 1,129,178 (R$ 1,084,297 at December 31, 2012), of which R$ 1,004,503 refers to income tax losses and social contribution losses, while R$ 124,674 refers to temporary differences. Intelig's liabilities show deferred income tax and social contribution amounting to R$ 131,330 (R$ 123,891 at December 31, 2012), from the adoption of deemed cost at the first adoption of IFRS.

TIM Participações S.A.

As it is a holding company, TIM Participações has no activities which could normally be offset by income tax losses, social contribution losses and temporary differences. At December 31, 2013 the provision for losses on these deferred tax assets amounted to R$ 73,789 (R$ 68,460 at December 31, 2012).

Prepaid expenses

	Consolidated

	2013	2012

Rentals and insurance	64,429	56,513
Advertising not released	157,467	139,436
Network swap	55,159	68,038
Others	26,205	10,422

	303,260	274,409

Current portion	(206,354)	(180,371)

Non-current portion	96,906	94,038

On April 1, 2010, the subsidiary Intelig and the GVT entered into a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective fields of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 24). At December 31, 2013, the non-current balances were R$ 8,792 (R$ 8,742 at December 31, 2012) and the long-term balances were R$ 46,367 (R$ 59,296 at December 31, 2012). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

Judicial deposits

	Parent company		Consolidated

	2013	2012	2013	2012

Civil	7,814	3,607	233,248	179,074
Labor	41,400	30,965	272,262	205,481
Tax (*)	1,321	131	214,645	436,650
Regulatory			106	107

	50,535	34,703	720,261	821,312

(*)

In April 2008, Federal Law No. 11652 was published related to the payment of the contribution to the Development of the Public Radio Service to EBC (Empresa Brasil de Comunicação). It is the understanding of the Company that this law is unconstitutional since the contribution lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular. In March of 2010, 2011, 2012 and 2013 court deposits were made related to the contributions for these periods, in the amounts of R$ 56,086, R$ 69,445, R$ 87,049, R$ 95,579 respectively , totaling R$ 308,159. For each of these judicial deposits, a liability was recorded of the same amount under the item "Indirect taxes and contributions payable".

On July 17, 2013, the Company elected to claim the conversion of judicial deposits into income. By judgment rendered on August 1, 2013, the claim of conversion into income was granted.

On September, 2013, these values were write-off and the Company will proceed with the litigation, but making the payments on a regular basis.

Other assets

	Parent company		Consolidated

	2013	2012	2013	2012

Advances to suppliers		279	89,609	53,163
Advance to employees	2	12	2,569	3,712
Fiscal incentives			6,554	6,554
Other rights	10,260	8,033	55,632	45,313

	10,262	8,324	154,364	108,742

Current portion	(10,262)	(8,324)	(141,140)	(94,702)

Non-current portion			13,224	14,040

Investments - Parent company

(a)

Interest in subsidiaries

	2013

	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3.279.157.266

Interest in total capital	100%	100%

Shareholders' equity	13,340,411	1.047.619
Unrealized earnings		(2.772)

Adjusted shareholders' equity	13,340,411	1.044.847

Net income (loss) for the period	1,639,202	(118.678)
Unrealized earnings		807

Adjusted net income (loss) for the period	1,639,202	(117.871)	1.521.331

Equity in results of subsidiary	1,639,202	(117.871)	1.521.331

Investment amount	13,340,411	1.044.847	14.385.258

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

	2012

	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders' equity	12,448,358	1,166,192
Unrealized earnings		(3,579)

Adjusted shareholders' equity	12,448,358	1,162,613

Net income (loss) for the year	1,675,394	(236,406)	1,438,988
Unrealized earnings		807	807

Adjusted net income (loss) for the year	1,675,394	(235,599)	1,439,795

Equity in results of subsidiary	1,675,394	(235,599)	1,439,795

Investment amount	12,448,358	1,162,613	13,610,971

(b)

Changes in investment in subsidiaries

	TIM Celular	Intelig	Total

Balance of investments at December 31, 2012	12,448,358	1,162,613	13,610,971
Equity in results of subsidiaries	1,639,202	(117,871)	1,521,331
Stock options	3,677	105	3,782
Supplementary dividends	(365,094)		(365,094)
Allocation of dividends	(389,311)		(389,311)
Reversal of put option balance	1,334		1,334
Effect of supplementary retirement amount recorded directly in the subsidiary's shareholders equity	2,245		2,245

Balance of investments at December 31, 2013	13,340,411	1,044,847	14,385,258

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

17

Property, Plant and Equipment

(a)

Movement in property, plant and equipment

				Consolidated

	Balance at 2012	Additions	Write-offs	Transfers	Balance at 2013
Cost of property, plant and equipment, gross
Commutation / transmission equipment	12,296,529		(10)	1.367.770	13.664.289
Fiber optic cables	602,479		(43.334)	(60.820)	498.325
Loaned handsets	1,571,083		(23.705)	153.204	1.700.582
Infrastructure	3,502,184		(111)	413.596	3.915.669
Informatic assets	1,322,071		(1.618)	93.441	1.413.894
General use assets	451,383			126.319	577.702
Land	40,505				40.505
Construction in progress	654,428	2.155.098	135	(2.093.510)	716.151

Total property, plant and equipment, gross	20,440,662	2.155.098	(68.643)		22.527.117

Accumulated depreciation
Commutation/transmission equipment	(8,175,296)	(933.326)	10	41.041	(9.067.571)
Fiber optic cables	(160,310)	(32.945)	43.334	22.888	(127.033)
Loaned handsets	(1,431,679)	(139.566)	11.746	(12)	(1.559.511)
Infrastructure	(1,690,984)	(286.962)	46	(26.484)	(2.004.384)
Informatic assets	(1,137,036)	(63.304)	1.618	(485)	(1.199.207)
General use assets	(278,847)	(46.374)		(36.948)	(362.169)

Total accumulated depreciation	(12,874,152)	(1.502.477)	56.754		(14.319.875)

Property, plant and equipment, net
Commutation / transmission equipment	4,121,233	(933.326)		1.408.811	4.596.718
Fiber optic cables	442,169	(32.945)		(37.932)	371.292
Loaned handsets	139,404	(139.566)	(11.959)	153.192	141.071
Infrastructure	1,811,200	(286.962)	(65)	387.112	1.911.285
Informatic assets	185,035	(63.304)		92.956	214.687
General use assets	172,536	(46.374)		89.371	215.533
Land	40,505				40.505
Construction in progress	654,428	2.155.098	135	(2.093.510)	716.151

Total property, plant and equipment, net	7,566,510	652.621	(11.889)		8.207.242

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

				Consolidated

	Balance at 2011 Re - presented	Additions	Write - off s	Transfer	Bala nce at 2012
Cost of p roperty, p lant and e quipment, g ross
Commutation/transmission equipment	10,916,951		(25,171)	1,404,749	12,296,529
Fiber optic cable	667,105			(64,626)	602,479
Loaned handsets	1,490,501		(34,305)	114,887	1,571,083
Infrastructure	2,795,386		(62)	706,860	3,502,184
Informatic assets	1,253,177		(11,787)	80,681	1,322,071
General use assets	426,259		(18)	25,142	451,383
Land	40,499			6	40,505
Construction in progress	643,372	2,278,755		(2,267,699)	654,428

Total Property, p lant and e quipment, g ross	18,233,250	2,278,755	(71,343)		20,440,662

Accumulated depreciation
Commutation/transmission equipment	(7,212,887)	(840,224)	45,152	(167,337)	(8,175,296)
Fiber optic cable	(139,142)	(212,757)		191,589	(160,310)
Loaned handsets	(1,296,457)	(157,074)	21,851	1	(1,431,679)
Infrastructure	(1,510,832)	(167,351)	39	(12,840)	(1,690,984)
Informatic assets	(1,095,485)	(42,991)	11,787	(10,347)	(1,137,036)
General use assets	(246,208)	(31,384)	(189)	(1,066)	(278,847)

Total a ccumulated d epreciation	(11,501,011)	(1,451,781)	78,640		(12,874,152)

Property, plant and equipment, net
Commutation/transmission equipment	3,704,064 ,	(840,224)	19,981	1,237,412	4,121,233
Fiber optic cable	527,963	(212,757)		126,963	442,169
Loaned handsets	194,044	(157,074)	(12,454)	114,888	139,404
Infrastructure	1,284,554	(167,351)	(23)	694,020	1,811,200
Informatic assets	157,692	(42,991)		70,334	185,035
General use assets	180,051	(31,384)	(207)	24,076	172,536
Land	40,499			6	40,505
Construction in progress	643,372	2,278,755		(2,267,699)	654,428

	6,732,239 ,	826,974	7,297		7,566,510

(b)

Depreciation rates

Average annual rate %

Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Loaned handsets	50
Infrastructure	4 to 10
Informatic assets	20
General use assets	4 to 10

In 2013, pursuant to CPC 27, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the assets is submitted during its operations.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

18

Intangible assets

The amounts of the SMP licenses and radio frequency licenses, as well as software, goodwill and other items, were recorded as follows:

(a)

Movement in intangible assets

	Balance at 2012	Additions	Writeoffs	Transfer	Balance at 2013
Cost of intangible assets, gross
Software rights	9,052,830		(12,631)	1,132,467	10,172,666
Concession licenses	4,814,284	54,878		98,919	4,968,081
Assets and facilities in progress	35,041	1,273,591		(1,277,669)	30,963
Goodwill	1,527,219				1,527,219
List of clients	95,200				95,200
Right to use infrastructure LT Amazonas		380,473			380,473
Other assets	29,738	3,443		46,283	79,464

Intangible assets, gross	15,554,312	1,712,385	(12,631)		17,254,066

Accumulated amortization
Software rights	(6,583,174)	(916,789)	12,631	8,736	(7,478,596)
Concession licenses	(2,941,339)	(231,088)			(3,172,427)
List of clients	(19,600)	(16,800)			(36,400)
Right to use infrastructure LT Amazonas		(6,053)			(6,053)
Other assets	(21,010)	(6,290)			(27,300)

Total accumulated amortization	(9,565,123)	(1,265,393)	12,631		(10,817,885)

Intangible assets, net
Software rights	2,469,656	(916,789)		1,141,203	2,694,070
Concession licenses	1,872,945	(264,583)		90,183	1,698,545
Assets and facilities in progress	35,041	1,273,591		(1,277,669)	30,963
Goodwill	1,527,219				1,527,219
List of clients	75,600	(16,800)			58,800
Right to use infrastructure LT Amazonas		374,420			374,420
Other assets	8,728	(2,847)		46,283	52,164

Intangible assets, net	5,989,189	446,992			6,436,181

	Balance in 2011 Repre sented	Additions	Writedowns	Transfer	Balance n 2012
Cost of intangible assets, gross
Software rights	7,935,769			1,117,061	9,052,830
Concession licenses	4,417,342	31,862		365,080	4,814,284
Assets and facilities in progress	51,651	1,454,109		(1,470,719)	35,041
Goodwill	1,527,219				1,527,219
List of clients	95,200				95,200
Other assets	41,160			(11,422)	29,738

Intangible assets, gross	14,068,341	1,485,971			15,554,312

Accumulated amortization
Software rights	(5,674,999)	(879,600)	(21,223)	(7,352)	(6,583,174)
Concession licenses	(2,606,343)	(334,996)			(2,941,339)
List of clients	(2,800)	(16,800)			(19,600)
Other assets	(22,951)	(5,411)		7,352	(21,010)

Total accumulated amortization	(8,307,093)	(1,236,807)	(21,223)		(9,565,123)

Intangible assets, net
Software rights	2,260,770	(879,600)	(21,223)	1,109,709	2,469,656
Concession licenses	1,810,999	(303,134)		365,080	1,872,945
Assets and facilities in progress	51,651	1,454,109		(1,470,719)	35,041
Goodwill	1,527,219				1,527,219
List of clients	92,400	(16,800)			75,600
Other assets	18,209	(5,411)		(4,070)	8,728

Total Intangible Assets, net	5,761,248	249,164	(21,223)		5,989,189

(b)

Amortization rates

Average annual rate - %

Software rights	20
Concession licenses	5 to 50
Customer list	17,65
Other assets	20

(c) Goodwill from previous years

(c.1) Intelig´s acquisition

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$ 529,714. Thus the amount paid for acquiring Intelig, R$ 739,729 at December 30, 2009, was R$ 210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company's expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

At December 31, 2013, the Company used the value in use method to perform the impairment test, using the following assumptions:

•

Intelig's network is fundamental for the Group's business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines' cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these rents were deducted from the net value of Intelig's permanent assets at December 31, 2013;

•

the projection of Intelig's network maintenance and operation costs was based on the Company's expected inflation rate (5.6%) which is consistent with the projections prepared by market institutions;

•

the term used for the impairment test was 11 years, consistent with the average useful life of Intelig's network assets; and

•

the discount rate applied over the projected cash flows was 12.56% p.a.

As a result of the test, there was no evidence of impairment to be recorded.

(c.2)

Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. - "TIM Fiber SP") and AES Communications Rio de Janeiro SA (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. - "TIM Fiber RJ"). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. The objective of these acquisitions was to allow the Company to expand its operations in high-speed data communications, enabling Grupo TIM Brasil to offer new products to its customers and to reduce the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the final goodwill allocation related to the acquisition of the companies TIM Fiber SP and TIM Fiber RJ at the amount of R$1.159.648. One of the items that supports the goodwill related to these transactions is the future profitability of the operation from residential broadband business. The impairment test considered this CGU the value in use methodology. The following assumptions were made:

•

growth percentages in the client basis, aligned with the Company's business plans;

•

increase in service revenues due to the combination of in speed performance and the option voice x IP;

•

projections of operation and maintenance costs considering the growth in client basis, eventual scale gains and inflation effects. The Company's expected inflation rate for the operating expenditures of Fiber (5.26% p.a) is aligned with the projections prepared by the main market institutions;

•

considering that the business has an indefinite life, as from the 11th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.; and

•

the discount rate for the future cash flows was 13.03% p.a.

It is important to emphasize that the network synergies from the TIM Fibers (leased line savings, as also occurs with Intelig) also support the future profitability regarding the goodwill from the acquisition of these companies. Bearing in mind that the cash flows relating to residential broadband are already sufficient to support the goodwill registered, the Company did not extend its impairment test to calculate the value in use of the network synergies. Should the need arise, these synergies can also be taken into account in the annual impairment tests ..

The result of these impairment tests showed no evidence of the need to provide for losses.

(c.3)

Acquisition of minority interests in TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações, in exchange for shares issued by TIM Participações, converting these companies to full subsidiaries. At that time, the transaction was recorded at the book value of those shares in the financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording goodwill of R$ 157,556, which was ascertained when the financial statements according to IFRS were prepared for the Company's parent company in 2005.

The Company´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicates that there is no need for impairment. The assumptions used for these estimates were detailed above.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

(d)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda .. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the date the companies were acquired, and are being amortized in accordance with their estimated useful life on the same date.

(e) Right to use of infrastructure - LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate transmission lines in Northern Brazil. Such agreements fall within the scope of IFRIC 4 and are classified as financial leases.

The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts for provide monthly payments to the electric power transmission companies, annually restated by IPC-A. The consolidated nominal amount due by TIM Celular is R$ 652,779. Its present value is R$ 322,670, and was estimated on the date the agreements were signed with the broadcaster by projecting future payments at an inflation rate of 5.22% and discounting these at 14.44%.

The table below presents the future payments schedule for the agreements in force related to LT Amazonas Project. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their par values. It is important to stress that these balances differ from those shown i n the books since, in the case of the latter, the amounts are shown at present value :

Nominal amounts

Until December, 2014	42,121
From January, 2015 until December, 2018	130,258
From January, 2019 onwards	480,400

652,779

The present value of installments due is R$ 309,714 for principal and R$ 12,956 for interest accrued until December 31, 2013. Additionally, the amount of the right of use of LT Amazonas also considers R$ 70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

19 Suppliers

	Parent Company		Consolidated

	2013	2012	2013	2012

Local currency
Suppliers of materials and services	1,491	1,860	4,753,061	3,742,889
Interconnection (a)			326,502	352,153
Roaming (b)			1,658	606
Co-billing (c)			61,713	77,340

	1,491	1,860	5,142,934	4,172,988

Foreign currency
Suppliers of materials and services	296		94,716	64,468
Interconnection (a)				927
Roaming (b)			17,687	54,738

	296		112,403	120,133

Current portion	1,787	1,860	5,255,337	4,293,121

(a)

This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM's network and ending in the network of other operators.

(b)

This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c)

This refers to calls made by a customer who chooses another long-distance operator.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

20 Borrowings and financing

						Consolidated
			Maturity
Description	Currency	Charges	date	Collaterals	2013	2012

BNDES	URTJLP	TJLP at TJLP + 3.62% p.a.	Dec/19	Secured by TIM Part. and receivables from TIM Celular	1,934,997	1,894,790
BNDES	UMIPCA	UMIPCA + 2,62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM Celular	116,298	137,419
BNDES (PSI)	R$	2,50% to 4,50% p.a.	Dec/19	Secured by TIM Part. and receivables from TIM Celular	334,889	342,079
BNB	R$	10,00% p.a.	Jan/16	Bank surety and guarantee of TIM Part.	23,012	38,743
Banco do Brasil (CCB)	R$	106,50% of CDI	Mar/15		481,447	354,272
Banco BNP Paribas	USD	Libor 6M + 2,53% p.a.	Dec/17	Security by TIM Part.	224,395	244,723
Banco Europeu de Investimento (BEI)	USD	Libor 6M + 0,57% to 1,324% p.a.	Feb/20	Bank surety and security by TIM Part..	1,115,324	836,562
Bank of America (Res. 4131)	USD	Libor 3M + 1,25% p.a.	Sept/13			244,962
JP Morgan (Res. 4131)	USD	1,56% p.a.	Sept/13			205,280
Bank of America (Res. 4131)	USD	Libor 3M + 1,35% p.a.	Sept/16		280,822
JP Morgan (Res. 4131)	USD	1,73% p.a.	Sept/15		117,704
Itaú (CCB)	R$	CDI + 0,75%	Mar/13			91,265
Cisco Capital	USD	1.80% p.a.	Sept/18		117,768

Total					4,746,656	4,390,095

Current					(966.658)	(951.013)
Non-current					3.779.998	3.439.082

The parent company TIM Participações does not have loans or financing at December 31, 2013.

The foreign currency loan taken out with Banco BNP Paribas and the financing that TIM Celular has obtained from the BNDES, for the purpose of expanding the mobile telephone network present restrictive clauses requiring compliance with certain financial ratios that are calculated on a half-yearly basis. The subsidiary TIM Celular has been complying with all the required financial ratios.

In December 2012, TIM Celular contracted with BNDES an increase in the total credit limit from R $  1,510 million to R $  3,674 million. From the total amount of R $  2,164 million referring to the increase in the credit limit, R $  1,983 million is destined to financing TIM Celular investments, and R $  181 million is destined to financing Intelig Telecomunicações investments for the years 2012 and 2013. In December 2012, TIM Celular raised R $  1,000 million from BNDES, for a 7 - year term, relating to the increase in the credit line contracted in December 2012, of which i) R $  867 million at the cost of TJLP + 3,32% and ii) R $  133 million referring to the PSI (Investment Support Program) financing line. This program provided for interest rates (2.5% p.a.) that are favorable when compared to facilities available in the market and even when compared to the rates offered by the BNDES itself for other transactions with similar purposes and terms.

In April 2013, Intelig Telecomunicações made the first drawdown with the BNDES, amounting to R$ 90 million, of which i) R$ 80 million at a cost of TJLP + 3.32% and ii) R$ 10 million referring to the PSI (Investment Support Program).

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

In May 2013, TIM Celular made a drawdown with the BNDES, amounting to R$ 200 million and a cost of TJLP + 3.32%.

In June 2013, Intelig Telecomunicações made a drawdown with the BNDES, amounting to R$ 40 million, for a total term of 7 years, of which i) R$ 35.5 million at a cost of TJLP + 3.32% and ii) R$ 4.5 million referring to the PSI (Investment Support Program).

In December 2013, TIM Celular made a new drawdown with the BNDES, amounting to R$ 82 million, for a total term of 7 years, of which i) R$ 58 million at a cost of TJLP + 3.32%; ii) R$ 15 million at a cost of 2.5% p.a. and iii) R$ 9 million at a cost of TJLP.

The outstanding balances of the credit facilities taken out with the BNDES are R$ 700 million in the case of TIM Celular, and R$ 51 million for Intelig Telecomunicações at December 31, 2013.

The transactions related to the PSI credit lines qualify within the scope of IAS 20 - Government Subsidies and Assistance. Therefore, using the effective interest method defined in IAS 39 - Financial Instruments, Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). The balance at December 31, 2013, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$ 67 million. This amount was recorded in the "Other Liabilities" group of accounts under "Government Subsidies" and deferred for the useful life of the asset being financed and appropriated to the result of the "Other Subvention Revenue" group of accounts.

In December 2013, TIM Celular entered into a new financing agreement with the BNDES in the total amount of R$ 5,700 million, which will be used to finance investments in network and information technology in the years 2014, 2015 and 2016. The total amount contrated with the BNDES is divided as follows: i) R$ 25,402 million at a cost of TJLP + 2.52% and a total term of 8 years; ii) 2,636 million at a cost of SELIC + 2.52% and a total term of 8 years; iii) R$ 428 million at a cost of 3.50% p.a. and a total term of 7 years; iv) R$ 189 million at a cost of TJLP + 1.42% and a total term of 8 years; and v) R$ 45 million at a cost of TJLP and a total term of 8 years.

In December 2011 and July 2012, the subsidiary TIM Celular entered into financing agreements with the European Investment Bank (EIB) in the amount of EUR100 million each, totaling EUR200 million. Although the line contracted is established in EURO, the contractual terms permit that the Company, at the time of drawing the amounts, choosing the funding currency between the EURO, Brazilian Real or USD. The Company opted to receive the funding in USD. In August 2012, TIM Celular raised R $  248 million, equivalent to EUR100 million, which will become due in September 2019. In February 2013, TIM Celular raised R $  136 million, equivalent to EUR50 million, under the credit facility granted by the European Investment Bank (BEI) in July 2012, which will become due in February 2020. In the case of both disbursements, concomitantly with the loans, swap transactions were contracted for full protection against exchange and interest rate variation risks up to the maturity of the debt. The remaining amount of EUR50 million, of the financing agreement entered into with the European Investment Bank (EIB) was canceled in November 2013.

In February 2013, TIM Celular transferred two Bank Credit Certificates in the amount of R $  22 million and R $  40 million, which were previously contracted with Itaú, to Banco do Brasil, changing the CDI cost from +0.75% per year to 106,50% and extending their maturity from August 2014 to February 2015.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

In March 2013, TIM Celular transferred a Bank Credit Certificate in the amount of R $  28 million, which was previously contracted with Itaú, to Banco do Brasil, changing the CDI cost from +0.75% per year to 106.50% and extending its maturity from September 2014 to March 2015.

In September 2013, the subsidiary TIM Celular contracted a loan from Cisco Capital in the amount of R$ 113 million, or USD50 million, at the cost of 1.80% per year, maturing in September 2018.

In September 2013, the subsidiary TIM Celular fully settled its debt in foreign currency with JP Morgan, in the amount of USD100 million, or R$ 220 million. At the same time, the Company took a new loan from JP Morgan, in the amount of USD50 million, or R$ 110 million, at 1.73% per year, maturing in September 2015.

In September 2013, the subsidiary TIM Celular fully settled its debt in foreign currency with the Bank of America, in the amount of USD119.8 million, or R$ 269 million. At the same time, the Company took a new loan in the same amount, that is, USD119.8 million, or R$ 275 million, at LIBOR 3M + 1,35% per year, maturing in September 2016.

Regarding the new loans taken from Cisco Capital, JP Morgan, and Bank of America in September 2013, swap transactions were simultaneously contracted in order to hedge the Company against foreign exchange and interest rate risks up to the maturity of the debts.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar. Nevertheless, this is not subject to "hedge accounting".

The long-term portions of loans and financing at December 31, 2013 mature as follows:

Consolidated

2015	767,483
2016	1,401,438
2017	613,162
2018	320,593
2019 onwards	677,322

3,779,998

Fair value of the loans

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the loan is usually taken to be that shown in the accounting records.

The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and has interest rates lower than those used in the ordinary BNDES operations. As mentioned, these credit lines qualify for IAS 20. Consequently, the BNDES credit lines are recorded at their fair value at the withdraw date and the fair value is calculated considering the CDI rate at the withdraw date. If the fair value was calculated in December 31, 2013, the PSI credit lines would have an amount lower than that presented in the financial statements in R$9,5 million.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

A further transaction with extremely specific features is the loan from BNP. This is secured by SACE, an Italian insurance company which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the Company's balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital, and JP Morgan, given the short time frame between raising the funds and the year end, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records. Regarding the funds raised with Banco do Brasil, besides the short time frame since its signment, the transaction is related to CDI, a post-fixed rate, so the fair value of the transaction is equal to this accounting value.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$ 1 million less than the accounting balance.

21 Labor obligations

	Parent company		Consolidated

	2013	2012	2013	2012

Social securities	130	69	39,812	35,452
Salaries and provisions payable	537	66	117,529	84,989
Employees' withholding	119	69	13,215	12,842

	786	204	170,556	133,283

22 Indirect taxes, fees and contributions payable

	Parent company		Consolidated

	2013	2012	2013	2012

ICMS			475,430	497,489
ANATEL taxes and fees			44,141	316,709
ISS	49	39	43,145	57,860
Others	10		17,995	9,183

	59	39	580,711	881,241

Current portion	(59)	(39)	(580,625)	(635,061)

Non-current portion			86	246,180

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

23 Direct taxes, fees and contributions payable

	Parent company		Consolidated

	2013	2012	2013	2012

Income tax and social contribution	2,738	2,739	213,153	248,041
PIS/COFINS			122,093	118,265
Others	20	7	6,525	14,503

	2,758	2,746	341,771	380,809

Current portion	(2,758)	(2,746)	(115,103)	(204,917)

Non-current portion			226,668	175,892

24 Other liabilities

	Parent company		Consolidated

	2013	2012	2013	2012

Pre-paid services to be provided (1)			394,089	339,8 70
Reverse split of shares (2) and (5)	23,267	23,272	24,156	24,192
Government subventions (3)			66,770	73,480
Advanced revenues (6)			40,464	44,100
Network swap (4)			55,159	68,038
Other liabilities	14,011	12,861	15,933	15,462

	37,278	36,133	596,571	565,142
Current portion
Non-current portion	(7,511)	(6,361)	(431,754)	(372,942)

	29,767	29,772	164,817	192,200

(1)

This refers to minutes not used by customers involving pay-as-you-go system services, which are appropriated to income when customers actually avail themselves of these services.

(2)

On May 30, 2007, the Extraordinary Shareholders' Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of 1,000 existing shares for each 1 new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of 1,000 shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA), at their free and sole discretion. Therefore recognition of the liability in the amount of R$ 23,267 corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

On September 18, 2007, an auction was held on the São Paulo Stock Exchange - BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time.

(3)

Refers to the release of funds be released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI), whereby up to December 2013, the amount disbursed totaled R$ 457,500 (R$ 428,000 on December 31, 2012). This transaction is classified within the scope of IAS 20 Government Subsidies and Assistance. The subvention granted by the BNDES adjusted to present value resulted in R$ 91,879 and is being amortized according to the useful life of the asset being financed and appropriated to the "Other (expenses) revenues, net" group (Note 33).

(4)

Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (note 13).

(5)

On July 18, 2012, at an Extraordinary Shareholders' Meeting, TIM Fiber RJ's (entity merged into TIM Celular) shareholders approved a reverse split of the shares of this subsidiary converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular became the 100% shareholder of TIM Fiber RJ.

The fractions of shares arising from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective share in the capital of TIM Fiber RJ at the time of the reverse split. The right to reimbursement is effective up to three years after the publication of the minutes of the shareholders' meeting that approved the reverse split. At December 31, 2013, this amount totaled R$ 888.

(6)

Refers to the payment of the subscription bonus related to the agreement celebrated between the Company and Itau Bank.

25 Provision for contingencies

The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for contingencies is made up as follows:

	Parent company		Consolidated

	2013	2012	2013	2012

Civil (a)			88,385	71,130
Labor (b)	3,054	3,048	57,081	55,403
Tax (c)		549	171,025	139,844
Regulatory (d)			55,584	44,910

	3,054	3,597	372,075	311,287

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

The changes in the provision for contingencies can be summarized up as follows:

	2012	Additions, net of reversals	Payments	Monetary adjustment	2013

Civil (a)	71,130	227,149	(214,305)	4,411	88,385
Labor (b)	55,403	3,730	(2,116)	64	57,081
Tax (c)	139,844	28,986	(17,182)	19,377	171,025
Regulatory (d)	44,910	27,309	(19,888)	3,253	55,584

	311,287	287,174	(253,491)	27,105	372,075

(a)

(a) Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law. Below, we present the main law suits for which a provision has been recorded:

(a.1)

Consumer lawsuits

The subsidiaries are parties to 15,799 lawsuits (12,275 at December 31, 2012), which refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$ 55,094. Especially, for TIM Celular, alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against Intelig, worthy of note are questionings regarding improper charging and unjustified inclusion in bad debtors' lists.

(a.2)

Class actions

There are 11 main class actions against subsidiaries where the risk of loss is regarded as being probable:

(i)

a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets;

(ii)

a lawsuit filed by the municipal consumer protection agency of Chapecó, Santa Catarina against Intelig, which questions non-compliance with Article 61 of Anatel Resolution 85 (retroactive charging);

(iii)

a lawsuit filed by the Public Prosecutor's Office of the State of Minas Gerais challenging the practice of tied sales of phone sets and pre-paid or post-paid chips. This lawsuit claims the payment of collective damages;

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

(iv)

a lawsuit filed by the Public Prosecutor's Office of the State of Ceará to investigate alleged difficulties regarding termination of agreements. This lawsuit claims payment of collective damages;

(v)

a lawsuit filed by the Public Prosecutor's Office of the State of Rio Grande do Norte aiming at investigating TIM's advertising campaign. TIM was sentenced to pay collective damages;

(vi)

a lawsuit filed by the Consumer Protection Association (ADECON), regarding the placement of warranty stamps on mobile handsets;

(vii)

a lawsuit filed by the Public Prosecutor's Office of the State of Rio Grande do Norte aiming at investigating the amounts charged from pre-paid clients regarding the provision of "Mailbox" and "Follow Me" services;

(viii)

a lawsuit filed by the Public Prosecutor's Office of the State of Minas Gerais to check whether phone impulses are properly billed to clients' invoices;

(ix)

a lawsuit filed by the Public Prosecutor's Office of the State of São Paulo on the quality of client assistance services provided by the Company;

(x)

a lawsuit filed by the Public Prosecutor's Office of the State of Rio Grande do Norte, questioning the quality of the network in the municipality of Upanema;

(xi)

a lawsuit filed by the Public Prosecutor's Office of the State of Pernambuco, questioning non-compliance with Article 61, of Anatel Resolution 85 (retroactive charges).

Due to the fact that these lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying probable future disbursements at the current stage of the legal proceedings, no provisions have been set up by Management regarding the above described contingencies, except for those involving collective moral damages

(a.3)

Suit filed by Botafogo Comércio e Importação Ltda.

Refers to a suit filed against former Telpe Celular S/A (actual TIM Celular S/A), in 2002, by a former commercial partner, that alleged that TIM has not complied with the celebrated contract and practiced unfair competition, which makes it unfeasible to the partner. At this year, was started the settlement of the judicial decision, already judged, that sentenced TIM for the payment of related damages, loss of profit and moral damages. The calculation presented by TIM, prepared by a specialist, amounts to R$ 6,307, already monetary restated. The case is still in the settlement phase.

(a.4)

Collection suit filed by Mattos & Calumby

Lisboa Advogados Associados

The law firm Mattos & Calumby Lisboa Advogados Associados filed a suit for collection of fees of counsel against former TIM Maxitel (current TIM Celular S/A) with the 29th Lower Civil Court of the Judicial District of Rio de Janeiro. The Plaintiff claims to be the creditor of amounts arising from the agreement entered into with TIM (Legal Professional Services Agreement). The claim was ruled to be valid and the case is currently in the enforcement phase. The chances of loss, deemed probable, amount to R$ 3,691.

(b)

(b) Labor contingencies

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 13,577 labor claims at December 31, 2013 (10,823 at December 31, 2012) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers. Part of the lawsuits relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding-up of these companies and the laying-off of employees.

Another significant portion of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At December 31, 2013, the provision for these cases amounts to R$ 19,371 (R$ 19,108 at December 31, 2012).

(c)

Tax contingencies

The Company and its subsidiaries have received tax assessments in which our external legal counsel consider the risk of loss as probable. Briefly, these assessments refer to one-off operational issues where some documentation requested has not yet been obtained in full or where formal procedures have not been strictly observed.

In the case of federal taxes, a provision for TIM Celular has been made for two specific tax cases referring to CIDE and CPMF that totaled R$23,958. From these cases, the main amount relates to the case in which TIM intends to have the right not to pay for the CPMF allegedly due to simultaneous purchase and sale transactions of foreign currency, which  updated amount provided for is R$20,834. The other proceedings comprising the amounts provided and included in the most recently published financial statements were settled with the benefits of Law No. 11.941/2009 (Federal Refis program), with the amendments introduced by law No. 12.865/2013.

In the case of state taxes, the total updated amount provisioned is R$48.606. In this case, we highlight the assessment notice issued by Paraná State related to alleged irregularity in the payment of ICMS levied on telecommunication services provided (pre-paid model) - outgoing telephone card operations- caused by missing documentation. It was indicated the parcial provision of the historic value of R$17,049, that restated reaches R$22.986.

Tax contingencies arising from the acquisition of Intelig, accrued in its PPA process, amounts to R$ 97.677.

(d)

Regulatory contingencies

Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), Anatel filed sixteen Procedures for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries.

The Company has exerted its best efforts and presented all arguments at all administrative levels, to avoid sanctions to its subsidiaries. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial monetary sanction (fine) charged. The provision made by the Company, in the amount of R$ 55,584, reflects this assessment.

(e)

Contingencies involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Management and the Company's legal advisors. No provisions have been set up for these contingencies, and no materially adverse effects are expected on the quarterly financial statements as shown below:

	Consolidated

	2013	2012

Civil	592,638	662,503
Labor	427,788	393,703
Tax	7,787,119	6,599,691
Regulatory	73,614	136,688

	8,881,159	7,792,585

The main actions where the risk of loss is classified as possible are described below:

(e.1)

Civil

(e.1.1)

Consumer actions

The subsidiaries are parties in 77,316 lawsuits (67,880 at December, 31, 2012), that refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$ 276,047.

(e.1.2)

Class actions

There are several class actions against subsidiaries where the risk of loss is regarded as being probable. They are summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the company's policy of exchanging defective handsets, which is allegedly in disagreement with the manufacturer's warranty terms; (ii) an action filed against TIM Celular, and others, in the State of Rio de Janeiro, by the Office of Legal Aid, requiring that cell phones be exchanged in view of their essential nature; (iii) an action filed against TIM Celular in the State of Rio Grande do Sul, questioning the policy for exchanging defective handsets and requiring the creation of handset drop-off points for technical assistance in the company's stores in that state (iv) a lawsuit against TIM Celular in the State of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that State, as well as the quality of services provided in Florândia, Upanema and Jucurutu; (v) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in the state and the municipalities of São Felix do Xingu, Parauapebas, Marabá, Xinguara, Portel, Paragominas and Itaituba; (vi) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire, São Luis, Magalhães de Almeida, Governador Eugênio Barros, Carolina, Buriti, São Raimundo das Mangabeiras, Paraibano, Governador Nunes Freire, Santo Antonio dos Lopes, Santa Luzia, Igarapé Grande, Pedreiras, Olho D'Água das Cunhas, Presidente Dutra, Várzea Grande and Santa Inês, in addition to a Public Civil Suit questioning the quality of the service in the entire State of Maranhão; (vii) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, Monsenhor Tabosa, Ibiapina, Icapuí, Sobral and Icó, in addition to two Public Civil Suits questioning the quality of the service in the entire State of Ceará; (viii) lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and the network in that state; (ix) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste (Vale do Anari) and Rolim de Moura; (x) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that State, in Manaus, Tabatinga, Humaitá and Tefé; (xi) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina, Nova Maringá and Santo Antonio do Leverger; (xii) a lawsuit filed against TIM Celular in the State of Pernambuco, questioning the quality of the service provided and the network on that state, in addition to lawsuits filed in the municipalities of Araripina, Ouricuri, Tabira. Exu and Petrolândia; (xiii) lawsuits filed against TIM Celular in the State of Alagoas, questioning the quality of the services and the network in that State, especially in the municipalities of Arapiraca, in addition to one Public Civil Suit questioning the quality of the service in the entire State of Alagoas; (xiv) a lawsuit filed against TIM Celular and other operators in the State of São Paulo, questioning the service and network quality in Rio Claro (Ajapi District), as well as a lawsuit filed against TIM Celular questioning the quality of data services provided by TIM in São Paulo; (xv) a lawsuit filed against TIM Celular in the State of Paraíba, questioning the quality of the services and the network in the municipalities of Pombal and Monteiro; (xvi) a lawsuit filed against TIM Celular in the State of Minas Gerais questioning the quality of the services and the network in that State and two specific lawsuits questioning the quality of network in Uberlândia and another lawsuit in Juiz de Fora; (xvii) a lawsuit filed against TIM Celular and other operators in the State of Rio Grande do Sul requesting an expert investigation to verify the quality of service and network in such State; (xviii) a lawsuit filed against TIM Celular in the State of Santa Catarina questioning the quality of service and network in such State and the existence of relationship sectors in certain locations, in addition to the lawsuit filed to challenge the quality of services in the Municipality of Ipumirim; (xix) a lawsuit filed against TIM Celular in the State of Paraná, questioning the quality of services provided and of the network in that state; (xx) lawsuits filed against TIM Celular in the State of Pará (sic), questioning the quality of services provided and of the network in that State, in addition to lawsuits filed in the cities of Marabá, São Félix do Xingu, Xinguara, Portel, Itaituba and Novo Progresso; (xxi) a lawsuit filed against TIM Celular, in the State of Tocantins, questioning the quality of services provided and of the network in the municipality of Itaguatins; (xxii) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga - State of São Paulo and in the surrounding region; (xxiii) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging the sending of SMS without the consumer's prior consent, in addition to one

Public Civil Suit questioning the quality of the service in the entire State of Rio de Janeiro; (xxiv) a lawsuit filed against TIM Celular in the State of Rio de Janeiro challenging the charging of amounts arising from contractual penalty for loss and theft of devices; (xxv) a lawsuit filed by the State Prosecution Office against TIM Celular challenging the sale of 3G broadband service and its publicity in the State of São Paulo; (xxvi) a lawsuit against TIM Celular in the State of Espírito Santo questioning the quality of the service and the network in Várzea Alegre; (xxvii) lawsuits against TIM Celular in the State of Bahia, questioning the quality of the service and the network in Itiruçu, Gentio de Ouro, Licínio de Almeida, Ipupiara and Vitória da Conquista ; and (xxviii) a lawsuit filed by the Federal Prosecutor ' s Office against TIM Celular, questioning sales of 3G broadband services in the State and advertising in the Federal District; (xxix) two lawsuits filed against TIM Celular in the State of Amapá, challenging the quality of services provided and the State ' s network; (xxx) a lawsuit filed against TIM Celular and other operators in the State of Espírito Santo challenging the quality of services provided and the network that serves the area of Santa Teresa; and a lawsuit filed against TIM Celular in the State of Goiás, questioning the quality of the services rendered and of the network in the State.

Regarding class actions involving Intelig, the risk of loss of which is considered possible, the following is worth being emphasized: (i) public civil suit filed by the State of Rio de Janeiro involving publicity in the company ' s building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná and Rio de Janeiro; and (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Chapecó, Cascavel, Uberlândia, Fortaleza, DF, São Paulo and Recife; and (iv) a civil public action filed by the Public Prosecutor of the State of Minas Gerais, questioning the alleged incorrect charging of users ..

(e.1.3)

Other actions and proceedings

TIM is a defendant, together with other telecommunications companies, in a lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering as null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$ 0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants.

The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process in course at the agency to which GVT and VIVO are parties. However , at a new judgment held in November 2012, the Superior Court of Justice attributes the infringing effects to the Motion for Clarification filed by GVT, in order to deny TIM ' s Special Appeal and , therefore, uphold the preliminary injunction originally granted. In September 30, 2011, the judge in this case confirmed the request for suspension of the act formulated by GVT until the work by ANATEL of ascertaining the VU-M reference amounts is concluded. GVT entered into agreements with all parts involved, except TIM, approved by the courts. On June 13, 2013, a hearing was held in an attempt at reconciliation, which proved fruitless. The lawsuit will regularly proceed to the evidentiary stage.

In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), against TIM, Vivo, Claro and OI, which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010. The SDE ruled against the alleged practice of Price Squeeze and forwarded the proceeding to the Administrative Council of Economic Defense ("CADE") for judgment, also voting for the dismissal of the allegation of uniform conduct ("cartel"). The CADE Prosecutor's Office, after analyzing the procedure for more than one year, suggested, in March 2013, that the case against all the Respondents should be dropped, having found no evidence that would indicate any antitrust practices. The Prosecutor's Office also suggested that the Board should recommend that Anatel promote measures directed toward reducing the interconnection tariff. In the court session held on September 11, 2013, CADE unanimously decided to dismiss the case, as well as (i) the Administrative Appeal filed by GVT against the ANATEL decision; (ii) the Preliminary Investigation arising thereof; and (iii) Provisional Remedy filed by GVT, pursuant to the voting of Council Member Ana Frazão. Despite not being admitted as a third party interested in the lawsuit trialed by CADE, Hoje Sistemas de Informática Ltda. filed, on September 27, 2013, a motion for clarification, which has not been heard by the plenary session of CADE, on November 6, 2013, pursuant to the voting of the Reporting Council Member.

TIM is a defendant in the indemnity lawsuit filed by Secit Brasil Ltda, alleging that TIM is in breach of contract. This company was hired by TIM to carry out infrastructure work on the installation of ERBs in area 4 (Minas Gerais). TIM has already filed its defense and the case in the initial phase, awaiting the commencement of the evidence collection phase. No lower level judgment has been handed down. The amount allocated to this case is R $  9,758.

TIM is a defendant in the collection lawsuit filed by TVM Comércio e Representações Ltda. (TVM) against TIM Celular and against DM5 Comércio e Representação Ltda. (DM5) in the amount of R$ 4,019, in which TVM seeks an award against TIM and DM5, jointly and severally, for payment of the adjusted cost of the acquisition by DM5 from TVM of business outlets which, subsequently, were transferred to TIM Celular S/A. TVM argues that a conveyance of the business outlets to TIM took place and, therefore, that TIM should be responsible for paying the debt of DM5. On February 15, 2013, the lawsuit was judged in the first instance, and TIM and DM5 were jointly and severally condemned to pay the amount of R $  4,019, plus interest and monetary adjustment since the filing of the lawsuit. On March 1, 2013, TIM filed an Appeal, which was partially accepted on November 28, 2013, to exclude sentencing to payment of late payment fine, only. The case is currently pending judgment of the motion for clarification regarding the appellate decision.

TIM has filed a collection lawsuit against DM Link Representação Comercial Ltda., Davi Marcelino Vieira, Marcos Marcelino Vieira and Monica Ferreira Odria Vieira, to have them sentenced to pay R$ 3,511 plus monetary restatement and interest, and a lawsuit against DM5 Comércio e Representação Ltda., so that it is sentenced to pay R$ 5,004. DM5 and DM Link were TIM sales outlets, but because of the companies' debts, the agreements were terminated. In order to pay down the debt, DM5 offered stores in payment of the debt of DM Link, amounting to R$ 5,861. DM5, in turn, filed a counterclaim, requesting that the transfer of the stores be declared null and their return to DM5, that TIM be sentenced to pay the dividends it would have received while the stores were in its possession and that if the return of the stores was impossible, that TIM be sentenced to pay indemnification corresponding to the "market value" of the stores, this value to be ascertained by expert investigation. A conciliation hearing has been designated. The conciliation hearing was held on October 23, 2013, and was unsuccessful. No lower court decision has been handed down.

TIM is a defendant in the lawsuit brought by the company INTEGRAÇÃO Consultoria e Serviços Telemáticos Ltda. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$ 4,000 which aims to stay the execution and, in the lawsuit, requests (i) indemnification corresponding to notice of termination of 180 days for each reduction of the area operated in the agreement; (ii) indemnification for the goodwill lost on account of the defendant having terminated the agreement; (iii) recognition of the illegality of the goals system; (iv) declaration of the non-enforceability of the invoices due in May 2008; (v) declaration of nullity of the instrument of confession of debt; and (vi) declaration of nullity of the mortgages constituted on behalf of the defendant. Finally, the injunction requests non-inclusion in lists of bad debtors. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$ 3,957. An appeal was filed against execution, requesting effect of "supersedeas", by Integração Consultoria, which was rejected by the judge. This lead to the filing of an interlocutory appeal, with the effect of supersedeas having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and is pending judgment at the court: in other words, until otherwise decided by the High Court there will be no order from the original court for a lien on assets in the fixed amount execution action. No decision has yet been handed down regarding the ordinary action, which is pending the evidentiary hearing scheduled for May 15, 2014.

TIM is a defendant in a declaratory lawsuit filed by CONSETREL Cadastros, Serviços e Representações Ltda. with the 2nd Civil Court of the Jurisdiction of Lavras, State of Minas Gerais, requesting the amount of R$ 3,203. This company was a commercial partner of TIM and alleges that the termination of the agreement was "unfair, unjustified and irregular", since "the plaintiff was at no time in breach of contract." In addition to its defense, TIM also alleged jurisdictional defense (so that the clause concerning the choice of jurisdiction contemplated in the agreement was duly observed). This defense was not admitted, after which TIM filed an interlocutory appeal. The Court granted this Appeal. The case records were remitted to the Judicial District of the Capital City of the State of Minas Gerais, and no lower court decision has yet been handed down.

In December 2010, TIM filed with the 15th Federal Court of the Federal District an action of ordinary proceeding against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO N. 53500.025648/2005 and of Act N. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$ 3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine .. TIM filed an Appeal, and ANATEL also appealed the unfavorable decision rendered against it. Currently, the case records are pending judgment at the Federal Regional Court of the 1 st Region.

In October 2012, TIM filed for the annulment of PADO against ANATEL regarding the debt deriving from the 2% charge on interconnection revenues for renewal of the right to use radiofrequencies associated with the provision of personal mobile services in the State of Paraná (except for the municipalities of Londrina and Tamarana); the State of Pernambuco; in the municipalities of Pelotas, Morro Redondo, Capão do Leão e Turuçu, in the State of Rio Grande do Sul; and in the State of Piauí, in the amount of R$ 11,519. Our request to suspend the payment of the debit was accepted against the presentation of a letter of guarantee. No lower court decision has yet been handed down.

In addition to the lawsuits mentioned above, there are seven notices of violation filed by the Consumer Protection Foundation - Procon/SP against TIM Celular based on: (I) failure to comply with the rules of Decree No. 6,523/08, dealing with the Customer Call Center (SAC); (II) alleged abusive nature of the clauses contained in the Data Package Agreement; (III) absence of coverage for TIM Web and TIM Home services in certain locations; (IV) failure to comply with a request for cancellation of an agreement; (V) charging consumers for handsets not received; (VI) alleged failure to comply with State Law No. 13.220/08, involving the "No Call" register (prohibiting telemarketing); (VII) a newspaper article alleging that telephone companies were restricting internet use on tablets to pay-as-you-go subscribers. The fines imposed by the Procon/SP vary from R$ 3,192 to R$ 6,487. TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment.

In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. In the case of "prohibition on blocking of telemarketing", although TIM has obtained an injunction suspending the effects of the administrative decision, the São Paulo Appellate Court applied supersedeas to the interlocutory appeal of the PROCON, reestablishing the efficacy of the sentence. There is still no decision at the judicial level for any of the cases mentioned.

TIM received twelve assessment notices from the Center for Consumer Protection and Defense - PROCON Londrina/PR, on the grounds of complaints from consumers relating to alleged (I) incorrect discounts in credit reloading; (II) discounts referring to the "Additional Super Discount Offer;" "12 Months' Super Discount Offer;" and "Superdiscount TIM postpaid" plans; (III) cancellation of service and incorrect collection; (IV) onerous offer; (V) obstruction in cancellation of services agreement; (VI) incorrect registration in credit protection database and misinformation provided to consumer; (VII) portability problems; (VIII) misleading advertising; (IX) cancellation problems; (X) receipt of incorrect invoices and unilateral amendment of the plan; (XI) blocking of handset; (XII) wrong offer of handset, all of them providing for a monetary fine of R$ 7,133, each. TIM filed an administrative appeal in all cases above, which is pending judgment.

In addition to the demands above, TIM Celular S/A, Intelig Telecomunicações Ltda., Oi SA/A, TNL PCS S/A and 14 Brasil Telecom Móvel S/A filed an innominate provisional remedy against ANATEL, discussing the pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies in a period less than the legal minimum (twelve months). The amount in dispute totals R$ 24,586. An injunction was granted on the basis of an interlocutory appeal, so as to authorize the deposit of the amount in dispute, referring to the monetary restatement calculation made by ANATEL upon payment of the amount offered by the plaintiffs in their price proposals regarding the radiofrequencies granted to them. An amendment to the complaint was requested aiming to convert the provisional proceeding in an ordinary proceeding and ANATEL is expected to be served a process again to challenge the ordinary proceeding. A lower court decision is still pending,

In the fourth quarter of 2013, other events were recorded regarding the assessed notice issued by PROCON in the State of Goiás regarding alleged lack of quality in the provision of services given non-availability of network coverage in Goiânia on May 21, 2013. After the administrative defense was filed, the autonomous government agency issued a fine in the amount of R$5,434. We filed an administrative appeal with the State Office of Prison Administration, which was granted and annulled the lower court decision, determining that the case records be remitted to the Superintendence for Protection of Consumer Rights so that a new decision could be rendered.Given the status of the proceeding, it is currently not possible to determine the amount in dispute.

Among the lawsuits of Intelig classified as a possible risk, worthy of note is the collection lawsuit filed by Orolix Desenvolvimento de Sotware Ltda with the 36th Lower Court of the Rio de Janeiro Jurisdiction, requesting an amount of R$ 5,433 based on alleged breach of contract. Intelig has submitted its defense, and the case records are currently under expert investigation. In February 2012, Orolix filed a reply, but there is still no decision from the lower court.

(e.2)

Labor claims

(e.2.1)

Labor claims

A significant percentage of the existing contingencies relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case record 01102-2006-024-03-00-0 refers to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutor's Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals` decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal with the Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil and Jornal do Brasil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil and Jornal do Brasil, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

(e.2.2) Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$ 4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv) sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision - assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on services agreements; (iii) failure to deduct and pay on management's fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in services agreements, an action was filed to have the assessment reversed.

(e.3)

Tax claims

(e.3.1)

IR and CSLL

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$ 331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amounts in connection with income and social contribution taxes and a separate fine, which added up to a total of R$ 73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$ 258,144. TIM Celular filed an appeal, which in June 2013 was forwarded to the 2nd Ordinary Panel of the 4th Chamber of the 1st Section of the Administrative Tax Appeals Council (CARF) .. We are currently waiting for the trial to be held.

These tax assessment notices make up the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

The Tax Information Report mentioned did indeed lead to part of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill for 159 specific federal tax offsetting proceedings amounting to R$ 84,742, these arising from set-offs involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, part at the administrative level totaling R$ 67,404 and part at the judicial level totaling R$ 16,267.

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$ 164,102 involving (i) the alleged non-addition to the income and social contribution taxes of the amount referring to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) exclusion of the amortized goodwill; (iii) deduction of corporate income tax by way of fiscal incentive for reduction of tax and allegedly non-rebatable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the SUDENE. This tax assessment notice was immediately challenged by the subsidiary. In June 2013, the 2nd Panel of the 1st Chamber of the CARF partially ruled in favor of the voluntary appeal filed by the subsidiary. We are currently awaiting formalization of the decision in order to file any appeals to the Superior Chamber of the CARF.

In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the incorporation of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$ 1,265,346 concerning income and social contribution taxes referring to: (i) deduction of goodwill amortization expenses; (ii) exclusion of the reversal of the goodwill from the former BITEL; (iii) improper set-off of tax losses and negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel; (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department; (v) deductions of WHT without proof of payment; (vi) deduction of estimates without proof of payment; (vii) one-off penalty for underpayment of estimates; (viii) regulatory penalty for omitting information and failure to produce digital files and (ix) supplementary entry to the administrative proceeding mentioned in the above paragraph. This notice was immediately contested by the subsidiary.

The first judgment at the administrative level was confirmed , and the assessment notice was fully ratifie d. Additionally, the subsidiary, on a timely basis, submitted its appeal to the CARF, and, based on case law related to companies having similar causes, where such companies were rendered a favorable judgment, TIM Celular, however, considering all existing precedents, maintains its estimate of possible loss. In May 2013, the voluntary appeal filed by the company was forwarded to the 3 rd Panel of the 1 st Chamber of the CARF, and is currently waiting to go to court.

(e.3.2)

IRRF, CSLL and CIDE

In February 2003, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department on the grounds of non-homologation of offsetting PIS and COFINS debts against Negative Income Tax balance ascertained in DIPJ/2003 (civil year 2002), in the total amount of R$ 72,499. In May 2013, the risk classification was amended on the recommendation of the sponsors of the lawsuit, given the evolution of case law in this respect. For this reason the amount of R$ 11,765 was classified, in the past, as probable risk, with the remaining R$ 60,733 as possible risk. We are awaiting the second administrative instance judgment.

In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$ 49,652, arising from the alleged failure to pay IRRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification was being challenged at the administrative level. After judgment, in May 2012, the notification was upheld on the grounds that the Company opted for discussion at the judicial level. In October 2012, an administrative request for write-off of amounts was filed due to the final favorable decision on the writ of mandamus. In October 2012, the Federal Revenue Office pronounced itself regarding the exclusion of IRRF in the amount of R$ 30,098, maintaining the payment only of CIDE in the historical amount of R$ 19,554. Against this decision, a hierarchical appeal was filed in November 2012; however, it was denied in December of the same year. In February 2013, a lawsuit was filed on behalf of INTELIG, with the purpose of annulling the CIDE tax credit arising from remittances abroad in the amount referred to above. Regarding the tax credit arising from IRRF, the amount collected was administratively annulled, and the remaining CIDE amount is still being disputed. A Performance Bond was offered, and a preliminary injunction was granted in favor of the Company. In October 2013, the proper Tax Execution Action was filed, being currently stayed as a result of the injunction granted in the case records of the action for annulment. The risk is classified as possible, taking into account the favorable precedents determined by the Judicial Branch ..

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$ 50,026 involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions to fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision at the administrative level. A portion of these tax assessment notices in the restated amount of R$ 2,773 was classified as probable loss and, therefore, provided in November 2011.

In November 2010, TIM Celular filed a lawsuit aiming at ensuring the right not to pay CSLL on monetary variations arising from swap transactions, in the total amount of R$ 35,662. We are awaiting the second administrative instance judgment.

In February 2012 and December 2013, TIM Celular received 3 tax assessment notices from the Federal Revenue Service in São Paulo, amounting to R$ 186,935, where loss has been classified as possible. These involve: (i) CIDE tax on overseas remittances; and (ii) income tax at source on royalties and payments for technical assistance for persons residing or domiciled abroad. These assessments were contested on a timely basis by the subsidiary, and we are awaiting the first administrative instance judgment.

(e.3.3)

ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Subsidiary and allegedly not paid, as well as in connection with the sale of phone sets. The amount that is now being disputed is R$ 29,056 of which R$ 23,305 is classified as possible risk and R$ 5,753 as probable risk. The original tax assessment was for the sum of R$ 95,449.

In October 2009 and June 2011 the subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and Ceará concerning (i) alleged double entries; absence of tax documents attesting to entitlement to ICMS credits; application of incorrect rates; booking of taxable services as non-taxable; (ii) failure to make ICMS payments for having failed to produce documentary proof of the reversal of the debit. The tax assessment notices issued by the State of Ceará are being defended at the administrative level, and total R$ 50,154. Given the conclusion of the administrative phase, the tax credit recorded by the State of Bahia is being contested at the judicial level, and the parent company submitted, as established by court order, a bank guarantee to support the claim. The amount involved totals R$ 25,309.

In October 2003, TIM Celular filed a Writ of Mandamus for the purpose of waiving the charge of 2% (two per cent) referring to the State Fund against Poverty (FECOP) on pre-paid cards. Up to November 2013, the subsidiary made a monthly judicial deposit of the amounts ascertained, which currently total R$ 51,368.

TIM has received tax assessment notices for ICMS drawn up by the tax authority in the State of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, The aforementioned assessment is being challenged at the administrative level and amounts to R$ 27,900.

TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the respective sums of R$ 16,406 and R$ 46,923 alleging failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The tax assessment notice drawn up by the tax authorities of the State of São Paulo was challenged at the administrative level, and is pending judgment. Given the conclusion of the administrative proceeding discussing the tax credit recorded by the tax authorities of the State of Bahia against the parent company, a legal action was filed and bonds were posted. The total amount involved is R$ 73,127.

TIM Celular received assessment notices from the tax authorities of the States of São Paulo and Minas Gerais for the respective sums of R$ 469,776 and R$ 24,771, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation, in addition to non-compliance with an ancillary obligation. One of the proceedings filed in the State of São is currently being discussed at the judicial level, in the amount of R$ 386,713. This subsidiary intends to challenge the aforementioned collections at the higher court.

TIM Celular received in 2009, 2011 and 2012 tax assessment notices for the total sum of R$ 201,838 drawn up by the tax authorities of the States of Paraná, R$ 14,785, Pernambuco, R$ 20,436, Rio de Janeiro, R$ 33,019, São Paulo, R$ 51,201, Ceará, R$ 42,537, Paraíba, R$ 14,083 and Bahia, R$ 25,777, in connection with an alleged debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative level, R$ 47,804, and at the judicial level, R$ 154,034.

TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the amounts of R$ 24,047 and R$ 28,668, respectively, involving alleged failure to pay ICMS levied on telecommunication services provided (pre-paid model) - outgoing telephone card operations. Due to the closing of the administrative proceeding in the State of Paraíba, the subsidiary filed a legal remedy to post a Performance Bond in the amount of R$ 53,899. The assessment in the State of Paraná is being defended at the administrative level. Recently, the subsidiary reclassified part of the amount to probable loss, and consequently recorded a provision –of R$ 17,049.

In September 2007, November 2010, June, November and December 2011, July and November 2012, and July 2013, TIM Celular received assessment notices drawn up by the tax authorities of the States of São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraíba, Paraná and Bahia for an amount of R$ 548,085 involving points raised by the tax inspectors about the alleged reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative level, in the amount of R$ 389,407, and in the judicial level, in the amount of R$ 158,677.

In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$ 367,860 involving (i) a penalty for alleged non compliance with an ancillary obligation for the alleged failure to present the 60i register of the SINTEGRA file for 2007 and 2008; and (ii) the alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. The proceeding is pending decision by the administrative court of appeals. In December 2012, the subsidiary filed a legal action and posted bonds to discuss a tax credit in the amount of R$ 82,390 recorded against it by the tax authorities of the State of São Paulo, for collection of a fine resulting from alleged non-compliance with ancillary obligations.

In July 2011, TIM Celular filed a lawsuit aiming to discuss a tax assessment notice drawn up by the State of São Paulo regarding an alleged incorrect ICMS tax credit, due to annulment of Telecom services as a result of incorrect invoicing/subscription fraud from March to December 2008, as well as regarding an alleged incorrect ICMS tax credit and overpayment in August and September 2008, in the amount of R$ 19,165.

In July, September and October 2011 and December 2012, TIM Celular received a tax assessment notices from the tax authorities of the States of São Paulo, Mato Grosso, Paraíba and Minas Gerais in the amount of R$ 304,988, involving (i) alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as "non-taxable/exempt"; and (ii) alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving services contested, leading to the reversal of debits without complying with the legislation. These assessments are being challenged by the subsidiary at the administrative level. The amount of R$ 291,096 has been classified as a possible risk, while R$ 13,891 has been reclassified as a remote risk on account of the partial success obtained in the tax review procedure.

In December 2011, TIM Celular received a tax assessment filed by the State of Paraná amounting to R$ 63,101, alleging improper availment of ICMS credits referring to the period from May 2010 to August 2011. This assessment is being contested by the subsidiary at the administrative level.

In December 2011, the subsidiary Intelig filed a suit to contest the tax assessment notice filed by the State of São Paulo, in the amount of R$ 20,285, which alleges improper availment of ICMS credits referring to the reversal of debits declared in the ancillary obligations of the state relating to tax events occurring in February, November and December 2003. This assessment is being contested at the judicial level.

In January 2012, TIM Celular filed a suit to discuss the debt charged by the State of São Paulo on the alleged failure to pay the ICMS tax, as verified upon comparing the tax control register to the accessory obligation, and failure to submit the electronic file - Agreement 115, in the amount of R$ 34,638, regarding the administrative collection made in the year 2009. In October 2012, the Tax Execution was received. The advanced guarantee previously offered was transferred to the Tax Execution, and a motion for execution was filed.

In March 2012, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department of the State of Rio de Janeiro, in the amount of R$ 15,603, with respect to extemporaneous credits arising from the acquisition of property, plant and equipment. Such tax assessment notice is being discussed also at the judicial level, through a Writ of Mandamus.

In May 2012, TIM Celular received a tax assessment notice drawn up by the tax authorities of the State of São Paulo, in the amount of R$ 56,082, regarding ICMS tax difference on the amount of inventories existing on May 31, 2009, before the effectiveness of ST in the State of São Paulo in 2009. Such tax assessment notice is being discussed by the subsidiary at the administrative level.

In May and July 2012, TIM Celular received two tax assessment notices from the States of Rio de Janeiro and Bahia with respect to a alleged incorrect ICMS tax credit related to the reversal of debts from tax on the provision of telecommunications services, in the amounts of R$ 21,159 and R $  16,463 respectively, totaling R $  37,622 .. The subsidiary is discussing these assessments at the administrative level. Due to the closing of the administrative phase in the State of Bahia, the subsidiary filed a legal remedy to post a Bond in the amount of R$ 19,208. Tim Celular is defending this administrative proceeding in the State of Rio de Janeiro.

In June 2012, TIM Celular received from the State of São Paulo a tax assessment notice in the amount of R$ 23,571 regarding alleged failure to pay or delay in paying ICMS tax on transactions involving receipt of goods subject to the Tax Substitution Regime. The subsidiary has challenged such tax assessment notice.

In January 2013, TIM Celular received a tax assessment notice from the State of São Paulo in the amount of R $  16,475 regarding an alleged improper credit of an amount entered in the July 2012 GIA, arising from refusal of a request for ICMS tax credit offset. The tax assessment notice has been defended administratively and is awaiting first - instance judgment.

In January and April 2013, TIM Celular received two tax assessment notices from the State of São Paulo regarding an alleged improper ICMS credit arising from the interstate purchase of goods with tax benefit granted in the State of origin (DF) in the amounts of R $  80,695 and R $  35,500. The tax assessment notices are being defended administratively and are awaiting judgment by the court of appeals.

In February 2013, TIM Celular received a tax assessment notice from the State of Ceará regarding an alleged lack of total or partial payment of ICMS, including the amount owed for tax substitution referring to the years 2008 and 2009, in the amount of R $  75,170. The tax assessment notice has been defended administratively and is awaiting first - instance judgment. In December 2013, the subsidiary reclassified the chances of loss as a probable risk and recorded a provision for part of the amount assessed, totaling R $  2,436 ..

In May 2013, TIM Celular received service of process for Tax Foreclosure handed down by the State of Rio Grande do Norte, for the collection of tax credits of R $  17,918 in ICMS tax and FECOP arising from having allegedly committed several violations, including (i) alleged improper appropriation of credits on goods intended for permanent assets; (ii) non - payment of ICMS tax levied on communication services and the sale of goods ascertained by cross checking the information on the company ' s tax and accounting entries.

In September 2013, TIM Celular filed a legal action and posted the proper bonds to discuss a tax credit recorded by the State of Bahia, upon issuance of a tax assessment notice to collect ICMS tax resulting from alleged purchase and sale transactions involving goods without the respective accounting entry. The amount involved is R $  17,242.

In December 2013, TIM Celular received a tax assessment notice in the amount of R $  582,702 issued by the State Treasury Office of the Federal District due to alleged underpayment of ICMS tax resulting from the use of a tax benefit (Pró - DF) granted by the tax authority, but declared unconstitutional by the Court of Justice of the Federal District and Territories. The subsidiary is being defended at the administrative level.

(e.3.4) Municipal claims

On December 20, 2007, TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$ 94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative service of plan cancellation, telephone directory assistance service, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

Since March 2011, TIM Celular has been served with tax assessment, currently 71, notices drawn up by the municipality of São Paulo, with respect to ISS plus fines imposed on the Company's several revenue accounts, in the amount of R$ 41,927. Recently, TIM Celular became aware of the unsuccessful closing at the administrative level of 27 of these tax assessments, which were forwarded for inclusion in overdue tax liabilities, and subsequent ruling on 5 tax foreclosures totaling R$ 110,998. The subsidiary arranged for sureties to be issued so as to judicially guarantee the debits while they are being discussed.

(e.3.5) FUST - Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of TIM Celular that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of Article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of TIM Celular in connection with the non-payment of FUST on interconnection revenues. ANATEL's intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period total a possible loss of R$ 727,787.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$ 76,066 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001 to 2009. The aforementioned assessments are being challenged at the administrative level.

(e.3.6) FUNTTEL - Telecommunications Technological Development Fund

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$  300,495 , in connection with FUNTTEL amounts due on interconnection revenues for the years from 2001 to 2009, as well as a fine for arrears. It is the continued understanding of the subsidiary that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the subsidiary's interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$  22,001 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the period from 2002 to 2009. The aforementioned assessments are being challenged at the administrative level.

(e.4)

Regulatory proceedings

(e.4.1)

Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), Anatel filed ninety Procedures for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries.

TIM Celular is authorized to provide SMP services in all Brazilian states and the federal District for an indefinite period, and to use the associated radio frequencies, having obtained an extension from Anatel of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

In February 2011, orders issued by Anatel determined a charge of 2% on interconnection revenue concerning the cumulative payment of extensions of right of use of radio frequency renewals. These decisions have been challenged by a Request for Reconsideration (Case No. 53500.008519/2012), an Annulment Action to be filed (Case No. 53500.009876/2009 and exhibits ) and a Legal Suit (Suit for Consignment in Payment and Writ of Mandamus) filed by TIM Celular, given the understanding that there is no regulatory obligation associated to payments other than those exclusively linked to direct revenues from their service plans.

The Request for Reconsideration (Case No. 53500.009876/2009 and exhibits) was judged in February 2013, and Anatel denied the appeal, maintaining the terms of the decision appealed. Once notified of the decision, TIM will therefore adopt new legal measures (Annulment Action) to ensure the suspension of the enforceability of the debits.

Anatel denied the Administrative Appeal (Case No. 53500.008519/2012) by means of Order No. 2,895 of May 8, 2013. For this reason, as soon as it is notified of such decision, TIM will file a Request for Reconsideration. Moreover, Anatel, by means of an Order from the Presidential Office issued in October 2012, Anatel overruled the suspensive effect requested by TIM Celular through an appeal. In the light of this, in November 2011, the subsidiary filed a Writ of Mandamus against Anatel, requesting the granting of a Preliminary Injunction, in order to give suspensive effect to the Appeal filed; however, the Preliminary Injunction was not granted.

Also in November 2011, Anatel published Abstract 11/2011, in which the Director of the agency explained his understanding regarding the levying of interconnection revenue for STFC concessionaires when calculating the onus (2% of the revenues) arising from extending STFC concession agreements.

On April 30, 2012, TIM Celular filed a Suit for Consignment in Payment No. 0020904-41.2012.4.01.3400, making a court deposit of the amounts corresponding to the payment of a 2% lien on revenues from SMP plans, which expired in 2012. In this sense, it requested processing of the Appeal filed as required. On May 30, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Appeal filed under Case No. 53500.008519/2012. Nevertheless, the Injunction was not granted.

On May 30, 2012, TIM Celular filed a Request for Reconsideration, in case records No. 53500.007487/2011, due to the decision rendered by Anatel rejecting the Appeal filed. On May 31, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Request for Reconsideration filed. However, the Injunction was not granted, and, through Order No. 5458/2012 - CD, published in the Federal Official Gazette on September 3, 2012, Anatel decided to take cognizance of the Request for Reconsideration filed by TIM Celular in the case records so as to reject it on the merits. TIM Celular took other legal measures applicable so as to ensure unenforceability of this debt and filed an Action for Annulment, which was challenged by Anatel. TIM Celular submitted its Reply in January 2013. This case is pending judgment.

On November 27, 2012, Anatel published Precedent No. 13/2012, whereby the Board of Directors of this Agency issues its understanding that " The base for calculation of the amount payable for the renewal of the right to use radio frequencies, as set forth in the Instruments of Authorization for the provision of the Personal Mobile Service (SMP), includes, among others, revenue from interconnection and from additional conveniences as well as operating revenue from the provision of SMP. " Thus, on December 21, 2012, TIM submitted to Anatel the Request for Annulment of Precedent No. 13/2012, which is still pending analysis.

On April 22, 2013, TIM filed an Objection on the records of Case No 53500.003758/2013 against the requirement of "additional amounts" regarding the extension of the right to use radio frequencies associated with the provision of the Personal Mobile Service (SMP), which is pending analysis by Anatel. By means of Official Letter No. 423/2013/GPR - ANATEL, of November 12, 2013, TIM was notified of Decision Order No. 5.467/2013 - PR, of November 11, 2013, by means of which Anatel denied the staying effect requested.

On April 30, 2013, TIM filed an Objection in the records of the Case No. 53500.005844/2013 against the inclusion of interconnection revenues and Value Added Services in the 2% charge on the contractual burden resulting from the extension of the right to use radio frequencies associated with the provision of the Personal Mobile Service (SMP), which is pending analysis by Anatel. By means of Official Letter No. 426/2013/GPR - ANATEL, of November 13, 2013, TIM was notified of Decision Order No. 5.456/2013 - PR, of November 11, 2013, by means of which Anatel denied the staying effect requested.

(e.4.2)

Furthermore, in view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from Anatel for payment of a new Facilities Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

State	Instrument of authorization	Expiry Date	Act	Amount (R$ /1000)

Paraná (excluding the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 dated 4/13/2006	R$ 80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 dated 9/18/2008	R$ 54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14//2024	1.848 dated 4/13/2009	R$ 333
Ceará	084/2008/PVCP/SPV	11/28/2023	7.385 dated 11/27/2008	R$ 41,728
Alagoas	085/2008/PVCP/SPV	12/15/2023	7.383 dated 11/27/2008	R$ 20,038
Rio Grande do Norte	087/2008/PVCP/SPV	12/31/2023	7.390 dated 11/27/2008	R$ 19,844
Paraíba	086/2008/PVCP/SPV	12/31/2023	7.386 dated 11/27/2008	R$ 15,020
Piauí	088/2008/PVCP/SPV	3/27/2024	7.389 dated 11/27/2008	R$ 13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7.388 dated 11/27/2008	R$ 54,000
Bahia and Sergipe	412/2012/PVCP/SPV	8/06/2027	3.833 dated 7/06/2012	R$ 110,803
MG	172/2013/PVCP/SPV	4/07/2028	710 dated 1/30/2013	R$ 185,647

The demand for payment of TFI is a result of Anatel's understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company's understanding, this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, which was refuted by Anatel. After all administrative measures have been taken, the matter is now being handled at the judicial level, and a favorable Injunction stayed the enforcement of the charge until the definitive ruling of the suit.

According to the Instruments of Authorization for the operation of SMP, TIM Celular agreed to and undertook in stages the implementation of SMP coverage in relation to its respective regions, within the scope of the areas it had been awarded in the respective lots. Also referred to, as the terms of authorization, the Subsidiaries are required to operate within the quality standards established by Anatel and adhering to the obligations required by the legislation.

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

The Subsidiaries submitted to Anatel administrative defenses and filed administrative appeals and requests for reconsideration (through the courts whenever necessary), explaining that the non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

 26 Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated

	2013	2012

Opening balance	298,808	261,918
Additions recorded throughout the period, net of write-offs	1,005	36,890

Closing balance	299,813	298,808

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated costs are allocated through this timetable updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•

the rate used to discount the cash flows is the average debt cost, that was 8.75% p.a. at December 31, 2013 (7.70% p.a at December 31, 2012).

27 Shareholders' equity

(a)

Capital

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 4,450,000,000 common shares.

The subscribed capital is represented as follows:

	2013	2012

Value paid-in	9,886,887	9,886,887
(-) Funding costs	(47,117)	(47,117)

Net value paid-in	9,839,770	9,839,770

Number of common shares	2,417,632,647	2,417,632,647

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

(b)

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76. These reserves are comprised as follows:

	2013	2012

Special goodwill reserve	380,560	380,560
Capital reserve - stock options	10,684	6,440
Tax benefit reserve	826,396

	1,217,640	387,000

Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders, and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for absorption of losses or capital increase. The accumulated amount of benefits which TIM Celular enjoyed at December 31, 2013 was R$ 826,396.

Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE -

acquisition of minority shares

In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$ 157,556.

(ii)

Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações S.A. approved the takeover by TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$ 739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$ 516,725) created goodwill against capital reserves of R$ 223,004.

Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (note 28).

(a)

Revenue reserves

Legal reserve

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 42 of the Company's bylaws and Article 194 of Law No. 6404/76, and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves or intended for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

(b)

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, in an amount equivalent to 25% of the adjusted net income.

The dividends were calculated as follows:

	2013	2012

Net income for the current year	1,505,614	1,448,888
(-) Legal reserve constitution	(75,281)	(72,444)

Adjusted net income	1,430,333	1,376,444

Dividends to be distributed
Minimum dividends calculated considering 25% of the adjusted net income	357,583	344,111

Dividends per share (Reais per share)	0.1480	0.1423

The General and Special Meeting of Shareholders ("GEMS") held on April 11, 2013 approved the payment of supplementary dividends (over and above the mandatory minimum) of R$ 398,889.

28 Stock options

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long - term incentives plan for senior management and key executives of the Company and its subsidiaries.

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of common shares; and (2) performance of the Company's share price against a benchmark defined by TIM's Management and composed of shares of other telecommunications, technology and media companies.

Stock options are effective for 6 years, and the Company has no legal or informal obligation to repurchase or settle the options in cash.

Regarding the 2011 Grant, one - third of the options could be exercised at the end of July 2012. However , at the end of July 2013, two-thirds of the options could not be exercised due to non-compliance with the minimum performance conditions accrued from 2011 to 2013. At the end of the first half of 2014, two-thirds may be exercised. The performance conditions of this grant are measured in the three - year period from 2011 to 2013, and the measurement occurs in July of each year.

Regarding the 2012 Grant, one - third of the options could not be exercised in the beginning of September 2013 due to non-compliance with the minimum performance conditions. Two - thirds may be exercised in the beginning of September 2014 and three - thirds may be exercised in the beginning of September 2015, provided the minimum performance conditions are complied with. The performance conditions of this grant are measured in the three - year period from 2012 to 2014, and the measurement occur s in July and August of each year.

On July 30, 2013, the Board of Directors approved the conditions valid for the 3rd (third) Grant. One-third of the options may be exercised at the end of July 2014, two-thirds may be exercised at the end of July 2015 and three-thirds may be exercised at the end of July 2016, provided the minimum performance conditions are complied with. The performance conditions for this grant are measured in the 2013-2015 three-year period, in July of each year.

Using the accrual basis of accounting, the expenses related to the long - term benefit plan are being accounted on a monthly basis and, at the end of 2013 totaled R $  4,244.

2011 Grant

On the grant date (August 5, 2011), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company ' s trading volume and share prices in the 30 days prior to July 20, 2011 (when the Board of Directors of the Company approved the benefit).

On August 5, 2011, options were granted for purchase rights on 2,833,596 shares. At December 31, 2013, no options were exercisable.

The significant data included in the model were the following: average weighted share price of R$ 8.31 on the grant date; exercise price of R$ 8.84 and volatility of 51.73% p.a.; stock option expected life of 6 years and annual risk-free interest rate of 11.94% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

2012 Grant

On the grant date (September 5, 2012), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company ' s trading volume and share prices from July 1, 2012, to August 31, 2012.

On September 5, 2012, options were granted for purchase rights on 2,661,752 shares. At December 31, 2013 , there were no exercisable options ..

The significant data included in the model were the following: weighted average share price of R $  8.96 on the grant date and volatility of 50.46%, p.a., stock option expected life of 6 years and annual risk - free interest rate of 8.89% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

2013 Grant

On the grant date (July 30, 2013), the exercise price of the options granted was calculated based on the weighted average price of the shares of TIM Participações S.A. Such average took into account the trading volume and trading price of the Company's shares over the 30-day period preceding July 20, 2013.

On July 30, 2013, options corresponding to the right to purchase 3,072,418 shares were granted. As of December 31, 2013, no options were exercisable.

The significant data included in the model were as follows: weighted average share price of R$ 8.13 at the grant date; volatility of 48.45% p.a.; 6 years' expected life of the stock options, and risk-free annual interest rate of 10.39% p.a. The volatility was calculated based on the price of common shares of TIM over a period of 6 years.

29 Net operating revenue

	Consolidated

	2013	2012

Service revenue - Mobile
Subscription and use	11,309,804	11,086,671
Network use	3,760,751	3,969,138
Long distance	3,332,965	3,217,921
VAS - Additional services	5,353,653	4,404,832
Others	236,255	201,265

	23,993,428	22,879,827

Service revenue - Landline	1,071,787	1,470,259

Service revenue	25,065,215	24,350,086

Goods sold	4,596,539	3,405,726

Gross operating revenue	29,661,754	27,755,812

Deductions from gross revenue
Taxes	(6,544,661)	(5,954,837)
Discounts given	(2,948,294)	(2,774,672)
Returns and others	(247,508)	(262,356)

	(9,740,463)	(8,991,865)

Total net revenue	19,921,291	18,763,947

30 Cost of services provided and goods sold

	Consolidated

	2013	2012

Personnel	(61,130)	(61,632)
Third party services	(403,257)	(385,357)
Interconnection	(4,518,927)	(4,659,052)
Depreciation and amortization	(2,097,931)	(1,861,980)
ANATEL fees	(13,071)	(11,767)
Rentals and insurance	(358,948)	(277,483)
Others	(18,097)	(18,735)

Cost of services provided	(7,471,361)	(7,276,006)

Cost of goods sold	(3,350,841)	(2,604,978)

	(10,822,202)	(9,880,984)

31

Sales expenses

		Consolidated

	2013	2012

Personnel	(563,486)	(501,563)
Third party services	(2,201,727)	(2,164,639)
Advertising and publicity	(592,421)	(537,765)
Impairment of accounts receivables	(240,051)	(250,972)
ANATEL fees	(1,030,576)	(1,027,594)
Depreciation and amortization	(170,084)	(178,691)
Rentals and insurance	(76,509)	(57,399)
Others	(36,668)	(55,538)

	(4,911,522)	(4,774,161)

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

32 General and administrative expenses

	Parent company		Consolidated

	2013	2012	2013	2012

Personnel	(7,234)	(3,085)	(207,260)	(165,837)
Third party services	(6,615)	(5,730)	(513,741)	(446,548)
Depreciation and amortization			(180,570)	(312,714)
Rentals and insurance	(186)	(172)	(72,779)	(73,196)
Others	(790)	(551)	(38,206)	(31,648)

	(14,825)	(9,538)	(1,012,556)	(1,029,943)

33 Other revenues (expenses), net

	Parent company		Consolidated

	2013	2012	2013	2012 Reclassified

Revenues
Subvention income, net			11,677	7,542
Fines on telecommunications services			39,226	37,542
Other revenues (expenses)			8,030	(11,147)

			58,933	33,937
Expenses
FUST/FUNTTEL			(173,241)	(183,224)
Taxes, fees and contributions		(1)	(1,416)	(2,624)
Provision for contingencies - net of reversal	(1,395)	(559)	(279,755)	(236,340)
Other operating expenses	(14)	(7)	(21,374)	(32,036)

	(1,409)	(567)	(475,786)	(454,224)

Amortization of concessions			(319,285)	(335,203)

	(1,409)	(567)	(795,071)	(789,427)

Other expenses, net	(1,409)	(567)	(736,138)	(755,489)

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

34 Finance income

	Parent company		Consolidated

	2013	2012	2013	2012 Reclassified

Interest on financial investments	1,248	1,775	257,376	153,026
Interest received from clients			63,855	68,837
Swap interest			79,561	174,981
Monetary adjustment	8,001	12,144	46,200	80,719
Other revenue			4,399	1,452

	9,249	13,919	451,391	479,015

35 Finance costs

	Parent company		Consolidated

	2013	2012	2013	2012 Reclassified

Interest on loans and financing			(268,133)	(227,764)
Interest paid to suppliers			(54,992)	(21,261)
Interest on taxes and fees	(5)	(5)	(1,191)	(15,732)
Swap interest			(173,649)	(214,713)
Monetary adjustment	(8,598)	1	(103,582)	(79,173)
Discounts granted			(97,066)	(71,325)
Other expenses	(147)	8,031	(51,087)	(14,786)

	(8,750)	8,027	(749,700)	(644,754)

36 Foreign exchange variations

	Parent c ompany		Consolidated

	2013	2012	2013	2012 Re classified
Revenue
Borrowings and f inancing			1,189	191,768
Suppliers	32	7	7,504	9,758
Swaps			206,332	316,185
Other s			19,738	34,077

	32	7	234,763	551,788

Expenses
Borrowings and f inancing			(233,446)	(313,172)
Suppliers	(14)	(17)	(17,336)	(21,724)
Swaps			22,113	(194,514)
Other s			(10,505)	(26,529)

	(14)	(17)	(239,174)	(555,939)

Foreign exchange variations, net	18	(10)	(4,411)	(4,151)

37 Income tax and social contribution expenses

		Consolidated

	2013	2012 Reclassified
Current tax
Income tax for the period	(340,763)	(360,491)
Social contribution for the period	(110,565)	(133,472)
Tax incentive - ADENE	151,316	82,399

	(300,012)	(411,564)
Deferred income tax
Deferred income tax	(240,518)	(213,641)
Deferred social contribution	(86,585)	(76,937)

	(327,103)	(290,578)
Provision for contingencies of income tax and social contribution	(3,424)	(2,450)

	(630,539)	(704,592)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	Consolidated

	2013	2012

Income before income tax and social contribution	2,136,153	2,153,480

Combined tax rate	34%	34%

Income and social contribution taxes at the combined tax rate	(726,292)	(732,183)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(53,214)	(72,792)
Attributed cost		(34,000)
Technological innovation		(6,377)
Tax incentive - ADENE	151,316	82,400
Realization of deferred income tax and social contribution - TIM Fiber merger		67,977
Other amounts	(2,349)	(9,617)

	95,753	27,591

Income tax and social contribution charged to income for the period	(630,539)	(704,592)

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

According to Article 443, item I, of Decree No. 3000/1999, to subventions for investments not be considered within the taxable income, they must be recorded as capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules, having, therefore, constituted these reserves in the amount of R$ 826,396.

According to the Technical Communication 02/2014, issued by Ibracon, the Company analyzed the potential tax impacts related to the dividends distribution in excess of amounts calculated according to the accounting practices in effect in Brazil as of December 31, 2007 (previous date in relation to the application of Law 11.638/07). The maximum effect of the adoption of Provisional Measure 627/13 in the next fiscal year would not produce relevant impacts for the Company, reason why it will not opt for the application of the referred rule as from 2014. This procedure is in accodarnce with articles 71 and 95 of Provisional Measure 627/13. As from 2015, it is expected that all Brazilian companies will follow the new rule.

38

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the year.

	2013	2012

Income attributable to shareholders of the company	1,505,614	1,448,888

Weighted average number of common shares issued (thousands)	2,416,837	2,416,837

Basic earnings per share (expressed in R$)	0,6230	0,59950

(b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	2013	2012

Earnings attributable to shareholders of the company	1,505,614	1,448,888

Weighted average number of common shares issued (thousands)	2,417,509	2,417,092

Diluted earnings per share (expressed in R$)	0,6228	0,59943

39

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets

	2013	2012

Telecom Personnel Argentina (1)	1,484	935
Telecom Italia Sparkle (1)	16,949	32,925
Lan Group (4)	1,565	9,919
Others	3,003	4,104

Total	23,001	47,883

	Liabilities

	2013	2012

Telecom Italia S.p.A. (2)	32,267	20,702
Telecom Personel Argentina (1)	1,435	1,462
Telecom Italia Sparkle (1)	21,683	11,386
Italtel (3)	24,403	23,975
Others	11,264	9,714

Total	91,052	67,239

	Revenue

	2013	2012

Telecom Italia S.p.A. (2)	2,804	2,769
Telecom Personel Argentina (1)	6,561	4,943
Telecom Italia Sparkle (1)	17,352	54,615
Others	1,120	1,534

Total	27,837	63,861

	Cost/expense

	2013	2012

Telecom Italia S.p.A. (2)	6,281	4,284
Telecom Italia Sparkle (1)	29,065	32,556
Telecom Personel Argentina (1)	4,129	6,999
Lan Group (4)	32,326	26,343
Others	16,641	11,491

Total	88,442	81,673

(1)

These amounts refer to roaming, value-added services (VAS) and assignment of means.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD and signaling services.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

40

Transactions with Telefonica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, from Telco S.p.A ("Telco"), come to  hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações (the “Transaction”).

Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the Transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For the purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation de facto and ipso jure in Brazil, so that Telefonica's participation in Telco S.p.A. could not be characterized as influencing the financial, operational and strategic decisions made by the operators of the TIM Group in Brasil.

Furthermore, in April 2010, as a condition for the approval of the Transaction by the Administrative Council of Economic Defense (CADE), related to the Concentration Act No. 53500.012487/2007 , Telco´s subsidiaries signed a Performance Commitment Instrument (TCD), which determined the rules of Telefonica´s shareholding participation on Telecom Italia deliberations and its governance restrictions to the Brazilian market .. TIM Brasil Serviços e Participações S.A, controlling company of TIM Participações, also signed this TCD agréement as stakeholder part.

In the supervision of the fullfilment of the TCD in 2013, CADE, after Telefonica´s elucidations about the new shareholders´ agreement of Telco and the increase in its ownership on capital stock of that entity, decided to determine, aiming to maintain the initial conditions that enabled the approval of the Transaction in 2010, the sale by Telefonica, within the period confidentially stipulated by CADE, of the acquired shares in 2013 that resulted in the increase of Telefonica´s ownership on the Telco´s capital stock.

TIM Participações continues to operate in the Brazilian market on the same independent and autonomous basis as before the Transaction, still ensuring transparency of its transactions with the Telefónica Group in Brazil, including disclosing the total amounts and the nature of such transactions in its financial statements.

At December 31, 2013, exclusive agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil were in force in respect of telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (long-distance code) entered into on an arm's length basis and the applicable legislation. At December 21, 2013, the receivables and payables arising from these agreements amounted to R$ 208,988 and R$ 133,538 respectively (R$  178,817 and R$  134,878 at December 31, 2012). The amounts charged to income by the Company represent operating revenue and expenses totaling R$  1,456,276 and R $  1,117,651 (R $  1,476.804 and R $  1,169,096 at December 31,, 2012) respectively.

41 Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange variation risks and partly eliminate the interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i)

Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

At December 31, 2013, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the borrowings taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii)

Interest rate risks

Interest rate risks relate to:

•

the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As of December 31, 2013, the parent company TIM Celular has no swap transactions linked to the TJLP.

•

the possibility of unfavorable changes in interest rates, which would result in higher financial costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at December 31, 2013, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

(iii)

Credit risk inherent in the provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in the event that they default on payment of their bills. At December 31, 2012 and 2013, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

(iv)

Credit risk inherent in the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. At December 31, 2013 and 2012, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v)

Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

			2013			2012

	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative financial instruments	246,863	(44,418)	202,445	188,807	(78,205)	110,602

Current portion	11,969	(44,418)	(32,449)	104,712	(42,061)	62,651

Non-current portion	234,894		234,894	84,095	(36,144)	47,951

The consolidated financial derivative instruments with long-term maturities at December 31, 2013 have the following maturity schedule:

	Assets	Liabilities

2015	12,042
2016	140,860
2017	22,437
2018
2019 onwards	59,555

	234,894

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

Consolidated financial assets and liabilities

measured at fair value

			2013

	Level 1	Level 2	Total balance

Assets
Financial assets valued at fair value through profit or loss
Trading securities	28,681		28,681
Derivatives used for hedging purposes		246,863	246,863

Total assets	28,681	246,863	275,544

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		44,418	44,418

Total liabilities		44,418	44,418

			2012

	Level 1	Level 2	Total balance

Assets
Financial assets valued at fair value through profit or loss
Trading securities	22,644		22,644
Derivatives used for hedging purposes		188,807	188,807

Total assets	22,644	188,807	211,451

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		78,205	78,205

Total liabilities		78,205	78,205

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices of financial institutions or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company's own valuation methodologies.

Financial instruments by category

The Company's financial instruments by category can be summarized as follows:

	Consolidated

	Loans and receivables	Assets valued at fair value through profit or loss	Total

December 31, 2013

Assets, according to balance sheet
Derivative financial instruments		246,863	246,863
Trade accounts receivable and other accounts receivable, excluding prepayments	3,548,988		3,548,988
Financial assets valued at fair value through profit or loss		28,681	28,681
Cash and cash equivalents	5,2587,642		5,287,642

	8,836,630	275,544	9,112,174

	Consolidated

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2013

Liabilities, according to balance sheet
Borrowings		4,746,656	4,746,656
Derivative financial instruments	44,418		44,418
Suppliers and other obligations, except legal obligations		5,255,337	5,255,337

	44,418	10,001,993	10,046,411

		Consolidated

	Loans and Receivables	Assets valued at fair value through profit or loss	Total

December 31, 2012

Assets, according to balance sheet
Derivative financial instruments		188,807	188,807
Trade accounts receivable and other accounts receivable, excluding prepayments	3,712,176		3,712,176
Financial assets valued at fair value through profit or loss		22,644	22,644
Cash and cash equivalents	4,429,780		4,429,780
	8,141,956	211,451	8,353,407

		Consolidated

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2012

Liabilities, according to balance sheet
Borrowings		4,390,095	4,390,095
Derivative financial instruments	78,205		78,205
Suppliers and other obligations, excluding legal obligations		4,293,121	4,293,121

	78,205	8,683,216	8,761,421

Capital management

The Company's objectives in managing its capital are to safeguard the Group's on-going ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.

In order to maintain or adjust its capital, the Company may review its dividend payment policy, return capital to the shareholders or, in addition, issue new shares or sell assets to reduce its indebtedness, for example.

The Company's policy for protection

against financial risks - Summary

The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign currency, in order to control the exposure to risks related to exchange variation.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure. The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

At December 31, 2013 and 2012, no type of margin or guarantee applied to transactions with derivative instruments was entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned rating agencies, the shareholders' equity and the degree of concentration of operations and funds.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective at December 31, 2013 and 2012:

December 31, 2013

		Counterparty					Average sweap rates

Currency	Type of SWAP	DEBT	SWAP	Total debt	Total Swap (Active Leg Accrual)	% cove-rage	Active Leg	Passive Leg

USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,115,324	1,115,241	100%	LIBOR 6M + 0.77% p.a.	95.25% do CDI
USD	LIBOR X DI	BNP	CITI, BES	224,395	224,395	100%	LIBOR 6M + 2.,53% p.a.	95.,01% do CDI
USD	LIBOR X DI	BOFA	BOFA	280,822	280,822	100%	LIBOR 3M + 1.,35% p.a.	102% do CDI
USD	PRE X DI	JP Morgan	JP Morgan	117,704	117,704	100%	1.73% p.a.	101.,5% do CDI
USD	PRE X DI	Cisco	Santander	117,768	117,768	100%	1.,80% p.a.	93.80% do CDI

December 31, 2012

		Counterpary					Average swap rates

Currency	Type of de SWAP	Debt	SWAP	Total debt	Total Swap (Active leg Accrual)	% cove-rage	Asset side	Liability side

R$	PRE X DI	BNB	Santander	38,743	5,978	15%	10.54 p.a.%	69.80% of CDI
R$	TJLP X DI	BNDES	Santander, ITAÚ	1,894,790	55,631	3%	TJLP + 4.2% p.a.	91.43% of CDI
USD	LIBOR X DI	BEI	Santander, CITI MS + BOFA	836,562	836,538	100%	LIBOR 6M + 0.74% p.a.	95.02% of CDI
USD	LIBOR X DI	BNP	CITI + BES	244,723	244,723	100%	LIBOR 6M + 2.53% p.a.	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	244,964	244,985	100%	(LIBOR 3M + 1.25% p.a.) x 1.18	92.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	205,280	205,444	100%	1.84% p.a.	92.50% of CDI

		Currency
			Reference value (Notional)		Fair value

	Object		2013	2012	2013	2012

Fixed interest risk vs. CDI	Part of financing obtained from BNB	BRL		2,798
Asset position						6,008
Liability position						(5,062)
Net balance						946

TJLP risk vs. CDI	Part of financing obtained from BNDES	BRL		55,052
Asset position						56,167
Liability position						(55,069)
Net balance						1,098

USD exchange risk vs. CDI	Full protection against exchange variation risk granted by banks BNP Paribas, BEI, BOFA and JP Morgan	BRL	1,614,311	1,406,316
Asset position					1,829,236	1,515,769
Liability position					(1,626,790)	(1,407,210)
Net balance						108,559

Total			1,614,311	1,464,166	202,446	110,603

Sensitivity analysis table - Effects of the variation

on fair value of the swaps

For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	2013	Probable Scenario	Possible Scenario	Remote Scenario

USD-indexed debit (BNP Paribas, BEI, BOFA and JP Morgan)	1,829,236	1,829,236	2,310,460	2,801,156
Fair value of swap receivable	1,829,236	1,829,236	2,310,460	2,801,156
Fair value of swap payable	(1,626,790)	(1,626,790)	(1,630,372)	(1,634,242)

Net swap exposure	202,446	202,446	680,088	1,166,914

Because the subsidiaries own financial derivative instruments intended only to safeguard their financial debt, the changes in the scenarios are accompanied by the respective protected instrument, thus showing that the exposure effects arising from swaps are reflected in the debt. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios. Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as financial protection. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect at December 31, 2013 basically rely on assumptions relating to variations of the market interest rates and the variation of the US Dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect i) the variation of CDI and ii) fluctuation of the US Dollar used in swap transactions, with the following percentages and quotations as a result:

Risk variable	Probable Scenario	Possible Scenario	Remote Scenario

CDI	9,77%	12,21%	14,66%
USD	2,34	2,93	3,51

Gains and losses with derivatives in the period

2013

Fixed interest risk vs. CDI	11
TJLP risk vs. CDI	(119)
USD exchange risk vs. CDI	134,465

Net gains	134,357

Leverage

The Group's objectives in managing capital are to guarantee the capacity to provide financial returns to its shareholders and benefits to stakeholders, as well as maintain a capital structure to reduce costs.

To maintain or adjust the Group's capital structure Management can review the dividend policy, reimburse the capital to its shareholders, issue new shares or sell assets to reduce, for example, the net debt level.

Aligned with other market participants, the Group monitors, among other indexes, the financial leverage, measured based on the index Net Debt / EBITDA.

The financial leverage indexes as of December 31, 2013 and 2012 are the following:

	Consolidated

	2013	2012

Total borrowings (Note 20 and 41)	4,544,210	4,279,492
LT Amazonas (Note 18)	322,670
Less: cash and cash equivalents (Notes 6 and 7)	(5,287,642)	(4,430,590)

Net Cash	(420,762)	(151,098)

EBITDA (last 12 months) (*)	5,206,743	5,011,958

Financial leverage index	(0,08)	(0,03)

(*) Reconciliation of Net Income for the year:

Net income for the year	1.505.614	1.448.888
Depreciation and amortization	2.767.870	2.688.588
Net Financial Income	302.720	169.890
Income tax and social contribution	630.539	704.592
EBITDA	5.206.743	5.011.958

Defined benefit pension plans and other post-employment benefits

		Consolidated

	2013	2012

PAMEC/active participants' policy and Health Plan	1,084	4,486

The Company and its subsidiaries have defined benefit pension plans and other post-employment benefits particularly as a result of the period of privatization of the Telebrás System. The number of current and former employees that are still entitled to these benefits is extremely low and the amounts involved, whose calculations are based on the criteria set forth in CPC 33 (R1), are irrelevant in the context of the financial statements.

Management Fees

Key Management includes statutory officers and the Board of Directors. The remuneration to key Management personnel for their services in the period ended December 31, 2013, amounted to R$ 13,784 (R$ 12,001 during the same period in 2012).

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, at December 31, 2013, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured

Operating risks	29,373,216
General Third Party Liability - RCG	53,000
Vehicles (Executive and Operational Fleets)	100% of Fipe Table. R$ 1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$ 100 for Pain and Suffering.

Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2014	515,901
2015	542,212
2016	566,611
2017	592,109
2018	618,753

2,835,586

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013

In thousands of reais, unless otherwise indicated

Expenses by type

	2013	2012 Reclassified
Expenses by type
Cost of services provided and goods sold	(10,822,202)	(9,880,984)
Selling expenses	(4,911,522)	(4,774,161)
General and administrative expenses	(1,012,556)	(1,029,943)
Other revenue (expenses), net	(736,138)	(755,489)

	(17,482,418)	(16,440,577)
Classified as:
Personnel	(831,876)	(729,032)
Advertising and publicity	(592,421)	(537,765)
Third party services	(3,118,725)	(2,986,376)
Interconnection	(4,518,927)	(4,659,052
Cost of goods sold	(3,350,841)	(2,604,978)
Depreciation and amortization	(2,767,870)	(2,688,588)
Impairment of accounts receivable	(240,051)	(250,972)
Taxes, fees and contributions	(1,218,304)	(1,225,209)
Rentals and insurance	(508,236)	(408,078)
Provision for contingencies	(279,755)	(236,340)
Training	(14,410)	(10,168)
Others	(41,002)	(104,019)

	(17,482,418)	(16,440,577)

Supplementary disclosure about consolidated cash flow

	2013	2012

Interest paid	230,238	299,739
Income tax and social contribution paid	319,765	287,439

Subsequent events

In the meeting held on February 13, 2014, the Board of Directors of TIM Participações S.A. proposed the allocation of R$ 485.722 for payment of supplementary dividends on income for 2013. Such allocation was not registered in the accounting balances for 2013 because it is still pending approval of the Company's General Meeting of Shareholders.

MANAGEMENT PROPOSAL OF

2014 CAPITAL BUDGET

FOR THE SUBSIDIARIES OF

TIM PARTICIPAÇÕES S/A (“COMPANY”)

Dear Shareholders,

According to the provisions in paragraph two, Art. 196 of Act 6.404/76, this is to submit TIM Participações S.A. (TIM) and its subsidiaries’ capital budget for the year of 2014, in the amount of three billion and eight hundred thousand Reais (R$ 3.800.000.000,00), according to the financing sources shown below and to be approved on this date.

  TIM Participações S.A. Capital budget proposal:

R$ 3.800.000.000,00

  Financing sources:

   Own/third party’s resources

R$ 3.800.000.000,00

The above resources will be invested in two major fronts, evolution of the network and business development, approximately in the following proportions, 89 % and 11 % respectively. These investments will help improve the delivery of services, growth of customer base, among others.

The evolution of the network passes through investments that stratify in access 2nd, 3rd and 4th generation last mile ( last mile ), backhauling and radio and fiber optic backbone network as well as expansion of broadband fixed residential service in Sao Paulo and Rio de Janeiro . These projects seek to expand the capacity and coverage of TIM´s infrastructure, ensuring high levels of quality and supporting the marketing strategies.

In the business development front, among other project, highlight the projects of information technology aimed at updating and developing the systems and technology platforms of TIM. The projects in question are intended to improvements, management, operational and especially the development of new and innovative products that are the hallmark of the Company.

Thus we propose the determination of the above proposed capital budget.

Rio de Janeiro, February 13th, 2014.

A Administração

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

FISCAL COUNCIL OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management Report and the individual and consolidated Financial Statements of TIM Participações S.A. ("Company"), dated as of December 31st, 2013.

Our examinations were conducted in accordance with the legal provisions and included: (i) analysis of financial statements prepared periodically by the Company; (ii) Capital Budget Proposal; (iii) Management’s Proposal for the allocation of results related to the year of 2013 and the dividends distribution by the Company; (iv) monitoring of the work done by external and internal auditors; and (v) questions about relevant actions and transactions made by the Management.

Based on our examination, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, PricewaterhouseCoopers Independent Auditors ("PwC"), unqualified, issued on February 13th, 2014, the Fiscal Council is of the opinion that: (i) the Management Report and the Financial Statements above mentioned, adequately reflect the information contained in them; (ii) the Company’s Capital Budget Proposal; and (iii) the Management’s Proposal for the allocation of results related to the year of 2013 and the dividends distribution by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 13th, 2014.

OSWALDO ORSOLIN Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
CARLOS ALBERTO CASER Member of the Fiscal Council	JOÃO VERNER JUENEMANN Member of the Fiscal Council

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

STATUTORY AUDIT COMMITTEE ANNUAL REPORT

About the Committee

The Statutory Audit Committee (“CAE”) of TIM Participações S.A. (“Company”) is a permanent statutory body created by the Extraordinary General Meeting, held on December 12th 2013, to adopt the best Corporate Governance practices. On December, 23th 2013, the Company’s Board of Directors approved the Internal Rules of CAE.

Currently, the CAE is composed by three (3) members, elected on December 12th 2013. The members shall remain in office until the Annual Shareholders’ Meeting of the year 2015, with reelection allowed for a maximum period of 10 (ten) years. All members are independents, being Mr. Maílson Ferreira da Nobrega is also a member of the Board of Directors and Mr. Samuel de Paula Matos the financial expert.

The CAE according to its Internal Rules is responsible to: (i) opine, preliminarily, on the hiring and removal from office of the independent auditor in charge of auditing the financial statements, or any other service provided by such auditor, whether or not it may be related to auditing; (ii) analyze the auditor’s annual work plan, discuss the results of the activities performed, revisions made and assess the performance of the independent auditors; (iii) supervise independent auditors’ activities to assess their independence, quality and adequacy of the services provided to the Company, including, to the full extent permitted by law, assistance solving any disagreement between the Management and the independent auditors concerning the presentation of financial statements; (iv) supervise the activities performed by internal audit department, and for that purpose analyze the annual work plan, discuss the results of the activities performed, the revisions made and assess the performance of internal auditors; (v) supervise and analyze the effectiveness, quality and integrity of the Company’s internal controls over financial reporting, in order to, inter alia, monitor the implementation of the provisions related to: (a) the presentation of the financial statements, including quarterly financial information and other interim statements; and (b) the disclosure of information and evaluations based on adjusted financial data and on non-accounting data,  resulting in unexpected additions to the structure of the usual reports on financial statements; (vi) analyze complaints, anonymous or not, concerning any accounting matters from internal controls or audit, received by the Company, as well as suggest measures that may be taken; (vii) examine, assess and express opinions, in advance, based on the material provided by the Company's Management, on  whether the contracts to be signed between the Company or its subsidiaries, on one hand, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control the said shareholder, or parties related in some other way to the Company, on the other hand, meet the standards that normally apply within the market to similar agreements  between independent parties, with the CAE having the right to request further clarification or the opinion of independent third parties, whenever deemed necessary; (viii) draw up the annual synthesis report, pursuant CVM rules, to be presented, together with the financial statements, including a description of: (a) its activities, the results and conclusions reached and recommendations made; and (b) any situation where there is significant disagreements between the Company's Management, independent auditors and the Statutory Audit Committee regarding financial statements of the Company; and (ix) assess and monitor the Company exposure to risk, with the right to request detailed information on policies and proceedings related to: (a) management fees; (b) utilization of Company assets; and, (c) expenses incurred on behalf of the Company.

The CAE assessments are based on information received from the Management, external auditors, internal auditors, responsible for risk management and internal controls and on its own analyses based on direct observation.

The PricewaterhouseCoopers Independent Auditors (“PwC”) is the company responsible for reviewing the audit of the financial statements, the planning and execution of audits, as recognized rules, as well as responsible for special review of the quarterly reports (ITRs), sent to the CVM. Its opinion must ensure that the financial statements referred represent, properly, the financial position of the equity and financial position of the Company, in accordance with the accounting practices adopted in Brazil, the Brazilian Corporate Law, the CVM rules and the International Financial Reporting Standards (IFRS) issued by International Accounting Standard Board (“IASB”).

The Internal Audit, reports directly to the Board of Directors, which will also be accompanied by CAE, operates broadly and independently, especially in the coverage of areas and activities that present more sensitive risks to the Company's operation and strategy.

Activities of the Statutory Audit Committee of TIM Participações in 2013

The CAE was installed in December 2013, but its first meeting occurred only on February 11th, 2014. On that occasion the CAE covered the following topics: (i) Acknowledge and appraised the contingencies of the Company, (ii) appraised the Management’s  Report and Financial Statements of the Company for the year ended December 31, 2013, (iii) Acknowledge the capital budget proposal, the management’s proposal for the allocation of the profit for the year 2013 and the distribution of dividends by the Company, (iv) Acknowledge the project for implementation of the necessary controls for purposes of the Anticorruption Law (Law 12.846/2013); and (v) Opined on the hiring of independent audit to provide other service, despite the financial auditing.

Conclusion

Despite the fact that the CAE had met only once since its installation, its members have played roles on Fiscal Council of Board of Directors of the Company for some time, which is why they felt comfortable in issuing this report.

Thus, in the exercise of their legal powers and responsibilities, the CAE analyzed the financial statements, together with the independent auditors opinion and the annual Management’s report for the fiscal year that ended on December 31st, 2013 ("Annual Financial Statements 2013" ). Considering the information provided by Management and the independent auditors, PwC as well as the proposal for the allocation of the results related to the year of 2013, the CAE assessed that such information and documents reflect fairly, in all relevant aspects, the financial and equity positions of the Company and its subsidiaries. For this reason, recommend unanimously the approval of the documents, by the Board of Directors, for submission to the Annual Shareholders Meeting, under the terms of the Brazilian Corporate Law.

Rio de Janeiro, February 13th, 2014.

Alberto Emmanuel Carvalho Whitaker Coordinator of the Statutory Audit Committee	Samuel de Paula Matos Member and Financial Specialist of the Statutory Audit Committee

TIM PARTICIPAÇÕES S.A.

Publicly-held Company

CNPJ/MF 02.558.115/0001-21

DIRECTORS’ STATEMENT

Rodrigo Modesto de Abreu (Chief Executive Officer), Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Executive Officer) e Jaques Horn (Chief Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the Company’s Financial Statement for the period ended December 31, 2013.

Rio de Janeiro, February 13, 2014.

RODRIGO MODESTO DE ABREU Chief Executive Officer	CLAUDIO ZEZZA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LORENZO FEDERICO ZANOTTI LINDNER Chief Operations Officer
ROGER SOLE RAFOLS Chief Marketing Officer	DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer
ROGÉRIO TOSTES LIMA Investor Relations Executive Officer